SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
1/1/2011 to 9/30/2011	7
1/1/2010 to 9/30/2010	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
1/1/2011 to 9/30/2011	15
1/1/2010 to 9/30/2010	16
Statement of Value Added	17
Comments on the Company’s Consolidated Performance	18
Notes to the Financial Statements	19
Reports and Statements
Independent Auditors’ Review Report on Interim Financial Information	90

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 9/30/2011
Paid-in Capital
Common	1,457,970,108
Preferred	0
Total	1,457,970,108
Treasury Shares
Common	0
Preferred	0
Total	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Parent Company Financial Statements / Balance Sheet - Assets

(R$ thousand)

Code	Description	Current Quarter 9/30/2011	Previous Year 12/31/2010
1	Total assets	44,681,121	37,368,812
1.01	Current assets	9,551,030	5,519,090
1.01.01	Cash and cash equivalents	3,285,570	108,297
1.01.03	Trade accounts receivable	2,462,643	2,180,972
1.01.04	Inventory	3,088,955	2,706,713
1.01.06	Recoverable taxes	219,481	257,559
1.01.08	Other current assets	494,381	265,549
1.02	Non-current assets	35,130,091	31,849,722
1.02.01	Long-term assets	4,051,987	6,371,380
1.02.01.03	Accounts receivable	9,539	18,982
1.02.01.06	Deferred income taxes	977,612	854,437
1.02.01.08	Receivables from related parties	1,030,630	2,471,325
1.02.01.09	Other non-current assets	2,034,206	3,026,636
1.02.02	Investments	21,345,797	17,023,295
1.02.03	Property, plant and equipment	9,711,043	8,432,416
1.02.04	Intangible assets	21,264	22,631

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Parent Company Financial Statements / Balance Sheet – Liabilities

(R$ thousand)

Code	Description	Current Quarter 9/30/2011	Previous Year 12/31/2010
2	Total liabilities	44,681,121	37,368,812
2.01	Current liabilities	5,834,431	5,087,912
2.01.01	Payroll and related charges	153,270	108,271
2.01.02	Trade accounts payable	606,771	427,048
2.01.03	Taxes payable	69,782	74,967
2.01.04	Loans and financing	3,918,473	2,366,347
2.01.05	Other liabilities	885,297	1,910,991
2.01.06	Provisions	200,838	200,288
2.02	Non-current liabilities	30,528,677	24,648,140
2.02.01	Long-term debt and debentures	19,516,469	12,817,002
2.02.02	Other liabilities	9,710,872	9,107,570
2.02.04	Provisions	1,301,336	2,723,568
2.02.04.01	Provisions for tax, social security, labor and civil risks	630,417	2,297,650
2.02.04.01.01	Taxes payable	216,192	1,892,345
2.02.04.01.02	Social security and labor provisions	39,480	36,966
2.02.04.01.03	Provisions for employee benefits	367,839	367,839
2.02.04.01.04	Civil provisions	6,906	500
2.02.04.02	Other provisions	670,919	425,918
2.03	Shareholders’ equity	8,318,013	7,632,760
2.03.01	Common-stock	1,680,947	1,680,947
2.03.02	Capital Reserves, options granted and treasury shares	30	30
2.03.04	Earnings reserves	4,892,095	6,119,798
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.04	Unrealized profit reserve	3,779,357	3,779,357
2.03.04.08	Additional dividend proposed	0	1,227,703
2.03.04.09	Treasury shares	0	-570,176
2.03.04.10	Investment reserve	776,548	1,346,724
2.03.05	Retained earnings	2,874,190	0
2.03.08	Other comprehensive income/(loss)	-1,129,249	-168,015

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Parent Company Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 7/1/2011 to 9/30/2011	YTD Current Year 1/1/2011 to 9/30/2011	Same Quarter Previous Year 7/1/2010 to 9/30/2010	YTD Previous Year 1/1/2010 to 9/30/2010
3.01	Net operating revenues	2,549,913	7,940,516	2,695,699	8,129,126
3.02	Cost of products sold	-1,713,932	-5,302,870	-1,515,083	-4,579,165
3.03	Gross profit	835,981	2,637,646	1,180,616	3,549,961
3.04	Operating expenses	1,820,890	2,987,930	117,801	301,275
3.04.01	Selling	-67,096	-245,228	-85,177	-288,525
3.04.02	General and administrative	-75,056	-260,803	-75,889	-236,250
3.04.04	Other income	11,313	142,693	17,757	83,521
3.04.05	Other expenses	-67,030	-292,303	-124,286	-460,124
3.04.06	Equity in results of affiliated companies	2,018,759	3,643,571	385,396	1,202,653
3.05	Income before financial results and income taxes	2,656,871	5,625,576	1,298,417	3,851,236
3.06	Financial income (expenses), net	-1,734,836	-2,738,240	-403,408	-1,565,785
3.07	Income before income taxes	922,035	2,887,336	895,009	2,285,451
3.08	Income and social contribution taxes	196,152	-13,146	-157,637	-220,373
3.09	Net income from continuing operations	1,118,187	2,874,190	737,372	2,065,078
3.11	Net income/loss for the period	1,118,187	2,874,190	737,372	2,065,078
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.76695	1.97136	0.50575	1.41641
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.76695	1.97136	0.50575	1.41641

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Parent Company Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter 7/1/2011 to 9/30/2011	YTD Current Year 1/1/2011 to 9/30/2011	Same Quarter Previous Year 7/1/2010 to 9/30/2010	YTD Previous Year 1/1/2010 to 9/30/2010
4.01	Net income	1,118,187	2,874,190	737,372	2,065,078
4.02	Other comprehensive income/loss	-81,010	-961,234	39,873	155,396
4.02.01	Accumulated translation adjustments and foreign exchange variation in transactions abroad	241,753	183,820	-16,228	-53,082
4.02.02	Pension plans, net of taxes	0	0	1	8,275
4.02.03	Available-for-sale financial assets, net of taxes	-322,763	-446,890	56,100	200,203
4.02.04	Sale of available-for-sale financial assets	0	-698,164	0	0
4.03	Comprehensive income for the period	1,037,177	1,912,956	777,245	2,220,474

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Parent Company Financial Statements / Statement of Cash Flows – Indirect Method

 (R$ thousand)

Code	Description	YTD Current Year 1/1/2011 to 9/30/2011	YTD Previous Year 1/1/2010 to 9/30/2010
6.01	Net cash from operating activities	1,742,114	1,846,720
6.01.01	Cash generated from operations	2,522,957	3,007,233
6.01.01.01	Net income for the period	2,874,190	2,065,078
6.01.01.02	Provision for charges on loans and financing	2,018,743	1,354,166
6.01.01.03	Depreciation and amortization	551,807	471,596
6.01.01.04	Equity in results of affiliated companies	-3,643,571	-1,202,653
6.01.01.05	Deferred income and social contribution taxes	25,775	124,612
6.01.01.06	Provision to losses on securities receivable	-116,335	0
6.01.01.07	Provisions for tax, social security, labor and civil risks	28,406	68,298
6.01.01.08	Inflation adjustment and foreign exchange gains (losses, net)	759,877	69,279
6.01.01.09	Other provisions	24,065	56,857
6.01.02	Changes in assets and liabilities	-780,843	-1,160,513
6.01.02.01	Trade accounts receivables	-611,999	-89,707
6.01.02.02	Inventory	-355,494	-527,472
6.01.02.03	Receivables from subsidiaries	1,069,881	-97,493
6.01.02.04	Recoverable taxes	-11,596	383,232
6.01.02.05	Trade accounts payable	122,517	44,657
6.01.02.06	Payroll and related charges	-89,758	-20,735
6.01.02.07	Taxes payable	118,998	253,830
6.01.02.08	Accounts payable to subsidiaries	-5,704	13,905
6.01.02.09	Contingent liabilities	68,813	26,432
6.01.02.11	Taxes payable in installments - REFIS	-201,678	-365,332
6.01.02.12	Judicial deposits	-9,804	-18,142
6.01.02.13	Dividends from subsidiaries	416,043	199,422
6.01.02.14	Interest paid	-1,172,793	-1,000,868
6.01.02.15	Interest paid on swaps transactions	-16,419	0
6.01.02.17	Others	-101,850	37,758
6.02	Net cash used in investing activities	-3,250,658	-4,085,961
6.02.01	Investments	-1,767,752	-3,746,639
6.02.02	Property, plant and equipment	-1,483,936	-872,726
6.02.03	Cash from merger of subsidiary	1,030	299,232
6.02.04	Capital decrease of subsidiary	0	234,172
6.03	Net cash provided by (used in) financing activities	4,685,078	-575,902
6.03.01	Loans and financing	7,406,481	1,765,517
6.03.02	Financial institutions - principal	-865,025	-780,662
6.03.03	Dividends and interest on shareholders’ equity	-1,856,378	-1,560,757
6.04	Exchange variation in cash and cash equivalents	739	-36
6.05	Increase (decrease) in cash and cash equivalents	3,177,273	-2,815,179
6.05.01	Cash and cash equivalents, beginning of year	108,297	2,872,919
6.05.02	Cash and cash equivalents, at period end	3,285,570	57,740

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 1/1/2011 to 9/30/2011

(R$ thousand)

Code	Description	Common stock	Capital reserves, options granted and treasury shares	Earnings reserves	Retained earnings/ Accumulated Losses	Other Comprehensive Income/Loss	Total Equity
5.01	Opening balance	1,680,947	30	6,119,798	0	-168,015	7,632,760
5.03	Adjusted opening balances	1,680,947	30	6,119,798	0	-168,015	7,632,760
5.04	Capital transactions with shareholders	0	0	-1,227,703	0	0	-1,227,703
5.04.06	Dividends	0	0	-1,227,703	0	0	-1,227,703
5.05	Total comprehensive income/loss	0	0	0	2,874,190	-961,234	1,912,956
5.05.01	Net income for the period	0	0	0	2,874,190	0	2,874,190
5.05.02	Other comprehensive income/loss	0	0	0	0	-961,234	-961,234
5.05.02.04	Translation adjustments for the period	0	0	0	0	183,820	183,820
5.05.02.08	Available-for-sale assets	0	0	0	0	-446,890	-446,890
5.05.02.09	Sale of available-for-sale assets	0	0	0	0	-698,164	-698,164
5.07	Closing balance	1,680,947	30	4,892,095	2,874,190	-1,129,249	8,318,013

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity– 1/1/2010 to 9/30/2010

(R$ thousand)

Code	Description	Common Stock	Capital reserves, options granted and treasury shares	Earnings reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income/Loss	Total Equity
5.01	Opening balance	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450
5.03	Adjusted opening balances	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450
5.04	Capital transactions with shareholders	0	0	0	-1,446,259	0	-1,446,259
5.04.06	Dividends	0	0	0	-1,178,635	0	-1,178,635
5.04.07	Interest on shareholders’ equity	0	0	0	-267,600	0	-267,600
5.04.08	Other capital transactions	0	0	0	-24	0	-24
5.05	Total comprehensive income/loss	0	0	-39	2,065,078	155,396	2,220,435
5.05.01	Net income for the period	0	0	0	2,065,078	0	2,065,078
5.05.02	Other comprehensive income/loss	0	0	-39	0	155,396	155,357
5.05.02.04	Translation adjustments for the period	0	0	-39	0	-53,082	-53,121
5.05.02.07	Pension plan gain/loss	0	0	0	0	8,275	8,275
5.05.02.08	Available-for-sale assets	0	0	0	0	200,203	200,203
5.07	Closing balance	1,680,947	30	5,444,566	585,402	-430,319	7,280,626

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Parent Company Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 1/1/2011 to 9/30/2011	YTD Previous Year 1/1/2010 to 9/30/2010
7.01	Net operating revenues	9,946,619	10,242,579
7.01.01	Sales	9,948,006	10,290,344
7.01.02	Other revenues	-5,502	2,103
7.01.04	Allowance for/reversal of doubtful accounts	4,115	-49,868
7.02	Inputs acquired from third parties	-5,739,436	-5,654,945
7.02.01	Costs of sales and services	-5,169,010	-4,917,508
7.02.02	Materials, energy, outsourced services and others	-556,486	-729,901
7.02.03	Loss/recovery of assets	-13,940	-7,536
7.03	Gross value added	4,207,183	4,587,634
7.04	Retention	-551,807	-471,596
7.04.01	Depreciation and amortization	-551,807	-471,596
7.05	Net value added generated by the entity	3,655,376	4,116,038
7.06	Value added received through transfer	3,980,789	1,316,559
7.06.01	Equity in results of affiliated companies	3,643,571	1,202,653
7.06.02	Financial income	334,901	110,811
7.06.03	Other	2,317	3,095
7.07	Total value added to distribute	7,636,165	5,432,597
7.08	Distribution of value added	7,636,165	5,432,597
7.08.01	Personnel	775,808	469,053
7.08.01.01	Direct compensation	610,455	352,583
7.08.01.02	Benefits	128,738	90,055
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	36,615	26,415
7.08.02	Taxes, fees and contributions	912,213	1,221,372
7.08.02.01	Federal	718,517	1,020,566
7.08.02.02	State	171,566	183,104
7.08.02.03	Municipal	22,130	17,702
7.08.03	Value distributed to providers of capital	3,073,954	1,677,094
7.08.03.01	Interest	3,073,141	1,675,210
7.08.03.02	Rentals	813	1,884
7.08.04	Value distributed to shareholders	2,874,190	2,065,078
7.08.04.01	Interest on shareholders’ equity	0	267,613
7.08.04.03	Retained earnings	2,874,190	1,797,465

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Consolidated Financial Statements / Balance Sheet - Assets

(R$ thousand)

Code	Description	Current Quarter 9/30/2011	Previous Year 12/31/2010
1	Total assets	45,362,729	37,801,214
1.01	Current assets	22,446,177	15,793,688
1.01.01	Cash and cash equivalents	15,635,164	10,239,278
1.01.03	Trade accounts receivables	1,717,538	1,367,759
1.01.04	Inventory	3,927,426	3,355,786
1.01.06	Recoverable taxes	500,768	473,787
1.01.08	Other current assets	665,281	357,078
1.02	Non-current assets	22,916,552	22,007,526
1.02.01	Long-term assets	4,132,482	5,664,879
1.02.01.02	Financial investments valued at amortized cost	159,153	112,484
1.02.01.03	Receivables	44,735	58,485
1.02.01.06	Deferred Income taxes	1,484,749	1,592,941
1.02.01.08	Receivables from related parties	0	479,120
1.02.01.09	Other non-current assets	2,443,845	3,421,849
1.02.02	Investments	2,106,879	2,103,624
1.02.03	Property, plant and equipment	16,134,905	13,776,567
1.02.04	Intangible assets	542,286	462,456

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Consolidated Financial Statements / Balance Sheet – Liabilities

(R$ thousand)

Code	Description	Current Quarter 9/30/2011	Previous Year 12/31/2010
2	Total liabilities	45,362,729	37,801,214
2.01	Current liabilities	5,027,732	4,455,955
2.01.01	Payroll and related charges	234,937	164,799
2.01.02	Trade accounts payable	993,153	623,233
2.01.03	Taxes payable	293,606	275,991
2.01.04	Long-term debt and debentures	2,348,663	1,308,632
2.01.05	Other liabilities	884,136	1,854,952
2.01.06	Provisions	273,237	228,348
2.01.06.01	Provision for tax, social security, labor and civil risks	263,690	222,461
2.01.06.02	Other	9,547	5,887
2.02	Non-current liabilities	31,562,855	25,522,571
2.02.01	Loans and financing	25,355,029	18,780,815
2.02.02	Other liabilities	5,131,193	4,067,435
2.02.03	Deferred taxes	60,009	0
2.02.04	Provisions	1,016,624	2,674,321
2.02.04.01	Provision for tax, social security, labor and civil risks	705,714	2,384,681
2.02.04.01.01	Taxes payable	251,563	1,911,260
2.02.04.01.02	Social security and labor provisions	74,736	82,373
2.02.04.01.03	Employee benefits	367,839	367,839
2.02.04.01.04	Civil provisions	11,576	23,209
2.02.04.02	Other provisions	310,910	289,640
2.03	Consolidated shareholders’ equity	8,772,142	7,822,688
2.03.01	Common-stock	1,680,947	1,680,947
2.03.02	Capital reserves, options granted and treasury shares	30	30
2.03.04	Earnings reserves	4,892,095	6,119,798
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.04	Unrealized profit reserve	3,779,357	3,779,357
2.03.04.08	Additional dividends proposed	0	1,227,703
2.03.04.09	Treasury shares	0	-570,176
2.03.04.10	Investment reserve	776,548	1,346,724
2.03.05	Retained earnings	2,874,190	0
2.03.08	Other comprehensive income/(loss)	-1,129,249	-168,015
2.03.09	Non-controlling interest	454,129	189,928

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Consolidated Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 7/1/2011 to 9/30/2011	YTD Current Year 1/1/2011 to 9/30/2011	Same Quarter Previous Year 7/1/2010 to 9/30/2010	YTD Previous Year 1/1/2010 to 9/30/2010
3.01	Net operating revenues	4,240,694	12,352,894	3,948,833	11,006,016
3.02	Cost of products sold	-2,522,120	-7,242,420	-2,054,087	-5,915,310
3.03	Gross profit	1,718,574	5,110,474	1,894,746	5,090,706
3.04	Operating expenses	-382,785	-449,328	-386,718	-1,146,646
3.04.01	Selling	-110,633	-376,402	-120,637	-388,094
3.04.02	General and administrative	-126,486	-406,464	-142,182	-387,772
3.04.04	Other income	25,939	762,509	14,127	112,573
3.04.05	Other expenses	-171,605	-428,971	-138,026	-483,353
3.05	Income before financial results and income taxes	1,335,789	4,661,146	1,508,028	3,944,060
3.06	Financial income (expenses), net	-340,500	-1,508,600	-475,232	-1,373,724
3.07	Income before income taxes	995,289	3,152,546	1,032,796	2,570,336
3.08	Income and social contribution taxes	101,941	-302,459	-294,525	-504,481
3.09	Net income from continuing operations	1,097,230	2,850,087	738,271	2,065,855
3.11	Consolidated income for the period	1,097,230	2,850,087	738,271	2,065,855
3.11.01	Attributable to Companhia Siderúrgica Nacional	1,118,187	2,874,190	737,372	2,065,078
3.11.02	Attributable to non-controlling shareholders	-20,957	-24,103	899	777
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.76695	1.97136	0.50575	1.41641
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.76695	1.97136	0.50575	1.41641

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Consolidated Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter 7/1/2011 to 9/30/2011	YTD Current Year 1/1/2011 to 9/30/2011	Same Quarter Previous Year 7/1/2010 to 9/30/2010	YTD Previous Year 1/1/2010 to 9/30/2010
4.01	Net income	1,097,230	2,850,087	738,271	2,065,855
4.02	Other comprehensive income/loss	-81,010	-961,234	39,873	155,396
4.02.01	Accumulated translation adjustments and foreign exchange variation in transactions abroad	241,753	183,820	-16,228	-53,082
4.02.02	Pension plans, net of taxes	0	0	1	8,275
4.02.03	Available-for-sale assets, net of taxes	-322,763	-446,890	56,100	200,203
4.02.04	Sale of available-for-sale assets	0	-698,164	0	0
4.03	Consolidated comprehensive income for the period	1,016,220	1,888,853	778,144	2,221,251
4.03.01	Attributable to Companhia Siderúrgica Nacional	1,037,177	1,912,956	777,245	2,220,474
4.03.02	Attributable to non-controlling shareholders	-20,957	-24,103	899	777

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year 1/1/2011 to 9/30/2011	YTD Previous Year 1/1/2010 to 9/30/2010
6.01	Net cash from operating activities	3,046,346	2,645,666
6.01.01	Cash generated from operations	4,955,609	4,379,877
6.01.01.01	Net income for the period	2,850,087	2,065,855
6.01.01.02	Provision for charges on loans and financing	1,869,794	1,030,674
6.01.01.03	Depreciation and amortization	692,914	606,817
6.01.01.05	Deferred income and social contribution taxes	185,940	255,615
6.01.01.06	Provision for swap/forward	125,167	88,161
6.01.01.07	Provision for tax, social security, labor and civil risks	20,303	61,378
6.01.01.08	Inflation adjustment and foreign exchange gains (losses), net	-118,893	187,144
6.01.01.12	Realization of available-for-sale securities	-698,164	0
6.01.01.13	Other provisions	28,461	84,233
6.01.02	Changes in assets and liabilities	-1,909,263	-1,734,211
6.01.02.01	Trade accounts receivables	-150,639	-94,526
6.01.02.02	Inventory	-670,617	-806,236
6.01.02.03	Recoverable taxes	19,726	222,091
6.01.02.04	Trade accounts payable	184,665	126,312
6.01.02.05	Payroll and related charges	-76,906	-16,578
6.01.02.06	Taxes payable	167,217	73,953
6.01.02.07	Contingent liabilities	111,113	26,130
6.01.02.08	Receivables from jointly-owned subsidiaries	561,831	0
6.01.02.10	Taxes payable in installments - REFIS	-202,537	-365,332
6.01.02.11	Judicial deposits	-10,557	-42,775
6.01.02.12	Interest paid	-1,446,509	-934,821
6.01.02.13	Interest paid on swaps transactions	-285,558	0
6.01.02.15	Others	-110,492	77,571
6.02	Net cash used in investing activities	-3,716,916	-4,038,087
6.02.01	Amounts received from/paid to derivative operations	-120,524	-226,404
6.02.02	Investments	-1,823,333	-1,518,453
6.02.03	Property, plant and equipment	-3,082,783	-2,275,584
6.02.04	Intangible assets	-447	-17,646
6.02.05	Sale of investments	1,310,171	0
6.03	Net cash provided by financing activities	4,752,309	5,072,473
6.03.01	Loans and financing	7,395,228	7,438,332
6.03.02	Payments to financial institutions - principal	-1,028,831	-805,102
6.03.03	Dividends and interest on shareholders’ equity	-1,856,378	-1,560,757
6.03.04	Payment of capital by non-controlling shareholders	242,290	0
6.04	Exchange variation in cash and cash equivalents	1,314,147	-283,017
6.05	Increase (decrease) in cash and cash equivalents	5,395,886	3,397,035
6.05.01	Cash and cash equivalents, beginning of year	10,239,278	8,086,742
6.05.02	Cash and cash equivalents, at period end	15,635,164	11,483,777

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Consolidated Financial Statements / Statement of Changes in Shareholders’ Equity – 1/1/2011 to 9/30/2011

(R$ thousand)

Code	Description	Commons Stock	Capital reserves, options granted and treasury shares	Earnings reserve	Retained earnings/ Accumulated Losses	Other comprehensive income/(loss)	Shareholders’ equity	Non-controlling interest	Consolidated Shareholders’ Equity
5.01	Opening balance	1,680,947	30	6,119,798	0	-168,015	7,632,760	189,928	7,822,688
5.03	Adjusted opening balances	1,680,947	30	6,119,798	0	-168,015	7,632,760	189,928	7,822,688
5.04	Capital transactions with shareholders	0	0	-1,227,703	0	0	-1,227,703	0	-1,227,703
5.04.06	Dividends	0	0	-1,227,703	0	0	-1,227,703	0	-1,227,703
5.05	Total comprehensive income/loss	0	0	0	2,874,190	-961,234	1,912,956	-24,103	1,888,853
5.05.01	Net income for the period	0	0	0	2,874,190	0	2,874,190	-24,103	2,850,087
5.05.02	Other comprehensive income/loss	0	0	0	0	-961,234	-961,234	0	-961,234
5.05.02.04	Translation adjustments for the period	0	0	0	0	183,820	183,820	0	183,820
5.05.02.08	Available-for-sale assets	0	0	0	0	-446,890	-446,890	0	-446,890
5.05.02.09	Sale of available-for-sale assets	0	0	0	0	-698,164	-698,164	0	-698,164
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	288,304	288,304
5.06.04	Interest in subsidiaries by non-controlling shareholders	0	0	0	0	0	0	288,304	288,304
5.07	Closing balance	1,680,947	30	4,892,095	2,874,190	-1,129,249	8,318,013	454,129	8,772,142

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Consolidated Financial Statements / Statement of Changes in Shareholders’ Equity – 1/1/2010 to 9/30/2010

(R$ thousand)

Code	Description	Common Stock	Capital Reserves, Options Granted and Treasury Shares	Earnings	Retained Earnings/ Accumulated Losses	Other Comprehensive Income/loss	Shareholders’ Equity	Non-controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening balance	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450	0	6,506,450
5.03	Adjusted opening balances	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450	0	6,506,450
5.04	Capital transactions with shareholders	0	0	0	-1,446,259	0	-1,446,259	0	-1,446,259
5.04.06	Dividends	0	0	0	-1,178,635	0	-1,178,635	0	-1,178,635
5.04.07	Interest on shareholders’ equity	0	0	0	-267,600	0	-267,600	0	-267,600
5.04.08	Other capital transactions	0	0	0	-24	0	-24	0	-24
5.05	Total comprehensive income/loss	0	0	-39	2,065,078	155,396	2,220,435	777	2,221,212
5.05.01	Net income/loss for the period	0	0	0	2,065,078	0	2,065,078	777	2,065,855
5.05.02	Other comprehensive income/loss	0	0	-39	0	155,396	155,357	0	155,357
5.05.02.04	Translation adjustments for the period	0	0	-39	0	-53,082	-53,121	0	-53,121
5.05.02.07	Pension plan gain/loss	0	0	0	0	8,275	8,275	0	8,275
5.05.02.08	Available-for-sale assets	0	0	0	0	200,203	200,203	0	200,203
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	142,451	142,451
5.06.04	Interest in subsidiaries by non-controlling shareholders	0	0	0	0	0	0	142,451	142,451
5.07	Closing balance	1,680,947	30	5,444,566	585,402	-430,319	7,280,626	143,228	7,423,854

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Consolidated Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 1/1/2011 to 9/30/2011	YTD Previous Year 1/1/2010 to 9/30/2010
7.01	Net operating revenues	15,311,531	13,333,386
7.01.01	Sales and services	14,637,333	13,378,443
7.01.02	Other revenues	671,662	2,021
7.01.04	Allowance for/reversal of doubtful accounts	2,536	-47,078
7.02	Inputs acquired from third parties	-7,342,764	-6,848,197
7.02.01	Costs of sales and services	-6,390,140	-5,920,450
7.02.02	Materials, energy, outsourced services and others	-936,314	-920,735
7.02.03	Loss/recovery of assets	-16,310	-7,012
7.03	Gross value added	7,968,767	6,485,189
7.04	Retention	-692,914	-606,817
7.04.01	Depreciation and amortization	-692,914	-606,817
7.05	Net value added generated by the entity	7,275,853	5,878,372
7.06	Value added received through transfer	2,295,230	-14,012
7.06.01	Equity in results of affiliated companies	0	799
7.06.02	Financial income	2,285,949	-19,217
7.06.03	Others	9,281	4,406
7.07	Total value added to distribute	9,571,083	5,864,360
7.08	Distribution of value added	9,571,083	5,864,360
7.08.01	Personnel	1,220,891	721,170
7.08.01.01	Direct compensation	964,442	559,582
7.08.01.02	Benefits	195,667	123,886
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	60,782	37,702
7.08.02	Taxes, fees and contributions	1,700,628	1,712,231
7.08.02.01	Federal	1,291,797	1,432,060
7.08.02.02	State	379,630	255,849
7.08.02.03	Municipal	29,201	24,322
7.08.03	Value distributed to providers of capital	3,799,477	1,365,104
7.08.03.01	Interest	3,794,546	1,353,865
7.08.03.02	Rentals	4,931	11,239
7.08.04	Value distributed to shareholders	2,850,087	2,065,855
7.08.04.01	Interest on shareholders’ equity	0	267,613
7.08.04.03	Retained earnings for the period	2,874,190	1,797,465
7.08.04.04	Non-controlling interest in retained earnings	-24,103	777

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Comments on the Company’s Consolidated Performance

Economic Scenario

International Scenario

The third quarter of 2011 was marked by the instability of the economic scenario, due to the impact of various factors on the global market. These included the political conflict in the U.S., which delayed the raising of the debt ceiling and consequently lowered the country’s risk rating, the worsening of the European crisis and the continuity of China’s restrictive fiscal policy to contain inflation.

USA

S&P recently lowered the USA’s credit rating to AA+ after more than 100 years with the highest possible score. The decision came after disagreements in Congress over spending cutbacks and tax increases, which aimed to reduce the U.S. debt and, at the same time, raise the legal indebtedness limit. According to the Department of the Treasury, public debt increased from U$14.0 trillion, at the end of 2010, to US$14.8 trillion at the close of September.

The U.S. economy continued to show signs of slow growth, but with no contraction. GDP edged up by 1.3% in the second quarter and the Federal Reserve was pointing to moderate expansion in September.

According to the Department of Labor, unemployment remains high, recording 9.1% in September, for the third consecutive month, and the government estimates that there are currently 14 million people out of work.

As a result of this economic uncertainty and the lack of concrete solutions from the government, the IMF once again revised its 2011 U.S. GDP growth estimate, reducing from 2.5% to 1.5%.

Europe

The deepening of the Eurozone economic crisis put strain on the financial markets, negatively affecting global liquidity.

All attention and efforts were directed towards the recovery of Greece, which is in danger of declaring a moratorium on its debt. The European governments are extremely worried about possible repercussions on the Eurozone and the performance of banks and insurance companies.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

The Eurozone’s interest rate remained at 1.5% p.a. in order to maintain price stability and ensure that inflation remains below the 2% p.a. target.

Germany and France continued to sustain Eurozone growth. According to the IMF, these countries should record growth of 2.7% and 1.7%, respectively, in 2011, versus 1.6% for the rest of the bloc.

In Germany, exports have been contributing to the country’s healthy economic performance. However, they are expected to fall substantially next year due to reduced global demand. According to the German Central Bank, a major economic slowdown is expected for 2012, with GDP growth of only 0.8%.

The long-term sovereign bond ratings for Greece, Spain and Italy were downgraded by the three main risk classification agencies, due to their high level of debt and vulnerability to financing problems.

Asia

China’s growth has moderated in the last few months, with the manufacturing and service sectors already showing signs of slowing.

Chinese GDP growth, although still robust, slowed slightly in the third quarter, recording 9.1%, versus 9.5% in the previous three months, due to a combination of the Chinese Central Bank’s monetary squeeze and the reduction in international demand. In fact, the Chinese government is facing a dilemma in regard to monetary policy, as it needs to maintain economic growth while reducing inflation. In any event, the Central Bank has introduced successive increases in interest rates and reserve requirements. Inflation reached 6.2% in the 12 months through August 2011, slightly down on the 6.5% in the 12 months ended July 2011. The Central Bank does not intend to introduce further interest rate or reserve requirement increases in the short term, but has advised that it will take new measures, if necessary.

The Japanese economy has gradually recovered from the supply shortage triggered by the earthquake and tsunami at the beginning of the year. Industrial output has returned to pre-disaster levels, as have exports, which are beginning to grow again. However, this recovery is not enough to reverse GDP growth projections – according to the IMF, the Japanese economy will shrink by 0.5% in 2011.

Brazil

Brazil’s positive economic prospects for 2011 are showing signs of cooling, due to the worsening of the international crisis. The contractionist influence of the global scenario will almost certainly have a negative effect on international trade, business expectations, investments and credit.

According to the Central Bank’s latest FOCUS report, 2011 GDP growth is estimated at 3.3%, down from 4.5% at the beginning of the year, and the indicators are pointing to a more moderate growth in the retail and service sectors, with an even stronger impact on industry.

Financial system loan operations recorded moderate growth in August, totaling R$1.9 trillion, 1.7% up on July, fueled by the impact of the first-half monetary measures. Industrial funding increased by 3.4% to R$392 billion, mostly allocated to agribusiness, construction and the auto industry.

The Consumer Confidence Index (ICC), published by the Getúlio Vargas Foundation (FGV), reached 114.8 points in September, down 3.4% on the previous month and 6.7% year-on-year.

As a result, the Central Bank reduced the SELIC base rate to 11.5% p.a. at its last meeting, reflecting the fiscal restrictions in the mature economies, due to their exposure to the global economic uncertainties.

On the inflationary front, the FOCUS report showed that the IPCA Consumer Price Index should end the year at close to the 6.5% ceiling stipulated by the Central Bank and that estimated inflation for 2012 increased to 5.60%. The Bank announced that it intends to keep inflation under control and seek the mid-point of the 2012 inflationary target.

The recent devaluation of the Real against the U.S. dollar has benefited exports. The market expects the exchange rate to close 2011 at R$1.75/US$.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

	2011	2012
IPCA (%)	6.50	5.60
Commercial dollar (final) – R$	1.75	1.75
SELIC (final - %)	11.00	10.50
GDP(%)	3.30	3.51
Industrial Production (%)	2.00	3.90
Source: FOCUS BACEN		Base: October 21, 2011

Net Revenue

Consolidated net revenue totaled R$4,241 million in 3Q11, 2% down on the R$4,323 million recorded in 2Q11, reflecting lower sales of steel products, partially offset by higher iron ore sales volume in the quarter.

Cost of Goods Sold (COGS)

In 3Q11, consolidated COGS amounted to R$2,522 million, 1% up on the R$2,487 million posted in 2Q11.

Selling, General, Administrative and Other Operating Expenses

In the third quarter, SG&A expenses totaled R$237 million, 22% down on 2Q11, chiefly due to lower steel product sales volume.

CSN recorded a net expense of R$146 million in the “Other Revenue and Expenses” line, versus revenue of R$605 million in 2Q11, primarily due to the R$698 million gain in 2Q11 from the sale of CSN’s entire interest in Riversdale Mining Limited.

EBITDA

Adjusted EBITDA totaled R$1,703 million in 3Q11, 4% down on the R$1,773 million recorded in 2Q11, basically due to lower steel product sales, partially offset by higher iron ore sales volume. The adjusted EBITDA margin stood at 40%, virtually flat over the 41% posted in 2Q11.

Adjusted EBITDA comprises net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.

Financial Result and Net Debt

The consolidated net financial result was negative by R$340 million in 3Q11, basically due to interest on loans and financing of R$635 million and other financial expenses of R$54 million, partially offset by the following positive effects:
• Returns of R$146 million on financial investments;
• Monetary and foreign exchange variations of R$203 million, including the result of derivative operations.

This result was an improvement of R$310 million over the negative R$650 million recorded in 2Q11, chiefly due to the positive impact of the above-mentioned monetary and exchange variations.

On September 30, 2011, consolidated net debt stood at R$12.1 billion, R$0.8 billion more than the R$11.3 billion recorded on June 30, 2011, essentially due to the following factors:
• Investments of R$1.4 billion in fixed assets;
• A R$0.7 billion effect related to the cost of debt;
• An increase of R$0.2 billion in working capital allocated to the business;
• Other effects that increased net debt by R$0.2 billion.

These effects were partially offset by 3Q11 adjusted EBITDA of R$1.7 billion.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

The net debt/adjusted EBITDA ratio closed 3Q11 at 1.87x, based on LTM adjusted EBITDA of R$6.4 billion, 0.15x up on the 1.72x ratio recorded at the end of 2Q11.

In August 2011, CSN contracted a Special Corporate Credit – Major Corporations loan from Caixa Econômica Federal through the issue of a R$2.2 billion bank credit bill, maturing in 108 months. In the same month, the Company issued non-convertible debentures totaling R$1.15 billion, maturing in eight years.

Consolidated Net Income

Net income totaled R$1,097 million in 3Q11, 4% down on 2Q11, basically due to the reduction in operating income, partially offset by the improved financial result in the quarter.

Capex

CSN invested R$1,383 million in 3Q11, R$680 million of which in subsidiaries or joint subsidiaries, allocated as follows:
• Transnordestina Logística: R$501 million;
• MRS Logística: R$115 million;
• CSN Cimentos: R$19 million.

The remaining R$703 million went to the parent company, mostly in the following projects:
• Maintenance and repairs: R$166 million;
• Expansion of the Casa de Pedra mine: R$113 million;
• CSN Aços Longos: R$90 million;
• Expansion of Itaguaí Port: R$82 million;
• Technological improvements: R$16 million.

Working Capital

Working capital closed September 2011 at R$3,378 million, an increase of R$184 million over the figure at the end of June 2011, basically due to the increase in the “Accounts Receivable” and “Inventories” lines, in turn due to stock turnover caused by the upturn in 3Q11 sales volume, partially offset by the increase in the “Suppliers” line, thanks to improved payment management.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

At the close of September 2011, the average supplier payment period increased by 10 days and the average receivables period by one day, while the inventory turnover period climbed by 27 days.

WORKING CAPITAL (R$ MM)	3Q10	2Q11	3Q11	Change	Change
				3Q11 x 2Q11	3Q11 x 3Q10
Assets	4,218	4,221	4,839	617	621
Accounts Receivable	1,585	1,506	1,641	135	56
Inventory (*)	2,541	2,564	3,039	475	498
Advances to Taxes	92	151	158	7	67
Liabilities	1,219	1,027	1,460	433	241
Suppliers	634	582	861	279	227
Salaries and Social Contribution	189	197	235	38	46
Taxes Payable	365	209	332	123	(32)
Advances from Clients	31	39	32	(8)	0
Working Capital	2,999	3,194	3,378	184	380

TURNOVER RATIO Average Periods	3Q10	2Q11	3Q11	Change 3Q11 x 2Q11	Change 3Q11 x 3Q10
Receivables	32	29	30	1	(2)
Supplier Payment	30	22	32	10	2
Inventory Turnover	109	88	115	27	6
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy

Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. CSN’s management uses adjusted EBITDA as an indicator to measure recurring net operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

The Company’s consolidated results by business segment are presented below:

R$ million								3Q11
Consolidated Results	Steel	Mining	Logistics	Logistics	Energy	Cement	Eliminations/	Consolidated
			(Port)	(Railways)			Corporate
Net Revenue	2,300	1,581	38	273	59	98	(108)	4,241
Domestic Market	1,990	207	38	273	59	98	(107)	2,558
Foreign Market	310	1,374					(1)	1,683
Cost of Goods Sold	(1,731)	(566)	(20)	(181)	(37)	(80)	93	(2,523)
Gross Profit	569	1,015	18	92	22	18	(15)	1,718
Selling, General and Administrative	(115)	(14)	(4)	(23)	(7)	(18)	(57)	(238)
Depreciation	142	39	1	26	6	6	2	222
Adjusted EBITDA	596	1,040	15	95	21	6	(70)	1,703
Adjusted EBITDA Margin	26%	66%	39%	35%	35%	6%		40%

R$ million								2Q11
Consolidated Results	Steel	Mining	Logistics	Logistics	Energy	Cement	Eliminations/	Consolidated
			(Port)	(Railways)			Corporate
Net Revenue	2,513	1,524	32	256	37	83	(121)	4,323
Domestic Market	2,152	250	32	256	37	83	(119)	2,690
Foreign Market	361	1,274	-	-	-	-	(1)	1,633
Cost of Goods Sold	(1,827)	(506)	(21)	(161)	(19)	(60)	106	(2,487)
Gross Profit	686	1,018	11	95	17	23	(14)	1,836
Selling, General and Administrative	(113)	(20)	(4)	(20)	(6)	(19)	(122)	(304)
Depreciation	161	42	1	26	6	6	0	242
Adjusted EBITDA	733	1,040	8	101	17	9	(136)	1,773
Adjusted EBITDA Margin	29%	68%	26%	40%	46%	11%		41%

Steel

Scenario

According to the Brazilian Steel Institute (IABr), apparent consumption of steel products in Brazil totaled 19 million tonnes in the first nine months of 2011, 6% less than the same period last year. Of this total, 2.8 million tonnes came from imports, 35% down year-on-year.

Also according to the IABr, Brazil produced 26.7 million tonnes of crude steel in 9M11, 7.3% up on 9M10, while rolled flat steel output fell by 2.6% to 19 million tonnes.

Domestic flat steel sales totaled 16.3 million tonnes in 9M11, 1% up on the first nine months of 2010, while flat steel exports climbed by 40% to 8.4 million tonnes.

The IABr has revised its 2011 projections and now expects apparent consumption in the Brazilian market of 25.8 million tonnes, stable when compared to the 2010 figure.

Segments

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle output in the first nine months of 2011 moved up by 3.3% over the same period last year.

In the same period, new vehicle sales totaled 2.68 million units, 7.2% up year-on-year.

According to the consulting firm Tendências Consultoria the sector should close the year with national production growth of 2.4% and domestic sales growth of 4%, followed by respective upturns of 4% and 8.9% in 2012. The increase in IPI (federal VAT) on imported cars and trucks helped the industry, as foreign manufacturers reaffirmed their intention of building factories here. ANFAVEA affiliates alone plan to invest US$21 billion over the next five years, more than the US$2.9 billion invested in the 2007-2010 period. According to the association, production capacity will increase from the current 4.3 million cars, light commercial vehicles, trucks and buses, to around 6.3 million units, growth of 46.5% in four years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

According to SINDIPEÇAS (the Auto Parts Manufacturers’ Association), the parts industry is also doing well in 2011, with year-on-year revenue growth of 10.9% in the first nine months.

Agricultural Machinery

Year-to-date sales of agricultural machinery (tractors, harvesters, etc.) totaled 50,000 units, 7.4% down on the 54,000 units recorded in 9M10, chiefly due to the fact that 2010 was a record year, when sales were fueled by the Mais Alimentos (More Food) campaign for family-run farms and by the PSI (Sustained Investment Program). Even so, ANFAVEA expects annual sales of 66,000 units, more than the 64,600 sold last year.

Construction

According to ABRAMAT (the Brazilian Construction Material Manufacturers’ association), sales of construction materials in the first nine months increased by 2.2% over the same period last year and the association remains optimistic over the coming months thanks to ample credit availability, the high employment level and the continuation of IPI tax exemption on these items until 2012.

Construction jobs continue to grow. According to Sinduscon-SP (the São Paulo Builders’ Association) unemployment in the industry is only 3%, well below the country’s overall figure of 6%.

A survey made by the CNI (National Confederation of Industry), in association with the CBIC (Construction Industry Chamber), showed that 85% of firms believe the World Cup will have a positive effect on the construction industry.

According to Tendências Consultoria, construction GDP should record growth of 4.7% in 2011, while Sinduscon-SP is projecting annual growth of between 4.5% and 5% over the next five years due to government incentives and the increase in individual income.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), steel sales by distributors totaled 3.2 million tonnes in the first nine months, 10.7% up on the same period last year, while purchases by distributors fell by 8.3%, with a consequent downward impact on inventories, which reached 2.7 months of sales in September, in line with their historic levels.

Flat steel imports continued to record a year-on-year decline totaling 1.5 million tonnes in the first nine months of 2011, versus 2.7 million tonnes in 9M10, a reduction of 45%.

Net Revenue

Net revenue from steel operations in 3Q11 totaled R$2,300 million, 8% down on 2Q11, basically due to the reduction in domestic sales volume.

Total Sales Volume

CSN recorded steel sales volume of 1.2 million tonnes in 3Q11, 9% less than in 2Q11. Of this total, 86% was sold on the domestic market and 10% by overseas subsidiaries, while 4% went to direct exports.

Domestic Sales Volume

Domestic sales totaled 1.0 million tonnes in 3Q11, 10% down on the previous quarter, reflecting inventory volume adjustments, especially by steel distributors.

Sales Abroad/Exports

CSN’s sales abroad and exports totaled 168,000 tonnes in 3Q11, 7% less than in 2Q11, in line with the Company’s plans and as a result of international market oversupply. Sales by CSN LLC and Lusosider totaled 118,000 tonnes, while direct exports amounted to 50,000 tonnes.

Prices

Net revenue per tonne averaged R$1,919 in 3Q11, 1% above the 2Q11 figure, due to the product mix sold in the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Production

In the third quarter, CSN produced 1.26 million tonnes of crude steel and 1.23 million tonnes of rolled flat steel, 1% up on 2Q11 in both cases.

Production (in thousand t)	3Q10	2Q11	3Q11	Change
				3Q11x3Q10	3Q11x2Q11
Crude Steel	1,233	1,243	1,258	2%	1%
Rolled Products Total	1,202	1,212	1,226	2%	1%

Cost of goods sold (COGS)

Steel segment COGS stood at R$1.73 billion in 3Q11, 5% down on the R$1.83 billion recorded in 2Q11, chiefly due to the reduction in sales volume.

Production Costs (Parent Company)

In 3Q11, total steel production costs totaled R$1.52 billion, 1% up on 2Q11 due to increased production of crude and rolled flat steel. The most significant variations between the quarters are presented below:

Raw Materials: increase of R$66 million, primarily related to the following inputs:

- Coal and coke: the R$20 million increase in coal costs was offset by an equivalent reduction in coke costs;
- Iron ore: upturn of R$10 million due to higher production in the quarter;
- Third-party coils: increase of R$41 million due to scheduled rolling mill equipment maintenance stoppages;
- Other raw materials (scrap, pellets and others): upturn of R$15 million due to higher steel output.

Labor: growth of R$7 million, thanks to the pay rise following the May 2011 collective bargaining agreement.

Other production costs: reduction of R$31 million in service costs.

Depreciation: reduction of R$20 million.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$596 million in 3Q11, 19% down on the R$733 million recorded in 2Q11, basically due to lower sales and the relative increase in COGS, accompanied by an adjusted EBITDA margin of 26%, 3 p.p. lower than the 29% posted in the previous quarter.

Mining

Scenario

The market is alert to possible developments in the global economic scenario, and in regard to the iron ore market, with a particular emphasis on the recent restrictions introduced by China. According to CRU, China is currently responsible for more than half of the world’s total iron ore purchases. Consequently, any adjustments to its economy have an impact proportional to its massive importance in the global iron ore market.

Despite the political and economic restrictions in the global scenario, China’s ore consumption is expected to remain high in the medium and long term, given expanding urbanization and real estate industry demand. In addition, most of the new capacity announced by several mining sector players is being postponed, ensuring a narrow supply-and-demand ratio in the midterm.

Brazilian ore exports totaled around 90 million tonnes in 3Q11, 17.2% up on 2Q11 and 8.6% more than in 3Q10. Year-to-date exports reached 237 million tonnes, a 5% year-on-year improvement.

After peaking at US$183.0/t on September 8, its highest second-half level to date, the Platts 62% Fe CFR China price has been recording successive reductions. On October 24, it reached US$144.0/t.

Spot market freight costs on the Tubarão/Qingdao route moved slightly throughout the first half of 3Q11, averaging US$20/t. As of the middle of the quarter, however, it suffered a series of increases before peaking at US$29/t at the end of September, fueled by a greater number of ships chartered by mining companies.

Although lower short-term demand is resulting in a downturn in the spot market price, the supply-and-demand fundamentals remain under pressure, mainly due to delays in the main ongoing expansion projects and the high costs of the peripheral Asian manufacturers.

Iron Ore Sales

In 3Q11, CSN and Namisa’s total sales of finished iron ore products to third parties reached 8.0 million tonnes1, 18% up on 2Q11 and a new record. Of this total, exports accounted for 7.6 million tonnes, with 4.7 million tonnes sold by Namisa, while the Company’s own consumption absorbed 1.7 million tonnes.

In 9M11, sales of finished iron ore products totaled 21.3 million tonnes1, 13% up year-on-year and also another record. Exports accounted for 20.1 million tonnes, with 10.7 million tonnes sold by Namisa, while the Company’s own consumption absorbed 5.1 million tonnes.

Considering CSN’s 60% interest in Namisa, sales totaled 6.1 million tonnes in 3Q11. In 9M11, sales reached 17.0 million tonnes, 21% more than in the same period last year.

Net Revenue

Net revenue totaled R$1.6 billion in 3Q11, 4% up on 2Q11 and a new record, due to higher iron ore sales volume. In 9M11, net revenue totaled R$4.3 billion, 72% up year-on-year and another record.

Cost of goods sold (COGS)

COGS totaled R$566 million in 3Q11, 12% more than in 2Q11, pushed by the increase in iron ore sales.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Adjusted EBITDA

Third-quarter adjusted EBITDA totaled R$1.0 billion, remaining flat over 2Q11, while the EBITDA margin stood at 66%, a 2 p.p. quarter-on-quarter reduction.

Year-to-date EBITDA reached R$2.9 billion, a 74% improvement over 9M10, accompanied by an EBITDA margin of 67%, up by 1 p.p.

1 Sales volumes include 100% interest in NAMISA.

Logistics

Scenario Port logistics

According to the latest figures from ANTAQ (Brazilian Waterway Transport Agency), the ports handled 211.6 million tonnes of general cargo in the second quarter of 2011, 6.7% up on the same period last year. Container handling reached 1.81 million TEUs, 16.8% more than in 2Q10, while the gross weight of container cargo came to 19.3 million tonnes, also up by 16.8% on 2Q10.

Railway Logistics

In July, the ANTT (Brazilian Ground Transport Agency) disclosed a new regulatory framework for the rail sector which, among other measures, regulates the right of trains to use lines belonging to other companies and establishes targets for the concessionaires, who will have to repair abandoned track or return it to the government. In addition to encouraging sector competitiveness and reducing costs, the new framework reflects the agency’s concern over service quality.

The government plans to invest R$43.9 billion between 2011 and 2014 to construct new lines, as part of the second stage of the PAC (Growth Acceleration Program).

1. Railway Logistics

Analysis of Results

MRS and Transnordestina’s individual 3Q11 results had not been announced up to the publication of this release.

In 3Q11, consolidated net revenue from railway logistics totaled R$273 million, COGS stood at R$181 million, and adjusted EBITDA came to R$95 million, accompanied by an adjusted EBITDA margin of 35%.

In 9M11, net revenue totaled R$761 million, COGS was R$488 million, and adjusted EBITDA stood at R$288 million, with an EBITDA margin of 38%.

2. Port Logistics

Analysis of Results

Consolidated net revenue from port logistics amounted to R$38 million in 3Q11, COGS was R$20 million and adjusted EBITDA totaled R$15 million, with an EBITDA margin of 39%.

In 9M11, net revenue totaled R$106 million, COGS was R$62 million, and adjusted EBITDA totaled R$36 million, with an EBTIDA margin of 34%.

Cement

Scenario

According to SNIC (the Cement Industry Association), domestic cement sales grew by 7.7% year-on-year in the first nine months to 47 million tonnes. In September alone, sales reached 5.8 million tonnes, also a 7.7% improvement over the same month last year. In the last 12 months, sales totaled 63 million tonnes, 9% up year-on-year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

These results were mainly due to the increase in mortgage lending and the maturation of investments in the Minha Casa Minha Vida (My House, My Life) program, as well as the maintenance of employment levels and higher household income.

Also according to SNIC, sales should increase by between 6% and 7% this year, reaching around 63 million tonnes.

Analysis of Results

In 3Q11, net revenue from cement totaled R$98 million, with sales volume of 518,000 tonnes and COGS of R$80 million. Adjusted EBITDA stood at R$6 million, with an adjusted EBITDA margin of 6%.

In 9M11, net revenue totaled R$244 million, with sales volume of 1,275,000 tonnes and COGS of R$189 million.

Adjusted EBITDA stood at R$20 million, with an adjusted EBITDA margin of 8%.

Energy

Analysis of Results

Net revenue from energy totaled R$59 million in 3Q11, COGS stood at R$37 million and adjusted EBITDA amounted to R$21 million, accompanied by an adjusted EBITDA margin of 35%.

In 9M11, net revenue totaled R$125 million, COGS stood at R$67 million and adjusted EBITDA amounted to R$56 million, accompanied by an EBITDA margin of 45%.

Capital Market

In 3Q11, CSN’s shares fell by 23% on the BM&FBovespa, while daily traded volume averaged R$59.1 million. On the NYSE, CSN’s ADRs depreciated by 36% and daily traded volume averaged U$57.5 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
3Q11
N# of shares	1,457,970,108
Market Capitalization
Closing price (R$/share)	14.76
Closing price (US$/share)	7.94
Market Capitalization (R$ million)	21,520
Market Capitalization (US$ million)	11,576
Total return including dividends and interest on equity	-
CSNA3 (%)	-23%
SID (%)	-36%
Ibovespa	-16%
Dow Jones	-12%
Volume	0.0
Average daily (thousand shares)	3,764
Average daily (R$ Thousand)	59,076
Average daily (thousand ADRs)	5,932
Average daily (US$ Thousand)	57,482
Source: Economática

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Notes to the Financial Statements

 (In thousands of Reais, unless otherwise stated)

1.     OPERATIONS

Companhia Siderúrgica Nacional “CSN” is a Corporation, established on April 9, 1941, in accordance with Brazilian laws (Companhia Siderúrgica Nacional and its subsidiaries, affiliated companies and jointly-owned subsidiaries, jointly called the “Company”).

CSN is a Company which holds shares listed on the São Paulo Stock Exchange (BOVESPA) and on the New York Stock Exchange (NYSE), reporting its information on the Brazilian Securities and Exchange Commission (CVM) and on the Securities and Exchange Commission (SEC).

The main operating activities of CSN are divided into 5 segments:

•       Steel:

Its main industrial complex is the Presidente Vargas Steelworks (“UPV”) located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, metal packaging and galvanized steel. Besides facilities in Brazil, CSN has operations in the United States and Portugal, aiming at gaining markets and ensuring excellent services to end consumers. Additionally, it operates in the home appliances, construction and the automobile segments.

•       Mining:

The iron ore production is developed in the city of Congonhas, in the State of Minas Gerais. CSN also explores limestone and dolomite in branches in the State of Minas Gerais and tin in the State of Rondônia, in order to meet the needs of UPV and the surplus raw materials are traded with subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals of the Itaguaí Port, located in the city of Rio de Janeiro. Coal and coke are imported through this terminal.

•       Cement:

The Company started in the cement market boosted by the synergy among this new activity and its already existing businesses. A new business unit has been set up beside Presidente Vargas Mill, city of Volta Redonda, state of Rio de Janeiro: CSN Cimentos is already producing CP-III cement, using the scrap produced from blast furnaces of Volta Redonda Plant itself. Currently, most clinker used in cement production is bought from third parties; however, it started being manufactured by CSN Cimentos in the beginning of 2011, upon the conclusion of the first stage of the plant in Arcos (MG), where CSN also has a limestone mine.

•       Logistics:

Railways:

CSN holds interest in two railway companies: MRS Logística, which operates the former Southeast Network of Rede Ferroviária Federal S.A. and Transnordestina Logística, which operates the RFFSA’s former Northeast Network, in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Ports:

The Company operates in the State of Rio de Janeiro through its subsidiary Sepetiba Tecon, the Terminal for Containers (Tecon), at the Port of Itaguaí. Located in Sepetiba bay, it has a privileged road, rail and sea access.

CSN steel products shipment, handling of containers, warehousing, consolidation and deconsolidation of cargo are carried out at Tecon.

•       Energy:

Since energy is essential for its production process, the Company has invested in electricity generation assets to ensure its self-sufficiency.

For further details on the Company’s strategic investments and segments, please refer to Note 27 –Business Segment Information.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a)      Basis of presentation

The consolidated quarterly financial information has been prepared and is being presented in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB and respective rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the quarterly financial information.

The parent company quarterly financial information was prepared according to CPC 21 – Interim Financial Reporting issued by the Brazilian Accounting Pronouncements Committee (CPC), and rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the quarterly financial information.

The preparation of the quarterly financial information in accordance with CPC 21 and IAS 34 requires the use of certain critical accounting estimates and also the judgment by the Company’s management in the process to apply the Company’s accounting policy. Those items requiring a higher judgment level and having greater complexity, as well as the items where assumptions and estimates are significant to the consolidated quarterly financial information, are being disclosed on the notes to this report and refer to the allowance for doubtful accounts, provision for inventory losses, provision for labor, civil, tax, environmental and social security liabilities, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits. Actual results may differ from these estimates.

The same accounting policies and methods of computation are followed in the interim financial information as compared with the most recent annual financial statements. The Company suffers no seasonality or cyclicality of interim operations.

The financial statements are presented in thousands of reais (R$). Depending on the applicable IFRS pronouncement, the measurement criterion used in the preparation of the quarterly financial information considers historical cost, net realizable value, fair value, or recoverable value. When IFRS and CPCs allow for the option between acquisition cost or other measurement criterion (for instance, systematic remeasurement), the acquisition cost criterion was applied.

The parent company and consolidated quarterly financial information was approved by the Board of Directors on October 26, 2011.

(b)      Consolidated quarterly financial statement

The accounting policies have been consistently applied to all consolidated companies.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

The consolidated quarterly financial information for the period ended September 30, 2011 and the year ended December 31, 2010 include the following direct and indirect subsidiaries and jointly-owned subsidiaries, in addition to exclusive funds Diplic and Mugen, as stated below:

•            Companies

	Equity interest (%)
Companies	9/30/2011	12/31/2010	Main activities

Direct interest: full consolidation
CSN Islands VII	100.00	100.00	Financial operations
CSN Islands VIII	100.00	100.00	Financial operations
CSN Islands IX	100.00	100.00	Financial operations
CSN Islands X	100.00	100.00	Financial operations
CSN Islands XI	100.00	100.00	Financial operations
CSN Islands XII	100.00	100.00	Financial operations
Tangua	100.00	100.00	Financial operations
International Investment Fund	100.00	100.00	Corporate interests and financial operations
CSN Minerals (1)	100.00	100.00	Corporate interests
CSN Export Europe (8)	100.00	100.00	Financial operations, sale of products and corporate interests
CSN Metals (2)	100.00	100.00	Corporate interests and financial operations
CSN Americas (3)	100.00	100.00	Corporate interests and financial operations
CSN Steel	100.00	100.00	Corporate interests and financial operations
TdBB S.A	100.00	100.00	Inactive company
Sepetiba Tecon	99.99	99.99	Port services
Mineração Nacional	99.99	99.99	Mining and corporate interests
CSN Aços Longos - merged on January 28, 2011		99.99	Manufacture and sale of steel and/or metallurgical products
Florestal Nacional (4)	99.99	99.99	Reforestation
Estanho de Rondônia - ERSA	99.99	99.99	Tin minng
Cia Metalic Nordeste	99.99	99.99	Packaging production and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Packaging production and distribution of steel products
CSN Cimentos	99.99	99.99	Production of cement
Inal Nordeste - merged on May 30, 2001		99.99	Steel product service center
CSN Gestão de Recursos Financeiros	99.99	99.99	Inactive company
Congonhas Minérios	99.99	99.99	Mining and corporate interests
CSN Energia	99.99	99.99	Electricity trading
Transnordestina Logística	66.15	76.45	Railway logistics

Indirect interest: full consolidation
CSN Aceros	100.00	100.00	Corporate interests
Companhia Siderurgica Nacional LLC	100.00	100.00	Steelmaking
CSN Europe (5)	100.00	100.00	Financial operations, sale of products and corporate interests
CSN Ibéria	100.00	100.00	Financial operations and corporate interests
CSN Portugal (6)	100.00	100.00	Financial operations and sale of products
Lusosider Projectos Siderúrgicos	100.00	100.00	Corporate interests
Lusosider Aços Planos	99.94	99.94	Steelmaking and corporate interests
CSN Acquisitions	100.00	100.00	Financial operations and corporate interests
CSN Resources (7)	100.00	100.00	Financial operations and corporate interests
CSN Finance UK Ltd	100.00	100.00	Financial operations and corporate interests
CSN Holdings UK Ltd	100.00	100.00	Financial operations and corporate interests
Itamambuca Participações - merged on May 30, 2011		99.99	Mining and corporate interests
Companhia Brasileira de Latas (9)	59.17		Sale of cans and packages in general and corporate interests
Rimet Empreendimentos Industriais e Comerciais (9)	58.08		Manufacture and sale of steel containers and exploration of forestry activities
Companhia de Embalagens Metálicas MMSA (9)	58.98		Manufacture and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM (9)	58.98		Sale of packages and interest in other companies
Empresa de Embalagens Metálicas - MUD (9)	58.98		Manufacture and sale of home appliances and related products
Companhia de Embalagens Metálicas - MTM do Nordeste (9)	58.98		Manufacture and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM (9)	58.98		Manufacture and sale of cans and related activities

Direct interest: proportional consolidation
Nacional Minérios (NAMISA)	60.00	60.00	Mining and corporate interests
Itá Energética	48.75	48.75	Electricity generation
MRS Logística	22.93	22.93	Rail transport
Igarapava Hydroelectric Power Plant Consortium	17.92	17.92	Electricity consortium
Aceros Del Orinoco	22.73	22.73	Inactive company

Indirect interest: proportional consolidation
Namisa International Minerios SLU	60.00	60.00	Corporate interests and sale of products and ores
Namisa Europe	60.00	60.00	Corporate interests and sale of products and ores
MRS Logística	10.34	10.34	Rail transport
Aceros Del Orinoco	9.08	9.08	Inactive company

(1)   New corporate name of CSN Energy, changed as of December 15, 2010.

(2)   New corporate name of CSN Overseas, changed as of December 15, 2010.

(3)   New corporate name of CSN Panamá, changed as of December 15, 2010.

(4)   New corporate name of Itaguaí Logística, changed as of December 27, 2010.

(5)   New corporate name of CSN Madeira, changed as of January 8, 2010.

(6)   New corporate name of Hickory, changed as of January 8, 2010.

(7)   New corporate name of CSN Cement, changed as of June 18, 2010.

(8)   New corporate name of CSN Export, changed as of July 14, 2011.

(9)   Companies that became subsidiaries on July 12, 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

•            Exclusive funds

Other consolidation
	Interest in the capital stock (%)
Special-purpose entities	9/30/2011	12/31/2010	Main activities
Direct interest: full consolidation
DIPLIC - Multimarket investment fund	100.00	100.00	Investment fund
Mugen - Multimarket investment fund	100.00	100.00	Investment fund

In the preparation of the consolidated quarterly financial information, the following consolidation procedures have been adopted:

Unrealized gains in transactions with subsidiaries and jointly-owned subsidiaries are eliminated according to CSN’s share in the related entity in the consolidation process. Unrealized losses are eliminated in the same way as unrealized gains, however only to the extent there is no reduction to the recoverable value (impairment). The base date of the quarterly financial information of the subsidiaries and jointly-owned subsidiaries is the same as of the parent company and their accounting policies are in line with the policies adopted by the Company.

•           Subsidiaries

Subsidiaries are all entities (including special-purpose entities) whose financial and operational policies may be carried out by the Company, where usually there is a share ownership greater than half of voting rights. The existence and the effect of potential voting rights, which are currently exercisable or convertible, are taken into consideration by the Company. Subsidiaries are fully consolidated as of the date when control is transferred to the Company and are no longer consolidated as of the date when control ends.

•           Jointly-owned subsidiaries

The quarterly financial information of jointly-owned subsidiaries is included in the consolidated quarterly financial information as of the date when shared control starts until the date that shared control ceases. Jointly-owned subsidiaries are proportionally consolidated.

(c)      Parent company quarterly financial information

In the parent company quarterly financial information, the subsidiaries and jointly-owned subsidiaries are measured using the equity method. Accounting practices adopted in Brazil applied in the parent company quarterly financial information differ from IFRS standards applicable to the parent company  financial statements, only with respect to the measurement of investments in subsidiaries and affiliated companies which requires the use of the equity method of accounting while according to IFRS it would be cost or fair value.

(d)      Foreign currencies

i.        Functional and reporting currency

Items included in the quarterly financial statement of each of the Company’s subsidiaries are measured using the currency of the primary economic environment where each subsidiary operates (“functional currency”). Consolidated quarterly financial statement are presented in R$ (reais), which is the Company’s functional currency and the Company’s reporting currency.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

ii.       Transactions and balances

Foreign currency operations are converted into the functional currency, using foreign exchange rates effective on the transaction or evaluation dates, when items are remeasured.  Exchange gains and losses resulting from the settlement of these transactions and the conversion by foreign exchange rates as of September 30, 2011, related to monetary assets and liability in foreign currencies, are recognized in the statement of income, except when recognized in shareholders’ equity as gains or losses foreign investments.

Assets and liabilities are converted at the exchange rate as of the reporting date, on September 30, 2011, US$1 corresponding to R$1.8544 (R$1.6662 on December 31, 2010) EUR 1 corresponding to R$2.4938 (R$2.2280 on December 31, 2010) A$ 1 corresponding to R$1.8069 (R$1.6959 on December 31, 2010) and JPY 1 corresponding to R$0.02407 (R$0.0205 on December 31, 2010).

All other exchange gains and losses, including exchange gains and losses related to loans, cash and cash equivalents are presented on the statement of income as financial income or expense.

Changes to fair value of monetary securities in foreign currency, classified as available for sale, are split into foreign exchange variations related to the security’s amortized cost and other variations to the security’s book value.  Foreign exchange variations of amortized costs are recognized in the statement of income, and other variations in the security’s book value are recognized in shareholders’ equity.

Exchange variations from non-monetary financial assets and liabilities, for instance, investments in shares classified as measured at fair value through profit or loss, are recorded in the income statement as part of fair value gain or loss. Exchange variations of non-monetary financial assets, for example, investments in shares classified as available for sale, are included in the comprehensive income under shareholders’ equity.

iii.      Group companies

Results and financial position of all of the Group’s entities (none of them operating under a currency from a hyperinflationary economy), whose functional currency is different from the reporting currency, are converted into the reporting currency, as follows:

•         Assets and liabilities from each balance sheet presented are converted at the closing rate on the reporting date.

•         Revenues and expenses from each income statement are converted by average exchange rates (unless this average is not a reasonable rounding to the cumulative effect of rates in force on the operations date, and, in this case, revenues and expenses are converted by the rate on the operations dates); and

•         All resulting exchange rate differences are recognized in a separate item under other comprehensive income.

Under the consolidation, exchange rate differences resulting from the conversion of monetary items of investment in foreign operations are recognized in shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange rate differences previously recognized in other comprehensive income are recognized in the statement of income as part of gain or loss on sale.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

(e)      Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable in up to 90 days from the contracting date, immediately convertible into cash and with an insignificant risk of change in their market value. Deposit certificates that may be redeemed at any time without penalties are considered cash equivalents.

(f)       Trade accounts receivable

Trade accounts receivable are recognized at the invoiced amount, including the respective taxes and ancillary expenses, and receivables from clients in foreign currency are restated at the exchange rate as of the reporting date. The allowance for doubtful accounts was recognized in an amount considered sufficient to support possible losses. Management’s assessment takes into account the client’s history, the financial situation and the opinion of our legal advisors regarding the receipt of these credits for the recognition of this provision.

(g)      Inventory

Inventory is recorded at the lowest value between cost and net realizable value. Cost is determined using the weighted average cost method in the acquisition of raw materials. Cost of both finished and in process products consists of raw material, labor, and other direct costs (based on the normal production capacity). Net realizable value is the sale price estimated on the normal course of business, net of estimated conclusion costs and estimates costs necessary to carry on the sale. Losses on low turnover or obsolete inventories are recognized when deemed adequate. The Company has spare parts which will be used in its operating cycle, classified as other non-current assets, instead of being classified as inventories.

(h)      Investments

Investments in subsidiaries, jointly-owned subsidiaries and affiliated companies are recognized and measured using the equity accounting method and recognized initially at cost. Gains or losses are recognized in the income statement as operating income (or expenses) in the parent company quarterly financial information. In the case of exchange variation of investments abroad whose functional currency is different from the Company’s currency, variations in the amount of investments deriving solely from the exchange variation are recognized in the cumulative translation adjustment account, in the Company’s shareholders’ equity, and are only  reclassified to the income statement when the investment is sold or written-off by loss. Other investments are recognized and held at cost or fair value.

When necessary, the accounting practices of the subsidiaries and jointly-owned subsidiaries are changed to ensure criteria consistency and uniformity with the practices adopted by the Company.

(i)       Business combination

The acquisition method is applied to account for each of the Company’s business combinations. The transferred consideration includes the fair value of certain asset or liability resulting from a contingent consideration agreement, where applicable. Acquisition-related costs are recorded in the income statement, when incurred. The acquired identifiable assets and liabilities undertaken in a business combination are firstly measured at fair values on the acquisition date. The Company recognizes non-controlling interest in the acquired company, by the proportional amount of non-controlling interest in the fair value of the acquired company’s net assets.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

(j)       Property, plant and equipment

Property, plant and equipment are recognized at acquisition, formation or construction costs, net of accumulated depreciation or depletion and impairment. Depreciation is calculated using the straight-line method based on the economic useful life remaining from assets according to Note 13. The depletion of mines is calculated based on the amount of ore extracted, and plots of land are not depreciated as they have an undefined useful life. The Company recognizes subsequent costs, by writing-off the carrying amount of the portion that has been replaced, if it is probable that future economic benefits incorporated therein will be reverted back to the Company, and if the subsequent cost may be estimated reliably. All other expenses are recognized as expenses when incurred. Borrowing costs are capitalized until projects are concluded.

If some components property, plant and equipment have different useful lives, these components are depreciated as different items from property, plant and equipment.

Gains and losses from disposal are determined by the comparison of the sale value less the residual value and are recognized in “other operating income/expenses”.

Development costs of new iron ore fields or to expand the capacity of operating mines are capitalized and amortized using the method of units produced (extracted) based on probable and proven ore amounts. Exploitation expenditures are recognized as expenses until the mining activity is considered feasible; after this period, subsequent development costs are capitalized.

(k)      Intangible assets

Intangible assets comprise assets acquired from third parties, including by means of business combinations, and/or those internally generated.

These assets are recognized at the acquisition or formation cost, less amortization calculated using the straight-line method based on exploitation or recovery terms.

Intangible assets with indefinite useful lives, as well as goodwill, are not amortized.

•       Goodwill

Goodwill is the positive difference between paid and/or payable consideration for the purchase of a business and the net amount of fair value of assets and liabilities of the subsidiary acquired. The goodwill from acquisition of subsidiaries is recognized as an intangible asset in the consolidated quarterly financial information. In the parent company balance sheet, goodwill is included in investments. Negative goodwill is recorded as a gain in the income statement for the period, on the acquisition date. Goodwill is annually tested for impairment. Impairment losses recognized over goodwill are irreversible. Gains and losses from the disposal of a Cash Generating Unit (CGU) include goodwill book value relating to the CGU sold.

Goodwill is allocated to CGUs for the purpose of impairment tests. The allocation is made to Cash Generating Units or groups of Cash Generating Units, which should benefit from the business combination from which goodwill is derived, and the CGU is not larger than an operational segment.

•       Software

Software licenses purchased are capitalized based on incurred costs to buy software and to make them ready to be used. These costs are amortized using the straight-line method during the estimated economic useful life.

(l)       Impairment of non-financial assets

Assets with an undefined useful life, such as goodwill, are not subject to amortization and are tested on an annual basis for impairment. Assets subject to amortization are reviewed for impairment purposes whenever events or changes in circumstances show that book value may not be recoverable. Impairment loss is recognized if book value of the asset exceeds its recoverable value. The latter is the highest value between an asset fair value net of selling costs and its value in use. For the purposes of impairment valuation, assets are divided into the lowest levels for which there are identifiable separate cash inflows (CGUs). Non-financial assets, except for goodwill, which have been impaired, are subsequently reviewed to analyze a possible impairment reversal on the reporting date.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

(m)     Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contribution to a separate entity (social security plan) and it will have no legal or constructive obligation to pay additional values. Liabilities for contributions to defined contribution pension plans are accounted for as employee benefit expenses to the profit or loss for the periods in which services are provided by employees. Contributions paid in advance are recognized as an asset upon the cash repayment condition or the decrease in future payments is available. Contributions to a defined contribution plan whose maturity is expected for 12 months after the end of period in which the employee provides the services are discounted at their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company´s net obligation regarding defined benefit plans is calculated individually for each plan by estimating the value of the future benefits that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value. Any unrecognized costs of past services and the fair values of any plan assets are deducted. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company´s obligations and which are denominated in the same currency as the one in which it is expected that the benefit will be paid. The calculation is made annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursement or reduction in future contributions to the plan. In calculating the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan. An economic benefit is available to the Company if it is realizable during the life of the plan or upon liquidation of the plan´s liabilities.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized using the straight-line method over the average period until the benefits become vested. When the benefits become immediately vested, the expenses are immediately recognized in profit or loss.

The Company has chosen to recognize all actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income.

i.     Profit sharing and bonuses

Employee profit sharing is subject to achieving certain operating and financial targets, mainly allocated to the production cost and, when applicable, to general and administrative expenses. Recognition occurs under the accrual method as services are rendered and bonus payments are deemed probable.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

(n)      Provisions

Provisions are recognized when: (i) the Company has a present liability that is either legal or constructive from past events, (ii) it is likely to have a future disbursement to settle a present liability, and (iii) when the value may be measured reliably. Provisions are determined by discounting estimated future cash flows based on a pretax discount rate that consider a market valuation of the time value of money and, where appropriate, specific liability risks. The liability increase due to time is recorded as financial expenses.

(o)      Concessions

The Company has governmental concessions and payments classified as operating lease.

(p)      Share capital

Common shares are classified as equity.

Additional costs directly attributed to the issue of new shares or options are recognized in shareholders’ equity as a deduction of the amount raised, net of taxes.

When any company of the group buys shares from the Company’s capital stock (treasury shares), the amount paid, including any additional costs directly chargeable (net of income tax), is decreased from the shareholders’ equity attributed to the Company’s shareholders until shares are cancelled or issued again. When these shares are subsequently issued, any amount received, net of any additional transaction costs directly chargeable and respective income and social contribution tax effects, is included in the shareholders’ equity attributable to the Company’s shareholders.

(q)      Operating revenue

Revenue from sales in the normal course of operations is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when there is persuasive evidence that the significant risks and rewards inherent to the ownership of the goods have been transferred to the buyer; it is probable that future economic benefits will flow to the entity, that the associated costs and the possible return of goods can be measured reliably; the entity does not retain continuing involvement with the goods sold and the amount of operating revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be reliably measured, then such discounts are recognized as a reduction of operating revenue as sales are recognized. Service revenue is recognized when services are rendered.

The transfer of risks and rewards is determined by the individual terms of the sale agreement. For export sales, the transfer of risks and rewards of ownership depend on the terms of delivery set out in the incoterms governing the agreement.

(r)       Financial income and expenses

Financial income includes interest income on invested funds (including available-for-sale financial assets), dividend income (except for dividends received from investees stated under the equity method in the parent company), gains on sale of available-for sale financial assets, gains and losses arising from the change in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging derivatives that are recognized in the statement of income. Interest income is recognized in the income statement using the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive the dividend is established. Distributions received from investees recorded under the equity method reduce the investment amount.

Financial expenses include borrowing costs, net of the discount to present value of provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at the fair value through profit or loss, impairment losses recognized in the financial assets, and losses on hedging instruments that are recognized in the income statement. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Exchange gains and losses are reported on a net basis.

(s)      Income and social contribution taxes

Income and social contribution taxes, both current and deferred, are calculated at the rate of 15%, plus a surtax of 10% on taxable income exceeding R$240 for income tax, and at the rate of 9% on taxable income for the social contribution on net income. Tax losses and social contribution tax loss carryforward are offset, limited to 30% of the taxable income.

Income and social contribution tax expense includes current and deferred taxes. Current and deferred taxes are recognized in the income statement except to the extent that it relates to a business combination, or items recognized directly in shareholders’ equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted, at the reporting date of the quarterly financial information and any adjustment to tax payable in respect of previous years.

Deferred taxation is recognized on temporary differences arising between the book values of assets and liabilities for accounting purposes and corresponding amounts applied for tax purposes. Deferred taxation is not recognized for the following temporary differences: the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, and differences related to investments in subsidiaries and controlled entities when it is probable that they will not be reversed in the foreseeable future. In addition, deferred tax liability is not recognized for temporary taxable differences resulting from the initial recognition of goodwill. Deferred taxation is calculated using the rates that are expected to apply to the temporary differences when they are reversed, based on the laws that were enacted or substantively enacted until the financial statement reporting date.

Deferred tax assets and liabilities may be offset if there is a legal right to offset current tax asset and liability amounts and they relate to income tax levied by the same tax authority over the same entity subject to taxation.

A deferred income and social contribution tax asset is recognized by unused tax losses, tax credits and deductible temporary differences when it is probable that future income subject to taxation will be available and against which they will be used.

Deferred income and social contribution tax assets are reviewed at each reporting date and will decrease if their realization is no longer probable.

(t)       Earnings per share

Basic earnings per share are calculated through the net income for the period attributable to the Company’s controlling shareholders and the weighted average of the common shares outstanding in the respective period. Diluted earnings per share are calculated through the average of the outstanding shares, adjusted by instruments potentially convertible into shares, with a diluting effect, in the reporting periods. The Company does not have instruments potentially convertible into shares, then diluted earnings per share is equal to basic earnings per share.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

(u)      Environmental  and restoration costs

The Company recognizes a provision for recovery costs and fines when a loss is probable and the amounts of related costs can be reliably determined. Usually, a provision to be used in the recovery of the amount is recorded until the feasibility study is completed or the commitment to a formal action plan is fulfilled.

Expenses related to compliance with environmental regulations are recognized as expenses in the income statement or capitalized, as appropriate. The capitalization is considered appropriate when expenses refer to items that will continue to benefit the Company and they relate to the acquisition and installation of equipment for pollution control and/or prevention.

(v)      Research and development

These costs are recognized in the income statement when incurred, except when they meet the criteria for capitalization. Expenses for research and development of new products for the period ended September 30, 2011 was R$4,792 (R$1,321 on September 30, 2010).

(w)     Financial instruments

i)       Classification

Financial assets are classified in the following categories: measured at fair value through profit or loss, loans and receivables, held to maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. The Company’s Management sets forth the classification of its financial assets at the initial recognition.

•         Financial assets measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, therefore, are classified in this category, unless they have been accounted as cash flow hedge. Assets in this category are classified as current.

•         Loans and receivables

This category includes loans granted and receivables that are non-derivative financial assets with fixed payment or to be established, not priced at in an active market. They are classifed as current assets, except those with a maturity term greater than 12 months after the reporting date (these are classified as non-current assets). Loans and receivables comprise loans to affiliated companies, trade accounts receivable and other accounts receivable Loans and receivables are accounted for at the amortized cost, using the effective interest method.

•         Cash and cash equivalents

Cash and cash equivalents are recognized at fair value.

•         Financial assets held to maturity

Financial assets acquired with the purpose and capacity to be held in portfolio until maturity are classified as financial assets held to maturity. Investments held to maturity are initially recognized at fair value including any directly attributable transaction costs. After their initial recognition, these are measured at the amortized cost using the effective interest method, decreased by any impairment loss.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

•         Financial assets available for sale

Financial assets designated as available for sale are those not classified in any other category. They are included in non-current assets when they are the Company’s strategic investments, unless Management intends to dispose of the investment within 12 months after the reporting date. Financial assets available for sale are recorded at fair value.

ii)      Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date, i.e., the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value, plus transaction costs for all the financial assets not classified as fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and transaction costs are expensed in the income statement. Financial assets are written off when the rights to receive cash flow from the investments expire or are transferred; in the latter case, provided that the Company has transferred significantly all the risks and rewards of the ownership. Financial assets available for sale and the financial assets measured at fair value through profit or loss are subsequently recognized at fair value. Loans and receivables are accounted for at amortized cost, using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the income statement under financial income in the period when they occur. Revenue from dividends of financial assets measured at fair value through profit or loss is recognized in the income statement as part of financial income, when the Company’s right to receive the dividends is established.

The changes in the fair value of financial assets denominated in foreign current and classified as available for sale, are divided between the conversion differences resulting from the changes in the amortized cost of the financial assets and other changes in the financial assets’ book value. The exchange rate changes in financial assets are recognized in the income statement. The exchange rate changes in non-financial assets are recognized in shareholders’ equity. The changes in the fair value of financial and non-financial assets classified as available for sale are recognized in other comprehensive income.

Interest on available-for-sale securities, calculated using the effective interest method, is recognized in the income statement as other income. Dividends from shareholders’ equity’s instruments available for sale, such as shares, are recognized in the income statement as part of financial income, when the Company’s right to receive payments is established.

The fair value of publicly quoted investments is based on current purchase prices. If the market of a financial asset (and bonds not listed on the stock exchange) is not active, the Company establishes fair value through valuation techniques. These methods include the use of transactions recently contracted with third parties, reference to other instruments that are substantially similar and an analysis of discounted cash flows and option pricing models that optimize the use of market generated information and minimize the use of information provided by the Company's management.

The Company evaluates at the reporting date if there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of available-for-sale equity instruments, a significant or long decrease in the fair value to below its cost value is an indication that equity instruments are impaired. If there is any evidence of impairment of available-for-sale financial assets, the cumulative loss measured as the difference between acquisition cost and current fair value, less any impairment loss for the financial asset previously recognized in the income statement, is transferred from shareholders' equity and recognized in the income statement. Impairment losses recognized in the income statement of equity instruments are not reversed through profit or loss.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

•         Offsetting financial instruments

A financial asset and a financial liability are offset and the net amount reported in the balance sheet when an entity has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

•         Impairment of financial assets

Assets measured at amortized cost

The Company evaluates at the end of each reporting period if there is objective evidence that the financial asset or group of financial assets is impaired. An asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as the result of one or more events occurred after the initial recognition of the assets (a “loss event”) and that loss event (or events) has an impact on estimated future cash flows of the financial asset or group of financial assets that can be measured reliably.

The criteria CSN adopts to determine if there is objective evidence of impairment loss include:

•       relevant financial difficulty of the issuer or debtor;

•       a contract breach, such as default or delinquency in interest or principal payments;

•       the issuer, due to economic or legal reasons related to the financial difficulty of the borrower, ensures the borrower a concession that the creditor would not consider;

•       it is likely that the borrower will undergo bankruptcy or another financial reorganization;

•       the disappearance of an active market for that financial asset due to financial difficulties; or

•       observable data indicating that there is a measurable reduction in estimated future cash flows from a portfolio of financial assets, since the initial recognition of these assets, although the reduction still cannot be identified with the individual financial assets in the portfolio, including:

- Adverse change in the payment situation of the borrowers in the portfolio;

- National or local economic conditions that relate to the default on the portfolio’s assets.

The amount of loss is measured as the difference between the book value of the assets and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial assets’ original effective interest rate. The book value of the asset is written down and the amount of loss is recognized in the income statement. If a loan or investment held to maturity has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the agreement. The Company may measure impairment based on the fair value of an instrument using an observable market price.

If, in a subsequent period, the impairment loss decreases and this reduction can be objectively related to an event that occurred after the impairment was recognized (an improvement in the debtor’s credit rating), the impairment loss reversal will be recognized in the income statement.

Assets classified as available for sale

At the end of each reporting period, CSN assesses whether there is objective evidence of impairment for financial asset or group of financial assets. For debt instruments, CSN adopts the criteria mentioned above. For equity instrument (shares) classified as available for sale, a significant or long term decline in the fair value of the instrument below its cost is also evidence that assets may be impaired. Should any such evidence exist for available-for-sale financial assets, the accumulated loss - measured as the difference between the acquisition cost and its current fair value, less any impairment loss over the financial asset previously recognized in the income statement, will be reclassified from shareholders’ equity and recognized in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases, and such increase can be objectively related to an event occurred after the impairment was recognized as loss, the impairment loss is reversed through the income statement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

iii)     Derivative instruments and hedging activities

•         Foreign exchange gain or loss in foreign operations

Any gain or loss of the instrument related to the effective portion is recognized in capital. The gain or loss related to the ineffective portion is immediately recognized in the income statement under “Other net gains (losses), net”.

Gains and losses accumulated in equity are included in the statement of income when a foreign operation is partially disposed of or sold.

•         Derivatives measured at fair value through profit or loss

Certain derivative instruments are not qualified for hedge accounting. Changes in fair value of any of these derivative instruments are immediately recognized in the statement of income under “Other net gains (losses)”. Although the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

(x)      Segment information

An operational segment is a Group component committed to the business activities, from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other Group component. All operating income from operational segments are regularly reviewed by CSN’s Executive Board for decision-making about funds to be allocated to the segment and performance evaluation, to which there is distinctive financial information available (see Note 26).

(y)     Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with related conditions and that grants will be received and then systematically recognized in the income statement during the periods in which the Company recognizes as expense the corresponding costs that grants intend to offset.

The Company has state tax incentives in the North and Northeast regions, which are recognized in income statement as corresponding costs and expenses or taxes reduction are received.

3.     BUSINESS COMBINATION

On July 12, 2011, CSN, through its wholly-owned subsidiary “Prada”, increased the capital of Companhia Brasileira de Latas ("CBL"), by means of a capitalization of credits. Therefore, the Company now controls CBL with an interest corresponding to 59.17% of its voting capital, represented by 784,055,451 common shares (“Acquisition”).

With the acquisition of CBL’s control, operational and administrative synergies will be created, thus, reducing production, logistics and administrative costs.

As mentioned in Note 2 (i), the Company applied the acquisition method to account for acquired identifiable assets, undertaken liabilities and non-controlling interest. The 40.83% non-controlling interest in CBL was proportionally determined, based on the fair value of the acquired identifiable assets and the undertaken liabilities. There are non-controlling shareholders who compose CSN's controlling group ownership structure.

The acquisition cost of R$43,316 was allocated between the identified acquired assets and undertaken liabilities, valued at fair value. During the process of identifying assets and liabilities, intangible assets not recognized in the acquired entities’ accounting books were considered. Transaction-related costs are represented by consulting services, attorney expenses and amount to R$485 included in the income statement, as incurred.

The following tables show the allocation of acquired identifiable assets and undertaken liabilities recognized on the date of acquisition, the purchase price considered in CBL’s buyout and the calculation of resulting goodwill.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

	Book Values	Fair Value Adjustments	Total Fair Value
Acquired assets and assumed liabilities

Current assets	62,182	(7,465)	54,717
Non-current assets (*)	44,718	89,449	134,167
Current liabilities	(144,225)	39,177	(105,048)
Non-current liabilities (**)	(567,469)	384,105	(183,364)

Total acquired assets and assumed liabilities	(604,794)	505,266	(99,528)

(*) Mainly composed of fair value adjustment to property, plant and equipment amounting to R$90,572.

(**) Mainly composed of fair value adjustment to credits with CSN amounting to R$388,640.

Fair value adjustments made according to the company’s balance sheet in order to prepare the opening balance sheet are preliminary and may change until conclusion of a valuation report estimated for December 2011.

Goodwill resulting from acquisition

(-) Equity value of CBL	(604,794)
(+) Fair value of acquired assets and assumed liabilities	505,266
(=) Total fair value of acquired assets and assumed liabilities	(99,528)

Purchase price considered	43,316

(=) Goodwill resulting from acquisition	142,844

The goodwill due to expected future profitability of R$142,844, originated in the acquisition, mainly consists of synergies created with the business combination between Prada Embalagens and CBL, as described in Note 14.

The business combination with Companhia Brasileira de Latas (“CBL”), occurred on July 12, 2011, has been analyzed by the Brazilian Antitrust Regulator (“CADE”).

4.     RELATED PARTY TRANSACTIONS

a)     Transactions with Parent Company

Vicunha Siderurgia S.A. is a holding company whose purpose is to hold interest in other companies. It is the Company’s main shareholder, with a 47.86% interest in the voting capital.

On December 27, 2010, Rio IACO acquired 58,193,503 shares of the Company and currently holds 3.99% of interest in CSN through Caixa Beneficente dos Empregados da CSN (“CBS”) becoming part of the controlling group.

Companies	Minimum mandatory dividends	Interest on shareholders' equity proposed	Additional dividends proposed	Total	Dividends distributed	Interest on shareholders' equity paid
Vicunha Siderurgia					717,835	170,746
Rio Iaco					59,871	14,241
Total on 9/30/2011					777,706	184,987
Total on 12/31/2010	141,174	184,985	636,509	962,668	717,834	33,499

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Below, the ownership structure of Vicunha Siderurgia (unaudited information):

Vicunha Aços S.A. – holds 99.99% in Vicunha Siderurgia S.A.

Vicunha Steel S.A. – holds 66.96% in Vicunha Aços S.A.

National Steel S.A. – holds 33.04% in Vicunha Aços S.A.

CFL Participações S.A. – holds 40% in National Steel S.A. and 39.99% in Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% in National Steel S.A., 59.99% in Vicunha Steel S.A. and 99.99% in Rio Iaco Participações S.A.

b)     Transactions with jointly-owned subsidiaries

The Company holds interest in jointly-owned subsidiaries in the strategic areas of mining, logistics and power generation. The characteristics, purposes and transactions with these companies are stated as follows:

•  Assets

	Accounts receivable	Dividends receivable		Total
Companies			Loan (*)
Nacional Minérios	193,676	177,163		370,839
MRS Logística	1,010	23,900		24,910
Total on 9/30/2011	194,686	201,063		395,749
Total on 12/31/2010	47,268	616,989	1,241,095	1,905,352

(*) On April 29, 2011, Nacional Minérios S.A. settled in advance the amount of R$1,224,657 (of which R$1,197,800 relating to principal and R$26,857 relating to interest), as provided for in the loan agreement.

•  Liabilities

Companies	Advances from customers	Accounts payable	Others	Total
Nacional Minérios	8,098,330	12,679		8,111,009
MRS Logística			8,210	8,210
Itá Energética			10,243	10,243
Total on 9/30/2011	8,098,330	12,679	18,453	8,129,462
Total on 12/31/2010	7,924,542	18,423	68,340	8,011,305

Nacional Minérios: the customer advance received from the jointly-owned subsidiary Nacional Minérios S.A. is related to the contractual obligation of iron ore supply and port services. The contract has a 12.5% p.a. interest rate and maturity expected for June 2042.

MRS Logística: in other accounts payable we recognized an accrual to cover take-or-pay and block rates contractual expenses related to the rail transportation contract.

Itá Energética: refers to the electric power supply billed under Brazilian energy market usual conditions, regulated by the Electric Power Trade Chamber.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

•  Results

Companies	Revenues			Expenses
	Sales	Interest and monetary variations	Total	Purchases	Interest and monetary variations	Total
Nacional Minérios	729,883	42,412	772,295	14,089	720,308	734,397
MRS Logística				282,695		282,695
Itá Energética				55,155		55,155
Total on 9/30/2011	729,883	42,412	772,295	351,940	720,308	1,072,248
Total on 9/30/2010	493,624	83,479	577,103	397,800	697,382	1,095,182

The Company`s main operations with jointly-owned subsidiaries are purchase and sale of products and services that include iron ore supply, port service transactions, rail transportation as well as electric power supply for operations.

c) Transactions with subsidiaries and exclusive investment funds

•  Assets

Companies	Accounts receivable	Financial instruments / investments (1)	Loans (2)/ Advances	Dividends receivable	Advance for future capital increase	Derivative financial instruments (3)	Total

CSN Islands VIII					4,636	367,592	372,228
CSN Portugal	638,103						638,103
CSN Europe	467,646						467,646
CSN Export	47,697						47,697
Lusosider	38,356						38,356
International Investment Fund			23,756				23,756
Companhia Metalúrgica Prada	208,524				44,500		253,024
CSN Cimentos	1,617				747,694		749,311
Cia. Metalic Nordeste	1,213						1,213
Transnordestina Logística			26,927		200,483		227,410
Florestal Nacional			158,688		6,561		165,249
Sepetiba Tecon	20			16,503			16,523
Mineração Nacional				12			12
CSN Energia					3,000		3,000
Exclusive funds		2,381,682					2,381,682
CBL	6,475						6,475
Total on 9/30/2011	1,409,651	2,381,682	209,371	16,515	1,006,874	367,592	5,391,685
Total on 12/31/2010	814,409	204,677	141,639	5,555	1,252,801	254,231	2,673,312

(1) The financial investments and the investments in exclusive funds are managed by Banco BTG Pactual. Financial investments totaled R$2,220,174, and investments in Usiminas shares totaled R$161,508 classified as available-for-sale investments.

(2) International Investment Fund – agreements in US$ dollars: 4.3% annual interest with indeterminate maturity.

      Florestal Nacional – agreements denominated in R$: 100.5% to 105.5% of CDI with maturity extended to January 2012. Transnordestina – agreements denominated in R$: 101.5% to 102.5% of CDI with final maturity in September 2012.

(3) Financial instruments agreement, specifically Swap between CSN and Islands VIII.

Accounts receivable derive from sales operations of products and services among the parent company and subsidiaries.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

•  Liabilities

	Loans and financing			Accounts payable
Companies	Prepayment (1)	Fixed Rate Notes(2)	Loans and intercompany Bonds (2)	Loans (3) / Checking Accounts	Other	Total

CSN Islands VIII		1,446,627		1,704		1,448,331
CSN Portugal	316,717					316,717
CSN Europe			19,841	40,439		60,280
CSN Resources	1,913,244	820,939	1,768,353			4,502,536
CSN Aceros				18,642		18,642
CSN Ibéria				44,039		44,039
Estanho Rondônia					11,425	11,425
Congonhas Minérios			1,327,338			1,327,338
Others (*)					12,004	12,004
Total on 9/30/2011	2,229,961	2,267,566	3,115,532	104,824	23,429	7,741,312
Total on 12/31/2010	2,080,721	1,955,135	2,253,838	570,257	43,774	6,903,725

Transactions with these subsidiaries are carried out under market conditions.

(1)   Contracts denominated in US$ - CSN Portugal: interest from 6.15% to 7.43% p.a. with maturity in May 2015.
Contracts denominated in US$ - CSN Resources: interest of 4.07% p.a. with maturity extended to August 2022 (previous maturity: June 2018).

(2)   Contracts denominated in YEN – CSN Islands VIII: interest of 5.65% p.a. with maturity in December 2013.

Contracts denominated in US$ - CSN Resources: interest of 4.14% p.a. with maturity in July 2015.

Contracts denominated in US$ - CSN Europe: semiannual Libor + 2.25% p.a. with maturity in March 2012.

Contracts denominated in US$ - CSN Resources: Intercompany Bonds, interest of 9.125% p.a. with maturity in June 2047.

Contracts denominated in US$ – CSN Resources: 2.01% to 3.99% p.a. with maturity in December 2013.

Contracts denominated in R$ - Congonhas Minérios: 100.3% to 105.5% p.a. of CDI, with maturity extended to January 2012.

(3)   Contracts denominated in US$ - CSN Ibéria: semiannual Libor + 3% p.a. with indeterminate maturity.

(*) Other: CSN Cimentos, Companhia Metalúrgica Prada, Cia. Metalic Nordeste and Sepetiba Tecon.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

•  Results

Companies	Revenues			Expenses
	Sales	Interest and monetary and exchange variations	Total	Purchases	Interest and monetary and exchange variations	Total

CSN Islands VIII					161,201	161,201
CSN Portugal	586,939	71,972	658,911		44,094	44,094
CSN Europe	348,889	47,897	396,786		5,902	5,902
CSN Resources					625,656	625,656
CSN Export	8,644	609	9,253
Lusosider	35,503	2,854	38,357
International Investment Fund		3,032	3,032
CSN Ibéria					4,866	4,866
CSN Aceros					1,892	1,892
Inal Nordeste	32,082		32,082	74		74
Companhia Metalúrgica Prada	839,661		839,661	12,369		12,369
CSN Cimentos	19,338		19,338	426		426
Cia. Metalic Nordeste	63,525		63,525	1,925		1,925
Estanho de Rondônia				59,071		59,071
Florestal Nacional		12,911	12,911
Sepetiba Tecon	3,176		3,176	6,477		6,477
Exclusive funds		1,884	1,884
Congonhas Minérios					110,597	110,597
Transnordestina		157	157
CBL	58,869		58,869
Total on 9/30/2011	1,996,626	141,316	2,137,942	80,342	954,208	1,034,550
Total on 9/30/2010	1,637,718	17,459	1,655,177	50,722	336,629	387,351

The Company’s main operations with subsidiaries are the purchase and sale of products and services, including iron ore, steel and port services.

d) Other related parties

•  CBS Previdência

The Company is the main sponsor of a non-profit civil association set up in July 1960, whose main purpose is to pay supplementary benefits to those covered by social security. As a sponsor, CSN makes contributions and recognizes actuarial liabilities ascertained in defined benefit plans, as per Note 28.

•  Fundação CSN

The Company develops socially responsible policies currently focused on Fundação CSN. Transactions between the parties are related to operating and financial support for Fundação CSN to develop social projects, mainly in the locations where CSN operates.

•  Banco Fibra

Banco Fibra is under the same ownership structure of Vicunha Siderurgia, and financial transactions with this bank are limited to transactions in current account and financial investments in fixed income.

The balances of transactions between the Company and these entities are shown as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

I) Assets and liabilities

	Assets			Liabilities
Companies	Banks / Marketable Securities	Accounts Receivable	Total	Actuarial Liabilities	Accounts Payable	Total
CBS Previdência				367,839		367,839
Fundação CSN		1,504	1,504		320	320
Banco Fibra	72		72
Usiminas		16,188	16,188		2,146	2,146
Panatlântica		22,247	22,247
Total on 9/30/2011	72	39,939	40,011	367,839	2,466	370,305
Total on 12/31/2010	86	25,881	25,967	367,839	16,133	383,972

ii) Results

	Income		Expenses
Companies	Sales / Interest Income	Total	Pension Fund Expenses	Purchases / Other Expenses	Total
CBS Previdência			46,840		46,840
Fundação CSN				1,513	1,513
Banco Fibra	35	35
Usiminas	243,111	243,111		7,856	7,856
Panatlântica	198,908	198,908
Total on 9/30/2011	442,054	442,054	46,840	9,369	56,209
Total on 9/30/2010	29,170	29,170	59,446	1,402	60,848

e) Key management personnel

Key management personnel are responsible for planning, directing and controlling the Company’s activities and include the members of the Board of Directors and statutory directors. Below, information on compensation for the period ended on September 30;

	9/30/2011	9/30/2010
	Results	Results
Short-term benefits for employees and Management	4,284	1,738
Post-employment benefits	23	21
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	4,308	1,759

n/a – not applicable

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

f) Policy of investments and payment of interest on shareholders’ equity and distribution of dividends

On December 11, 2000, the CSN Board of Directors decided to adopt a profit sharing policy which will result in the full distribution (100% of available) net income to its shareholders, in compliance with Law 6,404/76, as amended by Law 9,457/97, provided that the following priorities are preserved, irrespective of their order: (i) business strategy; (ii) compliance with liabilities; (iii) execution of the necessary investments; and (iv) maintenance of the Company’s good financial standing.

5.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	9/30/2011	12/31/2010	9/30/2011	12/31/2010
Current assets
Cash and cash equivalents
Cash and banks	128,714	156,580	12,841	14,033

Marketable securities
In Brazil:
Exclusive investment funds			2,220,174
Investment funds (*)			992,761
Government bonds	1,334,729	477,529
Fixed income investments and debentures (**)	2,735,926	2,134,364	54,911	93,062
	4,070,655	2,611,893	3,267,846	93,062
Abroad:
Time deposits	11,435,795	7,470,805	4,883	1,202
Total marketable securities	15,506,450	10,082,698	3,272,729	94,264

Cash and cash equivalents	15,635,164	10,239,278	3,285,570	108,297

The available financial funds in the parent company and subsidiaries established in Brazil are primarily invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to government and corporate bonds, with immediate liquidity. Additionally, a significant portion of the financial funds of the Company and its subsidiaries abroad is invested in Time Deposits with first-tier banks.

The exclusive investment funds, managed by BTG Pactual Serviços Financeiros S.A DTVM, and its assets, are accountable for possible losses in investments and operations carried out. The fund quotaholders may be called to secure the shareholders’ equity in the event of losses resulting from interest rate, exchange rate or other financial asset variations.

(*) Investment funds: “Vértice” investment fund portfolio is managed by Federal Savings Bank (CEF).

(**) Fixed income: financial investments in the amount of R$2,664,701 in the consolidated and R$54,911 in the parent company, backed by Bank Deposit Certificates, with remuneration based on the variation of Interbank Deposit Certificates  (CDI).

Debentures: Investments totaling R$71,225 consolidated from jointly-owned subsidiary MRS, with remuneration based on the variation of CDI.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

6.     TRADE ACCOUNTS RECEIVABLE

		Consolidated		Parent Company
	9/30/2011	12/31/2010	9/30/2011	12/31/2010
Trade accounts receivable
Third parties
Domestic market	884,822	846,507	515,778	577,589
Foreign market	882,862	530,356	11,755	14,948
Doubtful debt allowance	(126,776)	(117,402)	(104,881)	(99,023)
	1,640,908	1,259,461	422,652	493,514
Related parties (Note 4 - b and c)			1,604,337	861,677
	1,640,908	1,259,461	2,026,989	1,355,191

Other accounts receivable
Dividends receivable (Note 4 - b and c)			217,578	622,544
Loans to jointly-owned subsidiaries	11,422	17,318	185,615	164,210
Other receivables	65,208	90,980	32,461	39,027
	76,630	108,298	435,654	825,781
	1,717,538	1,367,759	2,462,643	2,180,972

In order to meet the needs of some customers in the domestic market related to an extension of steel payment terms, in common agreement with CSN’s internal commercial policy and the maintenance of its short-term receivables (up to 14 days). as requested by the customer, loan granting operations without co-obligation are negotiated between the customer and common banks, where CSN grants trade bills/notes issued by it to common banks.

Due to the characteristics of the transactions for assignment of receivable without co-obligation, CSN, after granting client trade bills/notes and receiving funds from closing each operation, settles accounts receivable and fully releases itself from the operation credit risks.

This arrangement amounts to R$264,317 on September 30, 2011 (R$247,680 on December 31, 2010), less trade accounts receivable.

 The changes in the provision for losses on the company´s trade accounts receivable are as follow:

		Consolidated		Parent Company
	9/30/2011	12/31/2010	9/30/2011	12/31/2010
Opening balance	(117,402)	(164,077)	(99,023)	(107,558)
Allowance for losses on trade accounts receivable	(2,535)	(7,439)	(4,114)	(8,535)
Receivables recovered (reversed)	(6,839)	54,114	(1,744)	17,070
Closing balance	(126,776)	(117,402)	(104,881)	(99,023)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

7.     INVENTORY

	Consolidated		Parent Company
	9/30/2011	12/31/2010	9/30/2011	12/31/2010
Finished products	941,498	1,016,594	667,068	783,556
Work in process	694,714	588,723	620,584	550,824
Raw materials	1,111,964	656,286	937,043	534,514
Supplies	1,002,459	864,205	824,385	737,407
Ore	271,712	313,716	130,078	179,543
Allowance for losses	(94,921)	(83,738)	(90,203)	(79,131)
	3,927,426	3,355,786	3,088,955	2,706,713

Provisions have been recognized for certain items considered as obsolete or slow-moving.

On September 30, 2011, the Company had iron ore noncurrent inventory amounting to R$144,483, classified in other noncurrent assets (R$130,341 on December 31, 2010).

8.     OTHER CURRENT ASSETS

The group of other current assets is comprised as follows:

		Consolidated	Parent Company
	9/30/2011	12/31/2010	9/30/2011	12/31/2010
Prepaid taxes	156,342	89,596	104,064	7,129
Margin required for financial instruments (Note 16 V)	390,874	254,485
Unrealized gains with derivatives (Note 16)	89,527		367,592	254,231
Prepaid expenses	28,538	12,997	22,725	4,189
	665,281	357,078	494,381	265,549

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

9.     INCOME TAXES

(a)   Income tax and social contribution (IR and CSLL) recognized in the income statement:

The income tax and social contribution recognized in the income statement for the period are as follows:

				Consolidated
	Nine-month period ended on		Three-month period ended on
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
(Expenses)/revenue with income and social contribution taxes
Current	(116,519)	(248,866)	(18,615)	(195,696)
Deferred	(185,940)	(255,615)	120,556	(98,829)
	(302,459)	(504,481)	101,941	(294,525)

				Parent Company
	Nine-month period ended on		Three-month period ended on
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
(Expenses)/revenue with income and social contribution taxes
Current	12,629	(95,761)	20,404	(92,090)
Deferred	(25,775)	(124,612)	175,748	(65,547)
	(13,146)	(220,373)	196,152	(157,637)

The reconciliation of income and social contribution taxes expenses and income of the parent company and consolidated and the effective IR and CSLL rates are shown as follows:

				Consolidated
	Nine-month period ended on		Three-month period ended on
Profit before tax and social contribution	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Income before income and social contribution taxes	3,152,546	2,570,336	995,289	1,032,796
Tax	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(1,071,866)	(873,914)	(338,398)	(351,150)
Adjustments to reflect effective rate:
Benefit of interest on shareholders' equity		90,988	(74,352)	30,329
Equity in the earnings of subsidiaries at different rates or which are not taxable	946,703	176,429	516,438	9,365
Tax incentives	14,510	32,028	12,131	4,720
Adjustments from installment payment of Law 11,941 and MP 470	(19,630)	116,464	(35,934)	8,849
Sale of securities	(186,700)		(217)	-
Other permanent exclusions (additions)	14,524	(46,476)	22,273	3,362
Income and social contribution taxes on income for the period	(302,459)	(504,481)	101,941	(294,525)
Effective rate	10%	20%	-10%	29%

				Parent Company
	Nine-month period ended on		Three-month period ended on
Profit before tax and social contribution	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Income before income and social contribution taxes	2,887,336	2,285,451	922,035	895,009
Tax	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(981,694)	(777,053)	(313,492)	(304,303)
Adjustments to reflect effective rate:
Benefit of interest on shareholders' equity		90,988	(74,352)	30,329
Equity in the earnings of subsidiaries at different rates or which are not taxable	1,080,514	388,562	555,696	110,695
Tax incentives	14,510	32,028	12,855	4,720
Adjustments from installment payment of Law 11,941 and MP 470	(16,088)	91,907	(32,176)	-
Sale of securities	(123,053)		23,875	-
Other permanent exclusions (additions)	12,665	(46,805)	23,746	922
Income and social contribution taxes on income for the period	(13,146)	(220,373)	196,152	(157,637)
Effective rate	0.5%	10%	-21%	18%

(b)   Deferred income tax and social contribution:

Deferred income and social contribution taxes are recognized in order to reflect future tax effects attributable to temporary differences between the tax base of assets, liabilities and the respective book value.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

		Consolidated		Parent Company
	9/30/2011	12/31/2010	9/30/2011	12/31/2010
Deferred assets
Income tax carryfoward	458,213	4,944	456,098
Social contribution losses	164,932	1,871	164,079
Temporary differences	861,604	1,586,126	357,435	854,437
- Provision for contingencies	258,642	298,708	240,397	276,098
- Provision for losses in assets	42,502	40,345	21,702	22,342
- Provision for inventory losses	30,962	26,011	29,424	25,660
- Provision for gains/losses in financial instruments and exchange variation	(46,422)	183,169	(46,010)	116,753
- Provision for interest on shareholders' equity		121,351		121,351
- Provision for long-term sales	1,221	1,221	1,221	1,221
- Provision for consumptions and services	73,828	43,828	42,288	31,371
- Allowance for losses on trade accounts receivable	36,279	146,865	34,967	144,732
- Provision for payments of private pension plans		7,012
- Goodwill on merger	424,292	599,730	26,749	36,780
- Others	40,300	117,886	6,697	78,129
Non-current assets	1,484,749	1,592,941	977,612	854,437

Deferred liabilities
- Business combinations (PPA)	58,074
- Other	1,935
Non-current liabilities	60,009

Some companies of the group recorded tax credits on income and social contribution taxes loss carryforwards that are not subject to statute of limitations based on the history of profitability and on the expectations of future taxable income determined in technical valuation approved by Management.

In July 2010, the Company adhered to the Tax Recovery Program – REFIS and chose to offset part of the tax loss balance as of December 31, 2009 and portion B (temporary differences) of the tax accounting ledger (LALUR) from the credits deriving from income and social contribution taxes loss carryforwards in the amount of R$110,192 and R$39,669, respectively, with the last four installments of the tax recovery program, debit modality pursuant to Provisional Measure 470/09 paid in 12 months, according to the applicable legislation.

As deferred tax assets are subject to various material aspects that might change realization projections, the book value of deferred tax assets is reviewed quarterly and projections are reviewed annually. These studies indicate the realization of these tax assets within the term established by CVM Instruction 273 and within the 30% limit of the taxable income.

Some of CSN’s subsidiaries have tax credits amounting to R$645,680 and R$199,766 of income and social contribution taxes losses carryforwards, for which no deferred tax was recorded, of which R$15,969 expire in 2011, R$54 in 2012, R$9,605 in 2013, R$672 in 2014, R$27,616 in 2015 and R$47,039 in 2025. The remaining tax credits refer to domestic companies, thus, these do not expire.

The tax credit on goodwill of Nacional Minérios S.A., resulting from the merger of Big Jump in July 2009, was R$1,391,858. Up to September 30, 2011, R$603,139 (R$394,360 until 2010) was realized, and R$788,719 remains to be realized by 2014. From 2011 to 2013 this realization will be R$69,593 for 2011, R$278,372 for 2012 and 2013 and in the last year, in 2014, the benefit will be R$162,382.

Undistributed profits related to the Company’s foreign subsidiaries were invested and continued to be invested in its operations. These undistributed profits related to the Company’s foreign subsidiaries amounted to R$6,325,863 on September 30, 2011. If circumstances change and the tax authorities position when applying treaties to avoid double taxation to prevail at courts, these undistributed profits may trigger a tax obligation of R$1,671,079.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

(c)   Income tax recognized in equity:

Income and social contribution taxes directly recognized in shareholders´ equity are shown below:

		Consolidated		Parent Company
	9/30/2011	12/31/2010	9/30/2011	12/31/2010
(Losses)/gains from income and social contribution taxes
Actuarial gains and losses	125,065	125,065	125,065	125,065
Available for sale financial instruments	109,724	75,522	109,724	11,242
Investments in foreign operations	425,510	433,297	425,510	433,297

(d)   Tax incentives

The Company benefits from tax incentives of income tax based on prevailing laws, such as: Employee Meal Program, Rouanet Law, Tax Incentives from Audiovisual Activities, Child and Teenager Rights Funds and Incentive to Sports and Sports for the Disabled Projects. On September 30, 2011, they amounted to R$1,914 (on September 30, 2010, the Company did not benefit from these tax incentives).

10.   OTHER NONCURRENT ASSETS

Other non-current assets are broken down as follows:

	Consolidated		Parent Company
	9/30/2011	12/31/2010	9/30/2011	12/31/2010
Judicial deposits (Note 20)	1,807,604	2,774,706	1,728,947	2,704,026
Recoverable Taxes(*)	220,525	247,910	101,117	122,868
Prepaid expenses	117,181	115,755	25,305	27,540
Others	298,535	283,478	178,837	172,202
	2,443,845	3,421,849	2,034,206	3,026,636

(*) This mainly refers to PIS/COFINS and ICMS on the acquisition of property, plant and equipment, which will be recovered during a 48-month period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

11.   INVESTMENTS

a)     Direct interest in subsidiaries and jointly-owned subsidiaries

							9/30/2011	9/30/2010				12/31/2010
Companies				Net				Net
	Number of shares		%	income				income	%
	(in units)		Direct	(loss)			Shareholders'	(loss)	Direct			Shareholders'
	Common	Preferred	interest	for the period	Assets	Liabilities	equity	for the period	interest	Assets	Liabilities	equity
Cia. Metalic Nordeste	92,293,156		100.00	8,951	159,244	45,057	114,187	12,510	100.00	153,707	48,472	105,235
INAL Nordeste (*)			100.00	(3,595)				(3,188)	100.00	41,926	11,524	30,402
CSN Aços Longos (**)			100.00	(334)				(3,394)	100.00	529,833	265,516	264,317
GalvaSud			100.00					8,424
CSN Steel	1,204,072,527		100.00	386,143	3,969,081	230,202	3,738,879	(199,623)	100.00	3,450,038	99,293	3,350,745
CSN Metals	256,951,582		100.00	145,269	1,119,499	6,624	1,112,875	(35,035)	100.00	972,894	5,905	966,989
CSN Americas	151,877,946		100.00	476,156	1,293,696	5,444	1,288,252	132,285	100.00	964,271	4,857	959,414
CSN Minerals	131,649,926		100.00	1,478,843	2,592,591	8,055	2,584,536	191,849	100.00	1,649,792	4,463	1,645,329
CSN Export Europe	35,924,748		100.00	329,341	785,953	112,468	673,485	111,960	100.00	499,857	155,713	344,144
Companhia Metalúrgica Prada	3,444,661		100.00	(204,095)	545,740	328,684	217,056	(18,122)	100.00	609,133	170,423	438,710
CSN Islands VII	20,001,000		100.00	497	391,095	364,200	26,895	(3,222)	100.00	254,706	227,013	27,693
CSN Islands VIII	1,000		100.00	(10,615)	1,458,177	1,421,151	37,026	60,509	100.00	1,224,853	1,178,529	46,324
CSN Islands IX	3,000,000		100.00	1,505	758,653	757,370	1,283	(2,667)	100.00	698,345	698,567	(222)
CSN Islands X	1,000		100.00	(4,569)	71	40,202	(40,131)	(1,456)	100.00	92	35,645	(35,553)
CSN Islands XI	50,000		100.00	1,368	1,398,429	1,391,406	7,023	(5,236)	100.00	1,277,555	1,271,521	6,034
CSN Islands XII	1,540		100.00	(85,764)	1,740,216	1,852,577	(112,361)	(2,121)	100.00	1,634,731	1,663,926	(29,195)
Tangua	10		100.00	2,451	23,628	-	23,628	5,860	100.00	21,228	39	21,189
International Investment Fund	50,000		100.00	21,610	166,488	23,755	142,733	11,354	100.00	141,852	20,724	121,128
MRS Logística	188,332,687	151,667,313	23.00	402,493	5,049,400	2,746,786	2,302,614	376,453	23.00	4,804,343	2,784,495	2,019,848
Transnordestina Logística	1,474,520,512	728,683,109	66.00	(39,913)	3,531,668	2,158,911	1,372,757	2,569	76.00	2,801,908	1,995,861	806,047
Sepetiba Tecon	254,015,053		100.00	25,235	239,903	37,702	202,201	21,361	100.00	293,264	105,350	187,914
Itá Energética	520,219,172		49.00	46,261	821,395	178,219	643,176	34,208	49.00	852,239	255,324	596,915
CSN Energia	26,123		100.00	(1,240)	20,379	3,689	16,690	399	100.00	17,929	(1)	17,930
Estanho de Rondônia - ERSA	34,236,307		100.00	15,993	41,470	7,340	34,130	2,662	100.00	27,684	9,548	18,136
Congonhas Minérios	64,610,863		100.00	(16,788)	2,087,690	2,083,119	4,571	(7,483)	100.00	2,035,285	2,013,926	21,359
Mineração Nacional	1,000,000		100.00	62	1,115	18	1,097	33	100.00	1,048	2	1,046
Nacional Minérios	475,067,405		60.00	1,707,976	13,700,723	1,119,328	12,581,395	1,286,844	60.00	13,688,670	2,934,166	10,754,504
CSN Cimentos	854,313,855		100.00	(4,784)	1,139,477	885,287	254,190	7,047	100.00	1,217,313	854,590	362,723
Florestal Nacional	1,000,000		100.00	(51,638)	458,385	670,741	(212,356)	(10,245)	100.00	449,901	525,806	(75,905)

(*) Merged on May 30, 2011

(**) Merged on January 28, 2011

The number of shares, the amounts of income/loss for the period and shareholders' equity refer to 100% of the companies’ income.

b)     Investment breakdown

	9/30/2011	12/31/2010
Opening balance of investments	17,023,295	13,860,165
Opening balance of provision for losses	(140,875)	(51,246)
Capital increase/acquisition of shares	1,825,784	2,430,965
Dividends	(34,859)	(622,544)
Equity in results of affiliated companies	3,643,571	1,438,170
Comprehensive income (loss) (*)	(1,047,892)	(161,036)
Merger of subsidiary (**)	(290,789)
Others	2,714	(12,054)
Closing balance of investments	21,345,797	17,023,295
Closing balance of provision for losses	(364,848)	(140,875)

(*) Refers to mark-to-market of investments classified as available for sale and conversion to reporting currency and, as described in Note 11.e, the Company sold its interest in Riversdale;

(**) Merger of CSN Aços Longos and Inal Nordeste on January 28, 2011 and May 30, 2011, respectively.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

c)     Additional information on the main operating subsidiaries

•       CIA. METALIC NORDESTE

The Company, with its head office located in Maracanaú, State of Ceará, has as its main corporate purpose the manufacturing of metallic packaging destined to the beverage industry.

Its operating unit is one of the world’s most modern facilities, with two different production lines: the can production line, whose raw material is tin-coated steel, supplied by the parent company, and the lid production line, whose raw material is aluminum.

Its production is mainly geared towards the Brazilian northern and northeastern markets, with the surplus production of lids sold abroad.

•       INAL NORDESTE

Based in Camaçari, State of Bahia, the company’s main purpose is to reprocess and distribute CSN’s steel products, operating as a service and distribution center in the Northeast region of the country.

On May 30, 2011, CSN merged the subsidiary Inal Nordeste.

•       CSN AÇOS LONGOS

Established in Volta Redonda in the state of Rio de Janeiro, it aims to manufacture and sell rolled long steel, except tubes.

In October 2, 2009, the Company started the construction of the plant, which is expected to become operational in 2012.

On January 28, 2011, CSN Aços Longos was merged into CSN. The merger resulted in the optimization of processes, reduction and streamlining of administrative expenses, especially of managerial nature, due to the concentration into a single organizational structure of all commercial, operating and administrative activities of its companies.

•       COMPANHIA METALÚRGICA PRADA

Packages

In the market since 1936, Companhia Metalúrgica Prada operates in the metallic steel packages segment, manufacturing the best and safest cans, buckets and aerosol containers, serving the chemical and food segments, supplying lithography packages and services to the main companies in the market.

In its three production units – São Paulo, Pelotas and Uberlândia – Prada produces more than 1 billion steel cans per year, a performance achieved due to a combination of attributes present in the company’s path since its foundation.

On July 12, 2011 Companhia Metalúrgica Prada, increased the capital of Companhia Brasileira de Latas ("CBL"), through the capitalization of debentures and other receivables. Companhia Metalúrgica Prada now owns CBL, through an interest corresponding to 59.17% of its voting capital.

Distribution

The distribution unit processes and distributes flat steel with a diversified line of products. It supplies coils, rolls, plates, strips, blanks, metallic sheets, shapes, tubes and tiles, among other products to the most different industries - from automotive to civil construction. Materials produced by Distribution unit are made from hot- and cold-rolled coils, hot-dip galvanized, tin plate, chrome-plated steel, uncoated, pre-painted and galvalume. Distribution unit also specializes in providing steel processing service, meeting the demand of many Brazilian companies.

Companhia Brasileira de Latas produces metallic steel packages for the chemical and food segments, supplying packages to the main companies in the market.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

•       SEPETIBA TECON

This company´s objective is to manage the #1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which concession was granted to MRS Logística. Services agreement covers the handling and warehousing operation of containers, vehicles, steel products, among other containers washing and sanitation products and services.

Sepetiba Tecon won the auction that occurred on September 3, 1998 for the takeover of the terminal concession. This concession allows the management of the aforementioned terminal for 25 years, renewable for another term of 25 years.

When this concession expires, all the rights and privileges transferred to Tecon will return to the federal government, together with Tecon’s assets and those resulting from its investments in leased properties, declared reversible by the federal government, as they are deemed necessary to carry on the services granted. The reversible assets will be indemnified by the federal government by the residual value of their cost, verified in Tecon’s accounting records, which considers accumulated depreciation.

•       CSN ENERGIA

Its main purpose is to distribute and trade the surplus electric power generated by CSN and by companies, consortiums or other entities in which Company holds an interest.

•       TRANSNORDESTINA LOGÍSTICA

Transnordestina has as its main purpose the exploration and development of the public rail cargo transport service for the Northeast network in Brazil.

On December 31, 2008, the Company’s ownership interest in Transnordestina Logística S.A. (“TLSA”)’s capital stock was 84.49%. Currently, TLSA is a CSN’s subsidiary, consolidated in the Company’s financial statements since December 2009, when CSN reached an interest of 84.97% in its capital stock, corresponding to 740,372,383 common shares.  TLSA consolidation in the Company’s financial statements resulted from capital increases made by CSN during 2009 and which were not followed by shareholder Taquari Participações S.A. In that same year, Fundo de Investimentos do Nordeste – FINOR subscribed 45,513,333 new preferred shares, and at the end of 2009 holds 5.22% of TLSA’s capital stock.

In 2010, FINOR transferred its 45,513,333 preferred shares to CSN and thereafter subscribed other 61,286,145 new preferred shares which were subsequently transferred to BNDES and BNDESPAR, and its ownership interest was zeroed at the end of that same year.

On December 31, 2010, the Company had a total amount of 914,636,803 common shares and 45,513,333 preferred shares corresponding to 76.45% of TLSA’s capital stock.

On June 30, 2011, the interest in TLSA’s capital stock was 82.91% in view of the capital increase approved on February 28, 2011 when the Company subscribed another 474,520,512 new common shares issued by Transnordestina.

On July 2011, VALEC subscribed 257,187,500 preferred shares and, in August 2011, FINOR subscribed 132,121,430 preferred shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

From July to September 2011, FINOR paid up 215,631,956 preferred shares and transferred 132,121,430 to certain Transnordestina’s shareholders, of which 22,671,464 were transferred to CSN.

On September 30, 2011, due to these changes in Transnordestina’s capital stock, CSN held a 66.15% interest in the capital stock of that company.

•       ESTANHO DE RONDÔNIA - ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other in the city of Ariquemes. The subsidiary’s mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operation from which metallic tin is obtained, which is the raw material used in UPV for the production of tin plates, is located in Ariquemes.

•       CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, it has the production and trading of cement as its corporate purpose. CSN Cimentos uses as one of its raw material the blast furnace slag from the pig iron production of the Presidente Vargas Steelworks. CSN Cimentos started to operate on May 14, 2009.

In early 2011, CSN Cimentos started producing clinker in its Arcos plant, in Minas Gerais.

d)     Additional information on indirect interest abroad

•       COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Americas.

•       LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year, Lusosider is the only Portuguese company in the steel industry to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company has in Paio Pires an installed capacity of around 550 thousand tons/year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Products manufactured by Lusosider may be used in the packaging industry, civil construction (pipes and metallic structures), and in home appliance components.

e)     Other investments

•       RIVERSDALE MINING LIMITED - Riversdale

On April 20, 2011, the Company adhered to the tender offer of Riversdale Mining Limited (“Riversdale”) shares conducted by Rio Tinto. Therefore, the Company sold 100% of its equity interest held in Riversdale’s capital stock, corresponding to 47,291,891 shares at the price of A$16.50 per share, totaling A$780,316.

•       PANATLÂNTICA

On January 5, 2010, the Company’s Board of Directors approved the acquisition of common shares representing 9.39% of the capital stock of Panatlântica S.A. (“Panatlântica”), a publicly-held company, headquartered in the city of Gravataí, state of Rio Grande do Sul, whose purpose is the industrialization, trade, imports, exports and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is measured at fair value.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

•       USIMINAS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS headquartered in Belo Horizonte, state of Minas Gerais, aims at exploring the steel industry and related industries. USIMINAS manufactures flat rolled steel at the Intendente Câmara and José Bonifácio de Andrada e Silva Plants, located in the city of Ipatinga, state of Minas Gerais, and in the city of Cubatão, state of São Paulo, respectively, destined to the domestic market and exports, and also owns and explores iron ore mines located in the city of Itaúna, state of Minas Gerais, aiming at meeting the production costs verticalization and optimization strategies. USIMINAS owns service and distribution centers in several regions of Brazil, besides the ports of Cubatão, state of São Paulo, and Praia Mole, state of Espírito Santo, strategic sites to ship its products.

On August 19, 2011, the Company’s interest was of 11.29% in the common shares and 15.15% in the preferred shares of Usiminas’ capital stock.

USIMINAS is listed at the São Paulo Stock Exchange (“Bovespa”: USIM3 and USIM5).

12.   INVESTMENTS IN JOINTLY-OWNED SUBSIDIARIES

The balance sheet and statement of income of companies whose control is shared are shown as follows. These amounts were consolidated in the Company’s financial statements, in accordance with the interest described in item (b) of Note 2.

			9/30/2011			12/31/2010
	Nacional Minérios (*)	MRS Logística	Itá Energética	Nacional Minérios	MRS Logística	Itá Energética
Current assets	4,271,392	1,001,874	95,354	3,937,574	1,034,466	82,817
Non-current assets	9,611,990	4,047,526	726,041	9,519,584	3,769,877	769,422
Long-term receivables	8,545,914	367,848	39,708	8,570,421	476,757	48,850
Investments PPE and intangible assets	1,066,076	3,679,678	686,333	949,163	3,293,120	720,572
Total assets	13,883,382	5,049,400	821,395	13,457,158	4,804,343	852,239

Current liabilities	799,594	1,012,408	96,515	1,273,436	1,015,234	115,454
Non-current liabilities	338,765	1,734,378	81,704	1,455,604	1,769,261	139,870
Shareholders' Equity	12,745,023	2,302,614	643,176	10,728,118	2,019,848	596,915
Total Liabilities and Shareholders' Equity	13,883,382	5,049,400	821,395	13,457,158	4,804,343	852,239

			9/30/2011			9/30/2010
	Nacional Minérios (*)	MRS Logística	Itá Energética	Nacional Minérios	MRS Logística	Itá Energética
Net revenue	2,912,712	2,121,954	180,760	1,874,791	1,766,505	166,427
Cost of products and services sold	(1,196,086)	(1,261,721)	(60,362)	(746,839)	(951,112)	(56,908)
Gross profit (loss)	1,716,626	860,233	120,398	1,127,952	815,393	109,519
Operating (expenses) income	(445,754)	(132,824)	(40,530)	(364,696)	(298,397)	(44,639)
Net financial result	753,433	(111,303)	(9,774)	765,376	55,536	(12,991)
Income (loss) before income and social contribution taxes	2,024,305	616,106	70,094	1,528,632	572,532	51,889
Current and deferred income and social contribution taxes	(316,329)	(213,613)	(23,833)	(243,237)	(196,079)	(17,681)
Net income (loss) for the period	1,707,976	402,493	46,261	1,285,394	376,453	34,208

(*) Refer to the consolidated balance sheet and income statement of Nacional Minérios S.A.

•       NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, state of Minas Gerais, NAMISA’s main purpose is the production, purchase and sale of iron ore and it sells its products mainly to the foreign market. Its main operations are developed in the municipalities of Congonhas, Ouro Preto, Itabirito and Rio Acima, state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro.

In December 2008, CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. to Big Jump Energy Participações S.A. ("Big Jump"), whose shareholders are the companies Posco and Brazil Japan Iron Ore Corp (Itochu Corporation, JFE Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel Ltd., Nisshin Steel Co. Ltd., Nippon Steel). Subsequently to this sale, Big Jump subscribed new shares, paying in cash the total of US$3,041,473 thousand, corresponding to R$7,286,154 thousand, R$6,707,886 thousand of which were recorded as goodwill in the share subscription.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Due to the new corporate structure of the jointly-owned subsidiary, in which Big Jump holds 40% and CSN 60% and, due to the shareholders’ agreement entered into between the parties, CSN consolidated it proportionally.

Such shareholders’ agreement provides that certain extreme deadlock situations among shareholders, not solved after mediation and negotiation procedures among executive officers of the parties, may entitle CSN to exercise the call option and Big Jump to exercise the put option related to Big Jump’s shareholding in Namisa.

Other agreements were executed to implement the partnership, among them the share purchase agreement and the long-term operating agreements between Namisa and CSN, provide for certain affirmative covenants, which if neither complied with nor remedied within estimated terms, in certain extreme situations, may entitle the aggrieved party to exercise the put option or the call option, where applicable, related to Big Jump’s interest in Namisa.

Continuing the restructuring process of Namisa, on July 30, 2009, the jointly-owned subsidiary merged its parent company Big Jump Energy Participações S.A. Now Posco and Brazil Japan Iron Corp. hold a direct interest of 39.99% in Namisa. This merger did not change CSN’s shareholding structure.

•       MRS LOGÍSTICA

The Company’s main purpose is to explore, by onerous concession, the public rail cargo transport service in the right of way of the Southeast network, located in the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte, of Rede Ferroviária Federal S.A. - RFFSA, privatized on September 20, 1996. In 2008, CSN capitalized in Namisa 10% of its interest in MRS, decreasing its direct interest from 32.93% to 22.93%.

In addition to this direct interest, the Company also holds an indirect interest of 6% through Nacional Minérios S.A. – Namisa, a proportionally consolidated company, and 4.34% through International Investment Fund.

MRS may also explore modal transportation services regarding the rail transport and take part in developments aiming at the extension of the rail transport services concession granted.

To provide the services which are the purpose of the concession obtained for a 30-year period, as from December 1, 1996, and renewable for another equal period at the exclusive discretion of the grantor, MRS leased from RFFSA, for the same period of the concession, the assets necessary to operate and maintain rail cargo transportation activities. When concession is extinguished, all the leased assets will be transferred to the possession of the railway operator designated in that same act.

•       ITÁ ENERGÉTICA S.A. - ITASA

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose entity (SPE) originally established for the construction of the Itá Hydroelectric Power Plant, the contracting of the supply of goods and services necessary to carry out the venture and to obtain financing through the offering of the corresponding guarantees.

Itasa holds a 60.5% interest in the Itá Consortium, which was created for the exploration of the Itá Hydroelectric Power Plant pursuant to the concession agreement of December 28, 1995, and its Addendum 1 dated July 31, 2000, entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.), granted by the Federal Government, by means of the Brazilian Agency for Electric Energy (ANEEL), to expire in October 2030.

In accordance with the terms provided for in the Consortium Agreement, Itasa is entitled to 60.5% of the average 668 MW, which corresponds to the energy project apportioned among the consortium holders, while the other consortium holder, Tractebel Energia S.A. (“Tractebel”), will receive the remaining 39.5%. From the Company’s average 404.14 MW, the average of 342.95 MW is sold to its shareholders at the ratio of their interest in the company, and the average of 61.19 MW is sold to the consortium holder Tractebel.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

•       CONSORTIUM OF THE IGARAPAVA HYDROELECTRIC POWER PLANT

The Igarapava Hydroelectric Power Plant is located in Rio Grande, 400 km from Belo Horizonte and 450 km from São Paulo, with an installed capacity of 210 MW, formed by 5 bulb-type generating units, and is considered a landmark for energy generation in Brazil.

Igarapava stands out for being the first Hydroelectric Power Plant built by a consortium of 5 large companies.

CSN holds 17.92% in the consortium, whose specific purpose is the distribution of electric energy, which is distributed according to the interest percentage of each company.

Property plant and equipment, net of depreciation, totaled R$32,043 on September 30, 2011 (R$32,919 on December 31, 2010) and the expense amount attributed to CSN totaled R$4,346 (R$5,791 on September 30, 2010).

13.   PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Work in process	Others (*)	Total
Cost of property, plant and equipment
Balance on December 31, 2010	175,792	1,411,645	9,415,617	129,434	4,515,806	1,237,812	16,886,106
Exchange variation effects	1,586	7,676	47,199	608	(171)	4,465	61,363
Merger of subsidiaries	3,325	21,973	285,380	1,469	4,116	7,535	323,798
Acquisitions					3,082,783		3,082,783
Disposals		(6,727)	(54,643)	(852)	(523)	(6,357)	(69,102)
Transfers to other category of assets	9,694	251,178	980,801	6,480	(1,542,203)	294,050
Write-off from supplies to internal consumption						(168,894)	(168,894)
Transfers to intangible assets					(6,923)	(2,621)	(9,544)
Acquisition through business combination						90,572	90,572
Others			41		(939)	(4,992)	(5,890)
Balance on September 30, 2011	190,397	1,685,745	10,674,395	137,139	6,051,946	1,451,570	20,191,192

Accumulated depreciation
Balance on December 31, 2010		(198,037)	(2,441,593)	(101,007)		(368,902)	(3,109,539)
Exchange variation effects		(3,502)	(30,372)	(437)		(2,126)	(36,437)
Merger of subsidiaries		(11,168)	(271,330)	(906)		(6,685)	(290,089)
Depreciation		(28,513)	(606,630)	(3,669)		(41,667)	(680,479)
Reversal of provision due to assets write-off						8,626	8,626
Disposals		7	25,393	838		5,748	31,986
Transfers to other category of assets		6,127	24,283	(43)		(30,367)
Transfers to intangible assets						2,237	2,237
Others		941	4,629	122		11,716	17,408
Balance on September 30, 2011		(234,145)	(3,295,620)	(105,102)		(421,420)	(4,056,287)

Net property, plant and equipment
On December 31, 2010	175,792	1,213,608	6,974,024	28,427	4,515,806	868,910	13,776,567
On September 30, 2011	190,397	1,451,600	7,378,775	32,037	6,051,946	1,030,150	16,134,905

							Parent Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Work in process	Others (*)	Total
Cost of property, plant and equipment
Balance on December 31, 2010	94,133	842,117	7,334,173	113,178	1,649,182	336,080	10,368,863
Merger of subsidiary (Note 10)	258	7,290	6,989	656	506,676	683	522,552
Acquisitions					1,483,936		1,483,936
Disposals			(32,628)	(850)	(523)	(4,702)	(38,703)
Transfers to other category of assets	6,028	43,061	651,281	4,264	(889,417)	184,783
Write-off from supplies to internal consumption					429	(167,308)	(166,879)
Transfers to intangible assets					(1,547)		(1,547)
Others			(19,868)	(3)	(748)	735	(19,884)
Balance on September 30, 2011	100,419	892,468	7,939,947	117,245	2,747,988	350,271	12,148,338

Accumulated depreciation
Balance on December 31, 2010		(75,291)	(1,682,516)	(91,225)		(87,415)	(1,936,447)
Merger of subsidiary (Note 10)		(626)	(1,647)	(78)		(136)	(2,487)
Depreciation		(17,086)	(520,510)	(2,860)		(8,437)	(548,893)
Reversal of provision due to assets write-off						8,626	8,626
Disposals			16,486	835		4,702	22,023
Transfers to other category of assets			3			(3)
Others			19,868	3		12	19,883
Balance on September 30, 2011		(93,003)	(2,168,316)	(93,325)		(82,651)	(2,437,295)

Net property, plant and equipment
On December 31, 2010	94,133	766,826	5,651,657	21,953	1,649,182	248,665	8,432,416
On September 30, 2011	100,419	799,465	5,771,631	23,920	2,747,988	267,620	9,711,043

(*) Consolidated amount refers to railway assets, such as yards, tracks and railway sleepers. Parent Company amounts also include leasehold improvements, vehicles, hardware, mines and fields and replacement storehouses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Below, the weighted average term of depreciation (years):

	Consolidated	Parent Company
Buildings	45	45
Machinery, equipment and facilities	15	15
Furniture and fixtures	10	10
Others	15	15

a)   Loan costs were capitalized in the amount of R$257,965 (R$156,048 on September 30, 2010) in the consolidated and R$185,221 (R$135,552 on September 30, 2010) in the parent company (see Note 25). Borrowing costs are attributed to mining, cement, long steel and Transnordestina projects, mainly relating to:(i)  Casa de Pedra expansion (ii) construction of the cement plant in the city of Volta Redonda (State of Rio de Janeiro) and of the clinker plant in the city of Arcos (State of Minas Gerais); (iii) construction of the long steel mill in the city of Volta Redonda (State of Rio de Janeiro) and(iv) extension of Transnordestina railroad, which will connect the countryside of the northeast region to the ports of Suape (State of Pernambuco) and Pecém (State of Ceará).

Below, the capitalization rates used in borrowing costs:

RATES
Specific projects	Non-specific projects
TJLP + 1.3% up to 3.2%	11.75%
UM006 + 2.7%

Depreciation, amortization and depletion additions in the period were distributed as follows:

				Consolidated
	Nine-month period ended on		Three-month period ended on
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Production cost	650,521	571,540	213,002	194,778
Selling expenses	5,333	4,868	1,791	1,653
General and administrative expenses	22,113	21,560	6,932	7,513
Other operating costs	14,947	8,849	3,764	2,956
	692,914	606,817	225,489	206,900

				Parent Company
	Nine-month period ended on		Three-month period ended on
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Production cost	528,039	453,444	169,070	154,702
Selling expenses	4,028	3,805	1,354	1,294
General and administrative expenses	5,327	6,096	1,891	2,161
Other operating costs	14,413	8,251	3,709	2,744
	551,807	471,596	176,024	160,901

b)   The Casa de Pedra mine is an asset owned by CSN, which has the exclusive right to explore such mine. Casa de Pedra mining activities are based on the “Manifesto Mina”, which grants to CSN full ownership over mine deposits existing within the boundaries of our property.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

On September 30, 2011 and December 31, 2010, the balance of Casa de Pedra’s net fixed assets was R$2,348,784 and R$2,167,378, respectively, mainly represented by works in progress amounting to R$1,032,910 and R$911,077. Up to September 30, 2011, the capitalized interest in Casa de Pedra fixed assets was R$67,381 (R$37,325 on September 30, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

14.   INTANGIBLE ASSETS

					Consolidated
	Goodwill	Intangible assets with definite useful life	Software	Others	Total
Acquisition cost
Balance on December 31, 2010	704,007	49,909	73,933	1,002	828,851
Exchange variation effect			706	94	800
Acquisitions			23	424	447
Acquisitions through business combinations (*)	142,844				142,844
Disposals			(732)	(489)	(1,221)
Transfer of long-term assets				5,059	5,059
Transfer of property, plant and equipment			9,544		9,544
Other changes			518		518
Balance on September 30, 2011	846,851	49,909	83,992	6,090	986,842

Amortization
Balance on December 31, 2010	(280,309)	(44,918)	(41,168)		(366,395)
Exchange variation effect			(700)		(700)
Amortization		(3,743)	(8,581)	(111)	(12,435)
Disposals			677		677
Impairment losses (*)	(60,861)				(60,861)
Transfer of long-term assets				(2,082)	(2,082)
Transfer of property, plant and equipment			(2,237)		(2,237)
Other changes			(536)	13	(523)
Balance on September 30, 2011	(341,170)	(48,661)	(52,545)	(2,180)	(444,556)

Net intangible assets
On December 31, 2010	423,698	4,991	32,765	1,002.00	462,456
On September 30, 2011	505,681	1,248	31,447	3,910	542,286

(*) Goodwill from expected future profitability, deriving from business combination between Prada Embalagens and CBL on July 12, 2011.

The recoverable value of a cash generating unit (“CGU”) is determined based on the economic valuation report prepared by independent appraisers. In view of this valuation, the impairment adjustment amounted to R$60,861 on July 12, 2011.

The concession intangible asset with definite useful life refers to the amount originally paid by shareholders, whose economic fundamentals were the expectation of future income from the concession right, recorded by the Company’s jointly-owned subsidiary. Amortization is calculated using the straight-line method for the concession period.

			Parent Company
	Concession	Software	Total
Acquisition cost
Balance on December 31, 2010	14,135	21,480	35,615
Transfer of property, plant and equipment		1,547	1,547
Balance on September 30, 2011	14,135	23,027	37,162

Amortization
Balance on December 31, 2010	(1,044)	(11,940)	(12,984)
Amortization		(2,914)	(2,914)
Balance on September 30, 2011	(1,044)	(14,854)	(15,898)

Net intangible assets
On December 31, 2010	13,091	9,540	22,631
On September 30, 2011	13,091	8,173	21,264

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

The software useful life term is 5 years. The annual depreciation rate is 20%.

Goodwill: The goodwill economic basis is the expected future profitability and, in accordance with the new pronouncements, these amounts are not amortized as of January 1, 2009, when they started to be subject only to impairment tests.

Goodwill on investments	Balance on 9/30/2011	Investor
Flat steel	13,091	CSN
Subtotal parent company	13,091
Mining	347,098	Namisa
Packages	145,492	CSN
Total consolidated	505,681

15.   LOANS, FINANCING AND DEBENTURES

				Consolidated		Parent Company
		Current liabiliteis		Non-current liabilities			Current liabilities		Non-current liabilities
	Rates (%)	9/30/2011	12/31/2010	9/30/2011	12/31/2010	Rates (%)	9/30/2011	12/31/2010	9/30/2011	12/31/2010
FOREIGN CURRENCY
Prepayment	1% up to 3.50%	435,370	473,255	1,324,042	1,840,269	1% up to 3.50%	435,370	473,485	1,324,042	2,006,889
Prepayment	3.51% up to 7.50%	253,772	138,210	771,477	522,116	3.51% up to 7.50%	262,918	372,519	2,675,575	1,454,688
Prepayment						7.51% up to 10.00%		15,596		366,564
Perpetual bonds	7.00%	2,524	2,268	1,854,400	1,666,200
Fixed Rate Notes	9.75%	32,480	4,546	1,019,920	916,410	4.142%	8,239	2,702	813,730	738,000
Fixed Rate Notes						5.65%	27,807	3,911	1,422,296	1,211,345
Fixed Rate Notes	6.50%	24,133	47,834	1,854,400	1,666,200	9.125%	33,561	7,349	1,112,640	999,720
Fixed Rate Notes	6.875%	2,390	23,626	1,390,800	1,249,650
Fixed Rate Notes	10.50%	15,453	32,074	741,760	666,480
Import financing	3.52% up to 6.00%	268	57,293		59,322	3.52% up to 6.00%	268	31,626		23,437
Import financing	6.01% up to 8.00%	30,588	16,849	27,488	24,396	6.01% up to 8.00%	7,027	16,849	7,241	24,396
CCB	1.54%	173,749				1.54%	173,749
BNDES/FINAME	Interest Rate Resolution 635/87 + 1.7% and 2.7%	24,261	20,085	43,145	55,256	Interest Rate Resolution 635/87 + 1.7% and 2.7%	21,810	17,875	39,289	50,148
Intercompany						Libor 6M + 2.25% and 2.26% and 3.9961%	537,350		117,886
Others	3.3% and 4.19% and 5.37% and CDI + 1.2%	70,764	85,790	139,978	103,587	Libor 6M + 2.56% and 1.47%	41,982	34,603	43,620	68,504
		1,065,752	901,830	9,167,410	8,769,886		1,550,081	976,515	7,556,319	6,943,691
DOMESTIC CURRENCY
BNDES/FINAME	TJLP + 1.5% up to 3.2%	347,676	308,968	1,820,422	1,907,596	TJLP + 1.5% up to 3.2%	216,690	196,176	829,907	910,961
Debentures	103.6 % and 110.8% CDI and 9.4% + IGPM and 1% + TJLP	656,251	41,750	2,343,612	1,760,846	103.6 % and 110.8 % CDI	642,338	26,755	1,150,000	600,000
Prepayment	104.8% and 109.5% CDI	190,117	64,216	4,956,557	3,400,000	104.8% and 109.5% CDI	94,984	38,266	2,900,000	1,400,000
CCB	112.5% CDI	110,954	1,354	7,200,000	3,000,000	112.5% CDI	110,954	1,354	7,200,000	3,000,000
Intercompany						100.5% up to 105.5% CDI	1,327,339	1,155,991
Others	100% IGPDI and 106% CDI and CDI + 0.29% and 5% and 14%	9,458	26,443	26,208	23,303	100% IGPDI	1,812	1,744	6,339	6,964
		1,314,456	442,731	16,346,799	10,091,745		2,394,117	1,420,286	12,086,246	5,917,925
Total loans and financing		2,380,208	1,344,561	25,514,209	18,861,631		3,944,198	2,396,801	19,642,565	12,861,616
Transaction costs		(31,545)	(35,929)	(159,180)	(80,816)		(25,725)	(30,454)	(126,096)	(44,614)
Total loans and financing + transaction costs		2,348,663	1,308,632	25,355,029	18,780,815		3,918,473	2,366,347	19,516,469	12,817,002

Export credit notes, which are classified as loans and financing balances with related parties of the parent company totaled R$2,229,961 on September 30, 2011 (R$2,080,721 on December 31, 2010), see Note 4.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

On September 30, 2011, funding transaction costs are as follows:

										Consolidated
	Short term	Long term
		2012	2013	2014	2015	2016	After 2016	Total	TJ (1)	TIR (2)
Fixed rate notes	4,050	1,033	4,132	3,431	3,065	2,178	7,122	20,961	6.5% up to 10%	6.75% up to 10.7%
BNDES	717	123	491	423	389	389	3,834	5,649	1.3% up to 1.7%	1.44% up to 7.39%
BNDES	1,578	394	1,578	315				2,287	2.2% up to 3.2%	7.59% up to 9.75%
Prepayment	8,245	2,022	8,245	6,583	2,296	2,219	3,573	24,938	109.50% and 110.79% CDI	10.08% up to 12.44%
Prepayment	509	170	509	509	509	509	346	2,552	2.37% and 3.24%	2.68% up to 4.04%
CCB	12,641	8,171	17,651	17,651	13,902	13,902	28,103	99,380	112.5% CDI	11.33% up to 14.82%
Others	3,805	605	427	427	427	427	1,100	3,413	110.8% and 103.6% CDI	12.59% and 13.27%
	31,545	12,518	33,033	29,339	20,588	19,624	44,078	159,180

										Parent Company
	Short term	Long term
		2012	2013	2014	2015	2016	After 2016	Total	TJ (1)	TIR (2)
Fixed rate notes	701	175	701					876	9.125%	10.01%
BNDES	307	77	307	239	204	204	2,244	3,275	1.30% up to 1.70%	1.44% up to 7.39%
BNDES	1,453	363	1,453	242				2,058	2.2% up to 3.2%	7.59% up to 9.75%
Prepayment	6,309	1,538	6,309	4,647	469	469	1,094	14,526	109.50% CDI	10.08%
Prepayment	509	170	509	509	509	509	346	2,552	2.37% and 3.24%	2.68% up to 4.04%
CCB	12,641	8,171	17,652	17,652	13,903	13,903	28,103	99,384	112.5% CDI	11.33% up to 14.82%
Others	3,805	605	427	427	427	427	1,112	3,425	110.8 and 103.6% CDI	12.59% and 13.27%
	25,725	11,099	27,358	23,716	15,512	15,512	32,899	126,096

(1)           TJ – contractual annual interest rate

(2)           TIR – annual internal rate of return

On September 30, 2011, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

		Consolidated		Parent Company
2012	686,944	3%	572,289	3%
2013	2,210,780	9%	2,550,503	13%
2014	1,973,776	8%	1,858,102	9%
2015	2,363,556	9%	2,278,744	12%
2016	2,382,254	9%	1,573,821	8%
After 2016	14,042,499	55%	10,809,106	55%
Perpetual bonds	1,854,400	7%
	25,514,209	100.0%	19,642,565	100.0%

In February 2011, the Company entered into a loan operation called “Operação de Crédito Especial Empresa – Grandes Corporações” or Corporate Loan Operation – Large Corporations with the Federal Savings Bank (CEF), by issuing a bank credit certificate of R$2 billion, whose final amortization maturity is 94 months. Interest is levied on this bank credit certificate corresponding to 112.5% of the OTC Clearing House (Cetip) Interbank Deposit Certificate (CDI) p.a. Interest will be paid quarterly in March, June, September and December.

In April 2011, the Company executed an Export Credit Note amounting to R$1.5 billion from Banco do Brasil to mature in April 2019. It bears interest corresponding to 110.8% of the Cetip CDI p.a., to be paid twice a year, in April and October Note.

In August 2011, the Company entered into a loan operation called “Operação de Crédito Especial Empresa – Grandes Corporações” or Corporate Loan Operation – Large Corporations with the Federal Savings Bank (CEF), by issuing a bank credit certificate of R$2.2 billion, whose final amortization maturity is 108 months. Interest is levied on this bank credit certificate corresponding to 112.5% of the Cetip CDI p.a. Interest will be paid quarterly in February, May, August and November.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

The guarantees provided for loans comprise fixed asset items, sureties, bank guarantees and securitization operations (exports), as shown in the following table and do not include the guarantees provided to subsidiaries and jointly-owned subsidiaries.

	9/30/2011	12/31/2010
Property, plant and equipment	47,985	47,985
Personal guarantee	259,351	74,488
Imports	14,536	21,820
Securitization (exports)	305,029	288,338
	626,901	432,631

The following table shows amortization and funding in the current period:

		Consolidated		Parent Company
	9/30/2011	12/31/2010	9/30/2011	12/31/2010
Opening balance	20,206,192	14,356,884	15,258,417	13,662,818
Funding	7,395,228	8,789,548	7,406,481	2,663,709
Amortization	(2,475,340)	(3,897,405)	(2,037,818)	(2,393,173)
Others (*)	2,768,337	957,165	2,959,683	1,325,063
Closing balance	27,894,417	20,206,192	23,586,763	15,258,417

(*) Including exchange and monetary variations.

Loan and financing agreements with certain financial institutions have some restrictive covenants usual in financial agreements in general and with which the Company was in compliance as of September 30, 2011.

•       DEBENTURES

i. Companhia Siderúrgica Nacional

4th issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit par value of R$10. These debentures were issued in the total issuance value of R$600,000. The proceedings were received on May 3, 2006.

Interest is charged on the par value of these debentures corresponding to 103.6% of the Cetip CDI, and the maturity of the principal is in February 1, 2012, with an early redemption option.

5th issue

As approved at the Board of Directors Meeting held on July 12, 2011, on July 20, 2011, the Company issued 115 non-convertible and unsecured debentures, in one single tranche, at the unit par value of R$10,000,000.00. These debentures were issued at the total amount of R$1,150,000. The proceedings were received on August 23, 2011.

Interest is charged on the par value of these debentures corresponding to 110.8% of the Cetip CDI p.a., and maturity is scheduled for July 20, 2019, with an early redemption option.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

ii. Transnordestina Logística

On March 10, 2010, Transnordestina Logística S.A., obtained from the Northeast Development Bank (FDNE), approval for the issue of the 1st series of its 1st Private Issue of debentures convertible into shares, totaling eight tranches amounting to R$2,672,400. The first, third and fourth tranches refer to funds to be invested in module Missão Velha – Salgueiro – Trindade and Salgueiro – Port of Suape, which also includes investments in Port of Suape and reconstruction of stretch Cabo – Porto Real de Colégio. The second, fifth and sixth tranches refer to funds to be invested in module Eliseu Martins – Trindade. The seventh and eighth tranches refer to funds to be invested in module Missão Velha – Pecém, which also includes investments in Port of Pecém. The second and third tranches were fully subscribed and paid-up as follows:

Issue	Tranches	Shareholders' Meeting	Number issued	Unit face value	Issue	Maturity	Charges	2010 Balance
1st	1st	02/08/10	336,647,184	R$ 1.00	3/10/10	10/3/27	TJLP + 0.85% p.a	336,647
1st	2nd	02/08/10	350,270,386	R$ 1.00	11/25/10	10/3/27	TJLP + 0.85% p.a	350,270
1st	3rd	02/08/10	338,035,512	R$ 1.00	12/1/10	10/3/27	TJLP + 0.85% p.a	338,036

16.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company holds financial instruments, mainly cash and cash equivalents, including financials investments, marketable securities, trade accounts receivable, trade payables and loans and financing.. In addition, the Company also holds derivative financial instruments, especially foreign exchange and interest rate swap.

Considering the nature of instruments, the fair value is determined by using market prices in Brazil and prices at Commodities and Futures Exchange. The amounts recorded in current assets and liabilities either have acid test ratio or are mostly due in three-month periods or less. Given the term and characteristics of these instruments, which are systematically renegotiated, book values are close to fair values.

•            Classification of financial instruments

Consolidated - R$ thousand					9/30/2011					12/31/2010
	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current assets			15,635,164		15,635,164			10,239,278		10,239,278
Cash and cash equivalents			1,640,908		1,640,908			1,259,461		1,259,461
Trade accounts receivable - net			390,874		390,874			254,485		254,485
Guarantee margin on financial instruments		89,527			89,527
Derivatives			28,332		28,332			22,644		22,644
Securitization reserve fund

Non-current assets			58,690		58,690.0			73,731		73,731.0
Other securities receivable	2,105,496				2,105,496	2,102,112				2,102,112
Investments			34,914		34,914			32,031		32,031
Securitization reserve fund			159,153		159,153			112,484		112,484
Marketable securities

Liabilities
Current liabilities				1,723,957	1,723,957.0				1,302,811	1,302,811.0
Loans and financing				656,251	656,251				41,750	41,750
Debentures		12,167			12,167		116,407			116,407
Derivatives				993,153	993,153				623,233	623,233
Trade accounts payable					-				164,799	164,799
Non-current liabilities				23,170,597	23,170,597				17,100,785	17,100,785.0
Loans and financing				2,343,612	2,343,612				1,760,846	1,760,846
Debentures							263			263
Derivatives							263			263

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Fair value measurement

Financial instruments recorded at their fair value require the disclosure of fair value measurement in three hierarchical levels:

•           Level 1: prices stated (unadjusted) in current markets for identical assets and liabilities

•           Level 2: Other information available, except for that of level 1, which is noticeable to assets or liabilities, directly (such as prices) or indirectly (resulting from prices).

•           Level 3: Not available information due to little or no market activity, which is significant to set assets fair value.

The table below shows financial instruments recorded at fair value, by level:

Consolidated - R$ thousand				9/30/2011				12/31/2010
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Financial assets available for sale
Derivatives		89,527		89,527

Non-current assets
Financial assets available for sale
Investments	2,105,496			2,105,496	2,102,112			2,102,112

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivatives		12,167		12,167		116,407		116,407

Non-current liabilities
Derivatives						263		263

II – Fair values of assets and liabilities compared to book value

Amounts that are accounted for in the quarterly financial information by their book value are substantially similar to those which would be reached in case they were traded in the market. Fair values of other noncurrent assets and liabilities are not significantly different from their book values, except for the amounts below.

The estimated fair value for consolidated noncurrent loans and financing was calculated at market rates in force, considering the nature, term and risks similar to those of registered contracts, compared below:

		9/30/2011		12/31/2010
	Book value	Market value	Book value	Market value
Perpetual bonds	1,856,924	1,818,803	1,668,468	1,663,701
Fixed Rate Notes	5,081,336	5,854,032	4,606,820	4,966,629

III – Investments in available-for-sale securities and measured at fair value through profit or loss

Includes investments in shares acquired in Brazil and abroad from first-tier companies rated by international rating agencies as investment grade, which are recorded in non-current assets and gains and eventual losses are recorded in shareholders’ equity, until the realization of these securities, or when an eventual impairment loss is deemed to exist.

Financial assets measured at fair value through profit or loss are recorded as current assets and gains and eventual losses are recorded as financial income and expenses respectively.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

IV –Policy for management for financial risk

The Company has and follows a risk management policy that provides guidance on the risks incurred by the Company. According to this policy, the nature and general position of financial risks is regularly monitored and managed with the purpose of evaluating results and the financial impact on cash flow. Credit limits and the quality of the counterparties’ hedge are also periodically revised.

The risk management policy was established by the Board of Directors. According to this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain the financial flexibility level.

Under the risk management policy, the Company manages some risks by using derivative instruments. The Company’s risk policy prohibits speculative negotiations and short sales.

•         Liquidity risk

Liquidity risk is the risk that the Company might not have sufficient cash to honor its financial commitments, due to term or volume mismatch between receipts and expected payments.

In order to manage cash liquidity in domestic and foreign currency, disbursement and future receipts assumptions were established and are monitored daily by Treasury. Payment schedules for long-term installments of loans, financings and debentures are presented in Note 15.

Below are the contracted financial liabilities maturities, including the payment of estimated interest.

					Consolidated
September 30, 2011 '	Less than 1 year	1 -2 years	2 - 5 years	Over 5 years	Total
Loans, financing and debentures	2,380,208	2,897,725	6,719,586	15,896,898	27,894,417
Derivative financial instruments	12,167				12,167
Trade accounts payable	993,153				993,153

December 31, 2010
Loans, financing and debentures	1,344,561	4,254,057	6,357,168	8,250,406	20,206,192
Derivative financial instruments	116,407	263			116,670
Trade accounts payable	623,233				623,233

•         Exchange rate risk

The Company evaluates its exposure to exchange rate risk by subtracting its liabilities from its assets in US dollar, Euro and Australian dollar, to measure its net exposure to exchange risk, which is effectively the exposure risk in foreign currency. Therefore, in addition to accounts receivable from exports and investments abroad that are economically natural hedge instruments, the Company evaluates and uses several financial instruments, such as derivative instruments (swap, dollar x real, euro x dollar and future exchange contracts) to manage its exposure to exchange rate variation risks of the real against other currencies.

•         Policies for the use of hedging derivatives

The Company’s financial policy reflects the liquidity parameters, credit and market risk approved by the Audit Committee and Board of Directors. The use of derivative instruments, with the purpose of preventing interest rate and foreign exchange rate fluctuations from having a negative impact on the Company’s balance sheet and statement of income, should comply with the same parameters. Pursuant to internal rules, this financial investment policy was approved and is managed by the Board of Executive Officers.

As a routine, the Board of Executive Officers presents and discusses, at the meetings of the Board of Executive Officers and Board of Directors, the Company’s financial positions. Pursuant to the Bylaws, significant amount operations require previous approval by the Company’s Management. The use of other derivative instruments is subject to prior approval by the Board of Directors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

In order to finance its activities, the Company often resorts to capital markets, either domestic or international ones, and due to the debt profile it seeks, part of the Company’s debt is pegged to foreign currency, mainly to the U.S. dollar, which motivates the Company to seek hedge for its indebtedness through derivative financial instruments.

In order to contract financial instruments and derivatives with the purpose of hedge in compliance with the structure of internal controls, the Company adopts the following policies:

•           continuous ascertainment of the exchange exposure, which occurs by means of the assessment of assets and liabilities exposed to foreign currency, within the following terms: (i) accounts receivable and payable in foreign currency; (ii) cash and cash equivalents and foreign currency-denominated debt, considering, inclusive, the maturity of assets and liabilities exposed to currency fluctuation;

•           presentation of the financial position and foreign exchange exposure, as a routine, at meetings of the Board of Executive Officers and of the Board of Directors which approve this hedging strategy;

•           contracting of hedge derivative operations only with first-tier banks, diluting the credit risk due to diversification of these banks;

The consolidated net exposure to the foreign exchange rate on September 30, 2011 is shown as follows:

			9/30/2011
Foreign exchange exposure	(Amounts in USD)	(Amounts in EUR)	(Amounts in AUD)
Cash and cash equivalents overseas	4,853,120	5,914	640,473
Margin of derivative guarantee	210,782
Trade accounts receivable - foreign market clients	252,610	44,503
Securitization reserve fund	34,106
Other assets	207,158	647
Total assets	5,557,776	51,064	640,473
Loans and financing	(5,488,492)
Trade accounts payable	(80,002)	(4,904)
Other liabilities	(55,202)
Total liabilities	(5,623,696)	(4,904)
Gross exposure	(65,920)	46,160	640,473
Notional value of contracted derivatives	351,221	(90,000)
Net exposure	285,301	(43,840)	640,473

The results obtained with these operations are in accordance with the policies and strategies defined by the Management.

•         Exchange swap transactions

The company carries out foreign exchange rate swap operations, aiming to protect its assets and liabilities of possible US dollar/Brazilian real fluctuations. This exchange swap protection provides the Company, through the contracted long position, FRA (Forward Rate Agreement) exchange coupon gain, which at the same time improves investment rates and reduces fundraising in the foreign market.

On September 30, 2011, the company held a foreign exchange rate swap long position of US$351,221 thousand  (US$1,249,529 thousand on December 31, 2010), where it receives, from the long position, exchange variation over 3.4541% per year on average (in 2010 exchange variation over 2.29% per year), and paid 100% of CDI in the exchange swap contract short position.

On September 30, 2011, the consolidated position of these contracts is as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

i)    Open transactions

						9/30/2011
	Notional value US$ thousand		Valuation (R$ thousand)		Fair (market) value (R$ thousand)	Amount receivable/ (payable) (R$ thousand)
Counterparties	2011	Operation maturity	Long position	Short position	2011	Amount receivable/ (payable)
Santander	19,981	4/1/12 to 1/2/15	35,154	(37,477)	(2,323)	(2,323)
Goldman Sachs	190,000	1/2/2015	360,227	(313,714)	46,513	46,513
HSBC	101,317	5/2/12 to 6/15/12	190,160	(171,906)	18,254	18,254
Itaú BBA	6,654	10/3/11 to 12/1/11	10,717	(12,031)	(1,314)	(1,314)
JP Morgan	13,308	11/1/11 to 3/1/12	21,313	(23,868)	(2,555)	(2,555)
Société Générale	19,961	6/1/2012	31,964	(34,514)	(2,550)	(2,550)
	351,221		649,535	(593,510)	56,025	56,025

The open transactions are recognized in the Company’s assets totaling R$65,264 and in liabilities of R$9,239, the net amount receivable is R$56,025 on September 30, 2011 (R$101,303 on December 31, 2010 recorded in liabilities) and its effects were recognized in the Company’s financial result as a loss in the amount of R$127,638 on September 30, 2011 (loss of R$164,346 on September 30, 2010).

ii)    Settled operations

	Notional value US$ thousand		Valuation - 2011 (R$ thousand)		Valuation - 2010 (R$ thousand)		Settled operations (R$ thousand)
Counterparties	2011	2010	Long position	Short position	Long position	Short position	Paid in 2011	Fair value in 2010	Effect in the 2011 income or loss
Deutsche Bank	2,352,000	265,000	3,809,284	(3,927,022)	443,143	(468,544)	(117,738)	(25,401)	(92,337)
Goldman Sachs	100,000	100,000	1,930,011	(1,958,378)	167,243	(173,031)	(28,367)	(5,788)	(22,579)
HSBC	1,843,000	223,000	3,022,397	(3,092,542)	372,794	(385,900)	(70,145)	(13,106)	(57,039)
Itaú BBA	802,981	459,981	1,332,895	(1,368,062)	768,708	(798,205)	(35,167)	(29,496)	(5,671)
Santander	241,635	116,635	404,500	(424,276)	195,890	(212,677)	(19,777)	(16,788)	(2,989)
Pactual	3,327	3,327	5,542	(9,050)	5,847	(8,573)	(3,507)	(2,725)	(782)
Société Générale	16,635	16,635	27,515	(40,077)	28,600	(38,897)	(12,562)	(10,297)	(2,266)
	5,359,578	1,184,578	10,532,144	(10,819,407)	1,982,225	(2,085,827)	(287,263)	(103,601)	(183,663)

In addition to the swaps above, the Company also entered into NDFs (Non Deliverable Forward) in Euros. Basically, the Company hedged in financial derivatives of its assets in Euros, from which it will receive the difference between the exchange variation in U.S. dollars observed in the period, multiplied by the notional value (long position) and pays the difference between the exchange variation in Euros observed in the period, over the notional value in Euros on the agreement date (short position). These are over-the-counter Brazilian market operations, and first-tier financial institutions are the counterparties, contracted within exclusive funds.

On September 30, 2011, the consolidated position of these agreements was as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

i)       Open transactions

					9/30/2011
	Notional value EUR thousand		Valuation - 2011 (R$ thousand)		Fair (market) value (R$ thousand)	Amount receivable/(payable) (R$ thousand)
Counterparties	2011	Operation maturity	Long position	Short position	2011	Amount receivable/(payable)
Itaú BBA	25,000	11/9/2011	66,727	(62,059)	4,668	4,668
Deutsche Bank	40,000	11/9/2011	106,819	(99,294)	7,525	7,525
Goldman Sachs	25,000	11/9/2011	66,787	(62,059)	4,728	4,728
	90,000		240,333	(223,412)	16,921	16,921

The open transactions are recognized in the Company’s assets totaling R$16,921 in 2011 and its effects were recognized in the Company’s financial result as gain totaling R$2,817 on September 30, 2011 (loss of R$10,337 on September 30, 2010).

ii)      Settled operations

	Notional value EUR thousand		Valuation - 2011 (R$ thousand)		Valuation - 2010 (R$ thousand)		Settled operations (R$ thousand)
Counterparties	2011	2010	Long position	Short position	Long position	Short position	Received/ paid in 2011	Fair value in 2010	Effect in the 2011 income or loss
Deutsche Bank	170,000	25,000	377,430	(387,990)	56,648	(55,707)	(10,561)	941	(11,502)
Goldman Sachs	115,000	50,000	260,431	(261,003)	113,295	(111,415)	(571)	1,880	(2,451)
HSBC	15,000	15,000	34,029	(33,412)	34,029	(33,424)	616	605	11
Itaú BBA	60,000		138,509	(138,670)			(161)		(161)
	360,000	90,000	810,399	(821,075)	203,972	(200,546)	(10,677)	3,426	(14,103)

•         Real-U.S. Dollar Commercial Exchange Rate Futures Contract

Real-U.S. Dollar Commercial Exchange Rate Futures Contracts seek to hedge foreign-denominated liabilities against the Real variation. The Company may buy or sell commercial U.S. dollar futures contracts on the Commodities and Futures Exchange (BM&F) to mitigate the foreign currency exposure of its US dollar-denominated liabilities. The terms of the Real-U.S. dollar exchange rate futures contract, including detailed explanation on the contracts’ terms and calculation of daily adjustments, are published by BM&F and disclosed on its website (www.bmf.com.br). In 2011, the Company did not contract U.S. dollar futures operations. Throughout 2010, the Company paid R$179,564 and received R$259,490 in adjustments, thus having a gain of R$79,926. Gains and losses from these contracts are directly related to the currency fluctuations.

•         Other Derivatives

The subsidiary Lusosider has derivative operations to hedge against Euro and US Dollar exposures. The notional value of this operation is US$73,872 and the outstanding long position of R$7,342 on September 30, 2011. On September 26, 2011, the subsidiary Tecon settled its derivative operations to hedge against Real exposure to Yen, whose notional value was JPY 2,390,398. The results of these operations on September 30, 2011 are consolidated in the Company’s financial result totaling gain of R$8,808 (gain of R$3,557 on September 30, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

•         Sensitivity analysis

For the consolidated foreign exchange operations with US Dollar fluctuation risk, based on the foreign exchange rate on September 30, 2011 of R$1.8544 per US$1.00, adjustments were estimated for five scenarios:

-  Probable scenario: foreign exchange swap operations considered the assumption of maintaining the fair values (at market) on September 30, 2011 and the 1.8970 future U.S. Dollar rate in the BM&F was used in the foreign exchange position to mature on November 1, 2011, as of September 30, 2011.

-  Scenario 1: (25% Real appreciation) R$/US$ parity of 1.3908;

-  Scenario 2: (50% Real appreciation) R$/US$ parity of 0.9272;

-  Scenario 3: (25% Real devaluation) R$/US$ parity of 2.31804;

-  Scenario 4: (50% Real devaluation) R$/US$ parity of 2.7816.

							9/30/2011
	Risk	Notional value (US$)	Probable scenario	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.8544	1.8970	1.3908	0.9272	2.3180	2.7816

Exchange swap	USD fluctuation	351,221	14,962	(162,826)	(325,652)	162,826	325,652

Exchange position - Functional currency BRL	USD fluctuation	(65,920)	(2,808)	30,561	61,121	(30,561)	(61,121)
(excluding exchange derivatives above)

Consolidated exchange position	USD fluctuation	285,301	12,154	(132,265)	(264,531)	132,265	264,531
(including exchange derivatives above)

For the consolidated foreign exchange operations with Euro fluctuation risk, based on the foreign exchange rate on September 30, 2011 of R$2.4938 per €$1.00, adjustments were estimated for five scenarios:

-  Probable scenario: foreign exchange swap operations considered the assumption of maintaining the fair values (at market) on September 30, 2011 and the 2.5450 future Euro rate in the BM&F was used in the foreign exchange position to mature on November 1, 2011, as of September 30, 2011.

-  Scenario 1: (25% Real appreciation) R$/Euro parity of 1.8704;

-  Scenario 2: (50% Real appreciation) R$/Euro parity of 1.2469;

-  Scenario 3: (25% Real devaluation) R$/Euro parity of 3.1173;

-  Scenario 4: (50% Real devaluation) R$/Euro parity of 3.7407.

							9/30/2011
	Risk	Notional value (EUR)	Probable scenario	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		2.4938	2.5450	1.8704	1.2469	3.1173	3.7407

Exchange swap	EURO fluctuation	(90,000)	(4,608)	56,111	112,221	(56,111)	(112,221)

Exchange position - Functional currency BRL	EURO fluctuation	46,160	2,363	(28,779)	(57,558)	28,779	57,558
(excluding exchange derivatives above)

Consolidated exchange position	EURO fluctuation	(43,840)	(2,245)	27,331	54,663	(27,331)	(54,663)
(including exchange derivatives above)

For the consolidated foreign exchange operations with Australian dollar fluctuation risk, based on the foreign exchange rate on September 30, 2011 of R$1.8069 per A$1.00, adjustments were estimated for five scenarios:

-  Probable scenario: foreign exchange swap operations considered the assumption of maintaining the fair values (at market) on September 30, 2011 and the 1.8340 future Australian dollar rate in the BM&F was used in the foreign exchange position to mature on November 1, 2011, as of September 30, 2011.

-  Scenario 1: (25% Real appreciation) R$/A$ parity of 1.3552;

-  Scenario 2: (50% Real appreciation) R$/A$ parity of 0.9035;

-  Scenario 3: (25% Real devaluation) R$/A$ parity of 2.2586;

-  Scenario 4: (50% Real devaluation) R$/A$ parity of 2.7104.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

							9/30/2011
	Risk	Notional value (AUD)	Probable scenario	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.8069	1.8340	1.3552	0.9035	2.2586	2.7104

Exchange position - Functional currency BRL	AUD fluctuation	640,473	17,357	(289,318)	(578,635)	289,318	578,635

Consolidated exchange position	AUD fluctuation	640,473	17,357	(289,318)	(578,635)	289,318	578,635

•         Interest rate risk

Short and long-term liabilities are indexed to floating interest and inflation rates. Due to this exposure, the Company maintains derivatives to better manage these risks.

•           Libor x CDI swap transactions

These transactions aim at hedging its liabilities indexed to the U.S. dollar Libor against fluctuations of Brazilian interest rates. The Company carried swap operations of its Libor-indexed liabilities bearing 1.25% p.a. interest rates over the notional amount in U.S. dollars (long position) and paid 96% of the Interbank Deposit Certificate – CDI over the reference amount in reais on the contracting date (short position). The reference value of this swap on September 30, 2011 is US$129,000 thousand, hedging an export prepayment operation of the same amount. Gains and losses deriving from this contract are directly related to the U.S. dollar fluctuations, Libor and CDI. This usually refers to operations on the Brazilian over-the-counter market having first-tier institution as counterparty.

On September 30, 2011, the position of contracts is the following:

a)      Open transactions

						9/30/2011
		Notional value (US$ thousand)	Valuation - 2011 (R$ thousand)		Fair (market) value (R$ thousand)	Amount payable (R$ thousand)
Settlement date	Counterparties	2011	Long position	Short position	2011	Amount payable
11/14/2011	CSFB	129,000	218,968	(221,896)	(2,928)	(2,928)

The net position of the aforementioned contracts is recorded in specific derivatives account as loss totaling R$2,928 on September 30, 2011 and their effects are recognized in the Company’s financial result as loss totaling R$16,337 (loss of R$13,694 on September 30, 2010).

b)      Settled transactions

		Notional value US$ thousand		Apreciation - 2011 (R$ thousand)		Apreciation - 2010 (R$ thousand)		Fair Value (Market) (R$ thousand)
Maturity	Counterparties	2011	2010	Long position	Short position	Long position	Short position	2011	2010	Amount paid
2/14/2011	CSFB	150,000	150,000	255,238	(260,757)	254,575	(257,584)	(5,519)	(3,009)	(2,510)
5/12/2011	CSFB	150,000	150,000	255,115	(260,545)			(5,430)		(5,430)
8/12/2011	CSFB	129,000	129,000	219,456	(224,925)			(5,469)		(5,469)
				729,809	(746,227)	254,575	(257,584)	(16,418)	(3,009)	(13,409)

•         Sensitivity analysis of interest rate swaps

The sensibility analysis is based on the assumption of maintaining as probable scenario the market values on September 30, 2011. The Company considered the scenarios below for the US$ Libor rates and CDI.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

							9/30/2011
	Notional (US$)	Risk	Probable	25%	50%	25%	50%
Libor interest rate vs CDI Swaps	129,000	(Libor) US$	(2,928)	(28,966)	(34,423)	28,966	34,423

•         Sensitivity analysis of interest rate

The Company considers the effects of a 5% increase or decrease of interest rates over its loans, financing and outstanding debentures on September 30, 2011, on the date of the consolidated quarterly financial information.

		Effects on results
	Initial rate (% p.a)	9/30/2011	9/30/2010
Changes in interest rates
TJLP	6.00	8,576	5,839
Libor	0.04	8,240	7,543
CDI	11.66	79,095	37,978

•         Share´s market price risks

The Company is exposed to the risk of changes in the price of shares due to the investments made and classified as available for sale.

The table below summarizes the impact of stock prices changes as provided in the scenarios below on shareholders’ equity in other comprehensive income.

				Consolidated
	Nine-month period ended		Three-month period ended
Other comprehensive income (loss)	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Net variation in fair value of financial instruments classified as available for sale	(446,890)	206,904	(322,763)	58,752

Investments in acquired shares of leading companies are traded at BOVESPA.

The sensitivity analysis is based on the assumption of maintaining as probable scenario the fair values on September 30, 2011. Therefore, there are no effects over the financial instruments classified as available for sale reported above. The Company considered the scenarios below for volatility of the shares.

-       Scenario 1: (25% appreciation of shares);

-       Scenario 2 (50% appreciation of shares);

-       Scenario 3 (25% devaluation of shares);

-       Scenario 4 (50% devaluation of shares):

	Impact on Equity
Companies	25%	50%	25%	50%
Usiminas	459,985	919,969	(459,985)	(919,969)
Panatlântica	2,662	5,324	(2,662)	(5,324)
	462,647	925,293	(462,647)	(925,293)

•           Credit risks

The exposure to the financial institutions credit risk observes the parameters set forth in the financial policy. The Company analyzes in detail the equity and financial positions of its customers and suppliers, by setting a credit limit and permanently monitoring their outstanding balance.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

In relation to financial investments, the Company only invests in institutions with low credit risk rated by rating agencies. As part of the funds are invested in government bonds, there is also the credit risk of the Brazilian government.

•           Capital Management

The Company manages its capital structure with a view to safeguarding its going concern capacity to offer return to shareholders and benefits to other stakeholders, besides maintaining an ideal capital structure to reduce this cost.

V – Guaranteed margin

The Company has guaranteed margin amounting to R$390,874 (R$254,485 on December 31, 2010); which is invested at the Deutsche Bank to guarantee the derivative financial instrument agreements, specially a swap between CSN Islands VIII and CSN. Additionally, the Company has a securitization reserve fund amounting to R$63,246 (R$54,675 on December 31, 2010) as set forth in the securitization program agreements.

17.   OTHER PAYABLES

Other payables classified under current and non-current liabilities are as follows:

				Current				Non-current
		Consolidated		Parent Company		Consolidated		Parent Company
	9/30/2011	12/31/2010	9/30/2011	12/31/2010	9/30/2011	12/31/2010	9/30/2011	12/31/2010
Amounts due to related parties	159,334	148,364	397,974	372,185	3,085,896	3,028,924	7,817,859	8,141,037
Unrealized losses on derivatives (Note 16 I)	12,167	116,407	1,662	3,010		263
Dividends and interest on shareholders' equity payable	3,940	631,344	1,375	630,051
Advances from customers	31,814	35,361	21,071	29,003
Taxes paid in installments	371,428	656,678	343,641	652,894	1,871,033	859,898	1,777,691	829,537
Other payable	305,453	266,798	119,574	223,848	174,264	178,350	115,322	136,996
	884,136	1,854,952	885,297	1,910,991	5,131,193	4,067,435	9,710,872	9,107,570

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

18.   GUARANTEES

The Company has the following liabilities with its subsidiaries and jointly-owned subsidiaries, for guarantees provided:

										In million
	Currency	Maturity	Borrowings		Tax collection lawsuits		Others		Total
			9/30/2011	12/31/2010	9/30/2011	12/31/2010	9/30/2011	12/31/2010	9/30/2011	12/31/2010

Transnordestina	R$	6/1/2010 to 5/8/2028	1,266,208	1,145,397			6,186	5,186	1,272,394	1,150,583
CSN Cimentos	R$	Indefinite	3,110		51,800	32,745		26,987	54,910	59,732
Prada	R$	Indefinite			9,958	9,958	740	740	10,698	10,698
Sepetiba Tecon	R$	Indefinite	215	1,465		15,000		61,519	215	77,984
Itá Energética	R$	9/15/2013	7,160	9,587					7,160	9,587
CSN Energia	R$	Indefinite			2,392	1,029	2,336	2,336	4,728	3,365
Congonhas Minérios	R$	5/21/2018	2,000,000	2,000,000					2,000,000	2,000,000
Total in R$			3,276,693	3,156,449	64,150	58,732	9,262	96,768	3,350,105	3,311,949

CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000
CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000
CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
Aços Longos	US$	12/31/2011		4,431						4,431
CSN Resources	US$	7/21/2020	1,000,000	1,000,000					1,000,000	1,000,000
Total in US$			3,700,000	3,704,431					3,700,000	3,704,431
Total in R$			6,861,280	6,172,323					6,861,280	6,172,323
			10,137,973	9,328,772	64,150	58,732	9,262	96,768	10,211,385	9,484,272

19.   TAXES PAYABLE IN INSTALLMENTS

a)      Tax recovery program (Refis)

•            Federal Refis

On November 26, 2009, CSN, its subsidiaries and jointly-owned subsidiaries adhered to the Federal Tax Repayment Program (REFIS) introduced by Law 11,941/09 and Provisional Measure 470/09, in order to settle their tax and social security obligations through a special payment and installment payment system. The adhesion to special tax programs reduced the amount payable of fines, interests and legal charges previously due.

The Management’s decision took into account the matters judged by higher courts, as well as the evaluation of its external advisors as to the possibility of a favorable court decision for the lawsuits in progress.

For debits recorded pursuant to Provisional Measure 470/09, these were paid in 12 installments as of November 2009. In July 2010, the Company chose to offset with the amounts of income and social contribution taxes loss carryforwards the last four installments of this tax recovery program, pursuant to the possibility set forth in the applicable legislation.

In November 2009 and February 2010, the debits payable pursuant to the installment payment program set forth by Law 11,941/09, already recognized through provisions, were reviewed based on the reductions in debits set forth in special programs, according to the waiver date of administrative appeals or legal proceedings. In 1Q10, those amounts corresponded to a negative effect before income and social contribution taxes of R$48,890 in the parent company and R$42,365 in the consolidated, which were recorded in other operating income and expenses and financial result (see Notes 24 and 25).

In June, 2011, the Group’s companies consolidated the debits payable pursuant to the tax program set forth by Law 11,941/09 under the 180-installment modality adjusted by the SELIC rate. As a result of the consolidation, the provision increased R$19,734 in the second quarter of 2011, recognized in the parent company under financial results and other expenses, before income and social contribution taxes as they related to interest and monetary adjustments on taxes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Judicial deposits linked to Refis and to the National Treasury Attorney General Office (PGFN) proceedings, the Company recognized the right to the surplus generated after application of the reductions provided by the payment in cash modality and advised that its utilization should follow the Normative Instruction of the Federal Revenue Service (RFB) no. 900/2008.

The position of debits from Refis, recorded in taxes paid in installments in current and non-current liabilities on September 30, 2011 was R$1,978,269 (R$1,410,062 on December 31, 2010) in the parent company and R$2,087,351 (R$1,444,207 on December 31, 2010) in the consolidated balance sheet.

20.   PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR AND CIVIL RISKS AND JUDICIAL DEPOSITS

Several proceedings involving actions and complaints of a number of issues are being challenged at the proper jurisdictions. The breakdown of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown as follows:

		9/30/2011		12/31/2010
	Judicial deposits	Provision	Judicial deposits	Provision
Social security and labor	101,381	187,312	78,302	183,141
Civil	25,557	59,912	38,646	54,613
Tax	1,152,668	60,620	847,301	67,427
Judicial deposits	31,431		43,856
	1,311,037	307,844	1,008,105	305,181
Legal obligations challenged in court:
Tax
IPI premium credit			1,227,892	1,227,892
CSLL credit on exports		8,764		401,916
Education allowance	36,189	33,121	36,189	33,121
CIDE	29,912	3,246	54,211	27,545
Income tax / "Plano Verão"	344,916	20,892	341,551	20,892
Other provisions	6,893	89,549	36,078	113,552
	417,910	155,572	1,695,921	1,824,918
	1,728,947	463,416	2,704,026	2,130,099

Total current - Parent Company		200,838		200,288
Total non-current - Parent Company	1,728,947	262,578	2,704,026	1,929,811

Total current - Consolidated		263,690		222,461
Total non-current - Consolidated	1,807,604	337,875	2,774,706	2,016,842

The changes in provisions for contingencies in the period ended September 30, 2011 are as follows:

								Consolidated
								Current
Nature	12/31/2010	Additions	Adjustment	Transfer (*)	Utilization	9/30/2011	9/30/2011	12/31/2010
Civil	80,831	15,498	2,654	3,660	(17,533)	85,110	73,534	57,622
Labor	188,188	49,298	23,588		(57,939)	203,135	189,936	164,839
Tax	1,911,260	68,064	16,118	(1,597,659)	(146,000)	251,783	220
Social security	59,024	28	2,726		(241)	61,537
	2,239,303	132,888	45,086	(1,593,999)	(221,713)	601,565	263,690	222,461

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

								Parent Company
								Current
Nature	12/31/2010	Additions	Adjustment	Transfer (*)	Utilization	9/30/2011	9/30/2011	12/31/2010
Civil	54,613	14,567	635		(9,903)	59,912	53,006	54,113
Labor	146,175	40,624	12,326		(51,290)	147,835	147,832	146,175
Tax	1,892,345	40,699	13,689	(1,597,659)	(132,882)	216,192
Social security	36,966	28	2,726		(243)	39,477
	2,130,099	95,918	29,376	(1,597,659)	(194,318)	463,416	200,838	200,288

(*) The transfers to taxes payable in installments occurred after the adhesion to Law 11,941/09 and refer to the proceedings regarding Social Contribution on Net Income – Exports, COFINS Law 10,833/03, CIDE and IPI Premium Credit on exports.

The provisions for civil, labor, tax, environmental and social security liabilities were estimated by the Company’s Management substantially based on the opinion of its legal counsels, and only the cases classified with a risk of probable loss were recorded. Additionally, the provisions include tax liabilities arising from actions taken on the Company’s initiative, plus SELIC (Special Settlement and Custody System) interest.

The Company and its subsidiaries are defendants in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$6,937,457 of which R$5,450,439 corresponds to tax proceedings including tax deficiency notices related to profits earned abroad as disclosed in Note 9, R$377,394 refer to civil actions and R$1,109,624 to labor and social security lawsuits. According to the Company’s legal counsels, these administrative and legal proceedings are assessed as a possible risk of loss. These proceedings were not accrued in accordance with the Management’s judgment and with accounting practices adopted in Brazil.

a) Labor contingencies

On September 30, 2011, the Company is defendant in 8,972 labor claims, with a provision in the amount of R$147,832 (R$146,175 on December 31, 2010). Most of the pleadings of the actions are related to joint and/or subsidiary liability, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay) resulting from the federal government’s economic plans, health plan, action for damages due to alleged occupational disease or accident and profit sharing differences from 1997 to 1999 and from 2001 to 2003.

b) Civil contingencies

Among the civil judicial contingencies  to which the Company is defendant, there are mainly actions with indemnification requests. Such proceedings, in general, arise from occupational accidents, diseases, contractual controversies, related to the Company’s industrial activities. A provision in the amount of R$53,006 on September 30, 2011 (R$54,113 on December 31, 2010) was recognized for contingencies  involving civil matters.

Among the environmental administrative/legal contingencies in which the Company is defendant, these mainly refer to administrative proceedings aiming the verification of possible environmental irregularities and the environmental licenses regularization; at courts, there are collection suits of fines levied due to these irregularities and public civil actions requesting the regularization cumulated with indemnities, which include environmental restoration, in most of the cases. These contingencies usually derive from controversies related to alleged damage to the environment, concerning the Company’s industrial activities. The Company recognized a provision for environmental-related lawsuits of R$6,906 (R$500 on December 31, 2010).

c) Tax contingencies

▪  Income and Social Contribution Taxes

(i) Plano Verão - The parent company claims the recognition of the financial-tax effects on the calculation of the income and social contribution taxes on net income, related to the 51.87% inflation write-down of the Consumer Price Index (IPC), which occurred in January and February 1989 (“Plano Verão”).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

In 2004, the discussion  was concluded and a final and unappealable decision was reached, granting the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The use of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert examination.

As at September 30, 2011 there is a amount of R$344,916 (R$341,551 on December 31, 2010) deposited in a specific account of judicial deposit  as noncurrent receivables and a provision of R$20,892 (R$20,892 on December 31, 2010), which represents the portion not recognized by the court.

(ii) CSLL export (social contribution on income from export revenues)

In February 2004, the Company filed a lawsuit in order to be exempted from the social contribution payment on its export revenues/earnings, as well as obtaining a court authorization to be able to repeat/offset all social contribution values that had been improperly paid on export revenues/earnings since the publication of the Amendment 33/2001, which provided a new wording to Article 149, paragraph 2 of CF/88, when establishing that “social contributions will not levy on revenues resulting from exports”.

Since then, the Company has accrued CSLL amount over export revenues/profit; however, after decision rendered by Federal Supreme Court (STF) in the records of RE 564,413 (leading case) in contrary voting related to the non-levy of social contribution on exports to taxpayers, also pending of publication, the Company decided to also include this lawsuit in the installment payment program enacted by Law 11,941/09 (REFIS). The lawsuit’s adjusted amount included in the installment payment totaled R$365,466.

▪  Contribution for intervention in the Economic Domain - CIDE

The parent company questioned the legality of Law 10,168/00, which established the payment of CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploration of patents.

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Appeals for Clarification of Judgment were filed, which were rejected, and an Extraordinary Appeal was filed at STF, which is awaiting decision as to its admissibility.

Due to adverse decisions and benefits from reduction of fines and interest rates, the Company’s Board of Directors approved the adhesion of said litigation to the tax recovery program of Law 11,941/2009.

After having applied the benefits of this program, the Company also maintains judicial deposits in the amount of R$6,200, of which R$2,895 refer to excess deposits after the application of REFIS reductions that may converted into income. On September 30, 2011, there is a provision in the amount of R$3,246 (R$27,545 on December 31, 2010), which includes legal charges.

▪  Salary premium for education – “Salário Educação”

The parent company challenged the unconstitutionality of the salary premium for education and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The proceeding was judged baseless, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree on it.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the pleading, in which the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the defendant’s appeal, and appealed concerning the SELIC rate.

The amount accrued and deposited in court on September 30, 2011 totals R$33,121 (R$33,121 on December 31, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

▪  On-the-job accident insurance - SAT

The parent company is challenging in court the increase in the SAT rate from 1% to 3% and is also contesting the raise in SAT for the purposes of Contribution to Special Retirement, whose rate was set at 6%, in accordance with the legislation, for employees who are exposed to harmful agents.

As for the first proceeding mentioned above, the lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. As for the second proceeding it ended up unfavorably for the Company, and the total amount due in this proceeding of R$33,077, which was deposited in court, was converted into revenue for the benefit of INSS.

The amount accrued on September 30, 2011, totals R$39,480 (R$36,966 on December 31, 2010), which includes legal charges and is exclusively related to the process of rate difference from 1% to 3% for all establishments of the Company. Due to the probability of loss, the Company’s Board of Directors approved the adhesion of these discussions to the installment payment set forth by Law 11,941/09. Due to the adhesion to REFIS and the withdrawal from the litigation that discussed the rate increase from 1% to 3%, CSN also included the period that had not been assessed in the Common Installment Program in 60 installments.

▪  IPI premium credit over exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through an Executive act, cancelled these benefits, prohibiting companies to use these credits.

The parent company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit over exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits from prior legislation.

On August 13, 2009, the Federal Supreme Court issued a decision with effects of general repercussion establishing that the IPI Premium Credit would only be effective up to October 1990. Thus, the credits determined after 1990 were not recognized, and, in view of this court decision, the Company’s Board of Directors approved the adhesion of said issues to the tax recovery programs of tax debts pursuant to the Provisional Measure 470/09 and Law 11941/09, in which there is the advantage of reduced fines, interest and legal charges.

The Company accrued the amount of credits already offset, increased by default charges up to September 30, 2009. The new debit value after the application of reductions set forth in the program of Law 11,941/09, was offset with court deposits related to said operations, resulting in an excess deposits amounting to R$516 million after the application of REFIS reductions, which can be refunded.

Debits recognized pursuant to MP 470/09 have been paid in 12 installments as of November 2009, and the last four installments were offset with the amounts of income and social contribution taxes losses carryforwards, pursuant to the possibility set forth in the applicable legislation.

▪  Other

The parent company also recorded provisions for proceedings related to INSS, Severance Pay (FGTS) - Supplementary Law 110, COFINS Law 10,833/03, PIS - Law 10,637/02 and PIS/COFINS - Manaus Free-trade Zone, amount of which totaled R$89,548 on September  30, 2011 (R$84,367 on December 31,2010), which includes legal charges.

Regarding the Cofins debit Law 10,833/03, the Board of Directors approved the adhesion of said discussions to the tax recovery program Law 11,941/09. The Parent Company maintained a provision in the amount of credits already offset, increased by default charges up to September 30, 2009.

The new debit value after the application of reductions set forth in the program of Law 11,941/09, was offset by court deposits related to these operations, resulting in an excess deposit amounting to R$9,141 after the application of REFIS reductions, which can be refunded.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE – Administrative Council for Economic Defense, which aimed at annulling its injunction for the so-infringements provided for in Articles 20 and 21, item I of Law 8,884/1984.The respective appeals were presented against this decision, which were denied allowing for a Motion for Clarification, which is pending judgment. The collection of the fine, amounting to R$65,292, was suspended by Court decision, which granted an interim suspension effect as to guarantee the debit through a surety issued by CSN. This action is classified under risk of possible loss.

21.   PROVISIONS FOR ENVIRONMENTAL AND DECOMMISSIONING LIABILITIES

a) Environmental liabilities

On September 30, 2011, the Company has a provision in the amount of R$291,351 in the Parent Company and R$300,993 in the consolidated (R$271,608 and R$278,106 on December 31, 2010, respectively) related to services for environmental investigation and recovery of areas potentially polluted within the plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. The expense estimates are reviewed periodically by adjusting the amounts recognized, whenever necessary. These are the Management’s best estimates considering the degraded area recovery studies and those in process of exploration.

Provisions are measured by present value of expenses that shall be required to settle the obligation, using a pretax discount rate, which reflects the market’s current valuations of time value of money and the specific risks of the obligation. The higher obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount to present value was and update the provision through September 30, 2011 is 11.00% on. The recognized liabilities are periodically adjusted based on the discount rates and the interest rate (IGPM) at force in the period.

b) Decommissioning of Assets

Liabilities related to decommissioning of assets consist of costs estimates due to decommissioning or restoration of areas at the shutdown of mineral resources exploitation and extraction activities. Initial measurement is recognized as a liability discounted at present value and subsequently by adding expenses over time. Asset decommissioning costs corresponding to the initial liability is capitalized as part of the book value of that asset and has been depreciated during the asset’s useful life. The liability recognized on September 30, 2011 was R$14,720 in the Parent Company and R$23,653 in the consolidated (R$13,435 and R$17,421 on December 31, 2010).

22.   SHAREHOLDERS’ EQUITY

 i. Common Stock

The Company’s fully subscribed and paid-in capital on September 30, 2011 amounted to R$1,680,947 (R$1,680,947 on December 31, 2010), divided into 1,457,970,108 (1,483,033,685 on December 31,2010) common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting. At the Extraordinary General Meeting held on March 25, 2010, shareholders approved the split of shares representing the capital stock. After this split, each share is now represented by two (2) new shares.

ii. Authorized capital

The Company’s bylaws in force on September 30, 2011, determine that the capital stock can be increased up to 2,400,000,000 shares, by decision of the Board of Directors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

iii. Legal reserve

Recorded at the proportion of 5% on the net income determined in each period, pursuant to Article 193 of Law 6,404/76, up to the current regulation limits.

iv. Treasury shares

On September 30, 2011, the Company does not own treasury shares. On August 2, 2011, the cancelation of 25,063,577 shares held in treasury was approved, without capital decrease.

v. Ownership structure

On September 30, 2011, the Company’s ownership structure was as follows:

			9/30/2011
	Number of common shares	% total shares	% w/o treasury shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	0.88%
BNDESPAR	31,773,516	2.18%	2.18%
NYSE - ADRs	380,387,174	26.09%	26.09%
BOVESPA	277,107,694	19.00%	19.00%
	1,457,970,108	100.00%	100.00%

(*) Rio Iaco Participações S.A. is a controlling group’s company.

vi. Changes in outstanding shares

	Number of shares	Balance held in treasury
Balance on December 31, 2010	1,457,970,108	25,063,577
Cancellation of shares		(25,063,577)
Balance on September 31, 2011	1,457,970,108

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

23.   OPERATING REVENUE

Operating revenue is broken down as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Gross revenue
Domestic market	10,130,788	10,165,072	3,392,258	3,312,729
Foreign market	4,689,875	3,000,679	1,693,443	1,347,788
	14,820,663	13,165,751	5,085,701	4,660,517
Deductions
Sales cancelled and discounts	(183,331)	(126,253)	(77,330)	(42,138)
Taxes on sales	(2,284,438)	(2,033,482)	(767,677)	(669,546)
	(2,467,769)	(2,159,735)	(845,007)	(711,684)
Net revenue	12,352,894	11,006,016	4,240,694	3,948,833

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Gross revenue
Domestic market	9,096,918	9,299,870	2,947,660	3,005,029
Foreign market	1,014,339	755,751	309,669	310,645
	10,111,257	10,055,621	3,257,329	3,315,674
Deductions
Sales cancelled and discounts	(163,252)	(101,979)	(70,206)	(33,604)
Taxes on sales	(2,007,489)	(1,824,516)	(637,210)	(586,371)
	(2,170,741)	(1,926,495)	(707,416)	(619,975)
Net revenue	7,940,516	8,129,126	2,549,913	2,695,699

24.   OTHER OPERATING EXPENSES AND INCOME

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Other operating expenses	(428,971)	(483,353)	(171,605)	(138,026)
Taxes and fees	(39,089)	(81,928)	(13,314)	(43,006)
Effect of REFIS Law 11,941/09 and MP 470/09	(16,119)	(8,444)
Provision for contingencies and net losses on reversals	(50,673)	(68,338)	(285)	(49,078)
Contractual and non-deductible fines	(39,926)	(165,461)	(14,209)	(17,991)
Fixed cost - stoppage	(23,196)	(16,660)	(7,198)	(5,476)
Derecognition of obsolete assets	(42,805)	(7,012)	(22,379)	603
Project engineering and studies expenses	(30,749)	(13,474)	(13,616)	(3,562)
Pension plan	(50,144)	(47,071)	(16,952)	(15,846)
Adjustment by recoverable value	(60,861)		(60,861)
Other expenses	(75,409)	(74,965)	(22,791)	(3,670)
Other operating income	762,509	112,573	25,939	14,127
Sale of Riversdale shares	698,196		32
Present value adjustment - taxes and contributions	9,694		1,371
Goodwill on acquisition of government payment notes of the city of Piraí		22,269
PIS / COFINS / ICMS extemporaneous credit		32,739
Dividends received from third parties	9,584	3,322	(20,499)	194
Other revenues	45,035	54,243	45,035	13,933
Other operating (expenses) and income	333,538	(370,780)	(145,666)	(123,899)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Other operating expenses	(292,303)	(460,124)	(67,030)	(124,286)
Taxes and fees	(5,346)	(64,241)	(1,441)	(33,924)
Effect of REFIS Law 11,941/09 and MP 470/09	(16,119)	(42,835)
Provision for contingencies and net losses on reversals	(40,660)	(35,161)	16,016	(28,797)
Contractual and non-deductible fines	(48,389)	(169,095)	(14,770)	(16,236)
Fixed cost - stoppage	(21,097)	(13,952)	(6,353)	(4,761)
Derecognition of obsolete assets	(21,994)	(7,536)	(12,744)	454
Project engineering and studies expenses	(30,721)	(13,474)	(13,588)	(3,562)
Pension plan	(46,840)	(43,971)	(15,835)	(14,803)
Other expenses	(61,137)	(69,859)	(18,315)	(22,657)
Other operating income	142,693	83,521	11,313	17,757
Sale of Riversdale shares
Present value adjustment - taxes and contributions	9,694		1,371
Goodwill on acquisition of government payment notes of the city of Piraí		22,269
PIS / COFINS / ICMS extemporaneous credit		32,739
Sale of securities	116,336
Dividends received from third parties	2,628	2,372	(4,093)	193
Other revenues	14,035	26,141	14,035	17,564
Other operating (expenses) and income	(149,610)	(376,603)	(55,717)	(106,529)

25.   FINANCIAL EXPENSES AND INCOME

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Financial expenses:
Loans and financing - foreign currency	(467,312)	(468,237)	(112,790)	(169,239)
Loans and financing - domestic currency	(1,156,513)	(553,329)	(540,058)	(239,168)
Related parties	(289,641)	(279,959)	(97,460)	(94,233)
Capitalized interest	257,965	156,048	114,896	49,965
PIS/COFINS on other revenues	(935)	(795)	(332)	(290)
Losses from derivative instruments (*)	(16,337)	(13,693)	(5,466)	(5,390)
Effect of REFIS Law 11,941/09 and MP 470/09, net	(77,335)	(33,921)
Interest rates, fines and tax charges	(191,060)	(218,125)	(61,621)	(90,086)
Other financial expenses	(146,972)	(200,807)	(61,665)	(57,499)
	(2,088,140)	(1,612,818)	(764,496)	(605,940)
Financial income:
Related parties	24,716	39,403	2,055	15,084
Income on financial investments	398,029	290,536	146,316	135,822
Other income	127,105	119,050	72,569	81,312
	549,850	448,989	220,940	232,218
Monetary variations:
- Gains	5,515	590	4,607	(1,906)
- Losses	(25,798)	(6,832)	(21,994)	7,118
	(20,283)	(6,242)	(17,387)	5,212
Exchange variations:
- on assets	1,730,582	(366,188)	2,400,133	(629,618)
- on liabilities	(1,564,596)	253,735	(2,301,062)	761,842
- Exchange variations with derivatives (*)	(116,013)	(91,200)	121,372	(238,946)
	49,973	(203,653)	220,443	(106,722)
Net monetary and exchange variations	29,690	(209,895)	203,056	(101,510)

Net financial income/(loss)	(1,508,600)	(1,373,724)	(340,500)	(475,232)

(*) Statement of income from derivative operations
Swap CDI x USD	(127,638)	(164,346)	84,491	(214,956)
Swap EUR x USD	2,817	(10,337)	18,444	(15,728)
U.S. Dollar Futures		79,926		2,255
Others	8,808	3,557	18,437	(10,517)
	(116,013)	(91,200)	121,372	(238,946)
Swap Libor x CDI	(16,337)	(13,694)	(5,466)	(5,391)
	(16,337)	(13,694)	(5,466)	(5,391)
	(132,350)	(104,894)	115,906	(244,337)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Financial expenses:
Loans and financing - foreign currency	(67,936)	(82,101)	(22,421)	(26,127)
Loans and financing - domestic currency	(850,947)	(444,387)	(369,323)	(168,708)
Related parties	(1,084,765)	(1,186,543)	(220,629)	(545,686)
Capitalized interest	185,221	135,552	90,196	40,916
PIS/COFINS on other revenues	(935)	(760)	(332)	(290)
Losses from derivative instruments (*)	(16,337)	(13,694)	(5,466)	(5,391)
Effect of REFIS Law 11,941/09 and MP 470/09, net	(77,335)	(6,055)
Interest rates, fines and tax charges	(185,666)	(179,785)	(62,938)	(71,273)
Other financial expenses	(119,609)	(177,522)	(50,534)	(44,426)
	(2,218,309)	(1,955,295)	(641,447)	(820,985)
Financial income:
Related parties	56,457	281,047	5,680	34,629
Income on financial investments	53,890	29,675	25,581	647
Other income	96,138	49,538	64,228	23,146
	206,485	360,260	95,489	58,422
Monetary variations:
- Gains	941	1,777	71	503
- Losses	(9,705)	(1,752)	(3,306)	1,877
	(8,764)	25	(3,235)	2,380
Exchange variations:
- on assets	127,475	(16,253)	183,222	(50,501)
- on liabilities	(845,127)	45,478	(1,368,865)	407,276
	(717,652)	29,225	(1,185,643)	356,775
Net monetary and exchange variations	(726,416)	29,250	(1,188,878)	359,155

Net financial income/(loss)	(2,738,240)	(1,565,785)	(1,734,836)	(403,408)

(*) Statement of income from derivative operations
Swap Libor x CDI	(16,337)	(13,694)	(5,466)	(5,391)
	(16,337)	(13,694)	(5,466)	(5,391)
	(16,337)	(13,694)	(5,466)	(5,391)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

26.   SEGMENT AND GEOGRAPHICAL INFORMATION

According to the Company’s structure, its businesses are distributed in five operational segments. Consequently, CSN has analyzed its information by segment as follows:

•           Steel

The steel division encompasses all operations related to the production, distribution, and sale of flat steel products, steel containers and galvanized steel in Brazil, the U.S. and Portugal. The segment makes steel packaging materials for Brazil’s chemical and food industries and also serves the country’s civil construction, white line (appliances), automotive and motors and compressors segments. The Company’s steel units produce highly durable hot- and cold-laminated, galvanized and pre-painted steel products. The Company also makes tinplate, a raw material used in the production of packaging products.

At Lusosider, in Portugal, the division also produces metallic leafing, in addition to galvanized steel products. CSN LLC, which operates in the U.S., serves the local market, offering cold-laminated and galvanized products. The production of long steel is slated to begin in 2012. With an initial production of 500 thousand tons, the Company will consolidate its position as a one-stop provider for the civil construction industry, rounding out its portfolio of high valued-added products in the steel chain.

•           Mining

The mining division encompasses the Company’s iron ore and tin operations. Those high quality iron ore  operations are located in the Iron Quadrangle region of Minas Gerais State, the Casa de Pedra mine, located in Congonhas, Minas Gerais, which produces high quality iron ore, as does its jointly-owned subsidiary Nacional Minérios S.A. (Namisa), which owns its own mines, also of excellent quality. It also sells iron ore for third parties. CSN also owns the Estanho de Rondônia S.A. (ERSA) mining company, which operates tin mining and smelting operations.

The Company holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals at Port of Itaguaí, located in the State of Rio de Janeiro. Coal and coke imports are carried at this terminal.

•           Logistics

i. Railroad

CSN holds stakes in two railroad companies: MRS Logística S.A., which manages Southeast Network formerly run by Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística S.A., which operates RFFSA’s former Northeast Network, which traverses the states on Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The transport services provided by MRS are fundamental to the supply of raw materials and the shipment of end products to their destinations. All of the iron ore, carbon and coke used at the Presidente Vargas Plant are transported by MRS, as well as a portion of the steel produced by CSN for the domestic market and for export.

A railroad system in Southeastern Brazil, with a 1,674 km rail network, serves the industrial triangle São Paulo - Rio de Janeiro - Minas Gerais in the southeast, connecting its mines located in Minas Gerais to ports located in São Paulo and Rio de Janeiro, and to CSN’s steel plants, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas.  In addition to serving other clients, the line transports iron ore from its mines of Casa de Pedra in Minas Gerais and coke and coal from Port of Itaguaí, in the State of Rio de Janeiro, to the city of Volta Redonda, and transports its exports to the Ports of Itaguaí and Rio de Janeiro. Its transportation volume accounts for nearly 28% of the total volume of the railroad system in southeastern Brazil.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

b) Transnordestina Logística

CSN and the federal government will jointly finance the implementation of the Transnordestina Project, which involves the construction of nearly 1,728 kilometers of new lines. That project, which is slated for conclusion in 2013, also includes extensions of and improvements to part of infrastructure (or lines) of Transnordestina Logística’s concession network, which will be expanded from its current 2,600 operational kilometers to approximately 4,300 km operational kilometers.

Transnordestina Logística S.A. holds a 30-year concession granted in 1998 to operate the rail system in northeastern Brazil. The rail system in northeastern Brazil comprises a 4,238 km of rail network and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas, and Rio Grande do Norte.  In addition, it connects itself to the main ports of the region, thus offering an important competitive advantage by means of opportunities for combined transportation solutions and customized logistic projects.

The project will increase transportation capacity of Transnordestina Logística by 20 times, almost the same level of the world’s most modern railways.

Transnordestina will become the best logistic option to export grains through the ports of Pecém and Suape, as well as other solid bulks, such as iron ore of the Northeast Region, playing an important role in the region’s development.

ii. Ports

The ports division encompasses the operation of the Sepetiba Tecon terminal built in the post-privatization period. The Sepetiba terminal’s infrastructure can meet all the needs of exporters, importers and ship-owners, since its installed capacity surpasses those of most other Brazilian terminals. Its berths have an excellent depth of 14.5 meters and plenty of storage space, and the terminal also provides adequate access to state-of-the-art equipment, systems and intermodal connections.

The Company’s constant investment in terminal projects consolidates the Port Complex of Itaguaí as one of the country’s most modern ones, currently with a movement capacity of 480 thousand containers on an annual basis and 30 million tons of bulk.

•           Energy

CSN is one of the major industrial consumers of electricity in Brazil. Considering that energy is essential in its productive process, the Company invests in energy generation assets to guarantee its self-sufficiency, which include:  the Itá Hydroelectric Plant, located in Santa Catarina State, with an installed capacity of 1,450 MW, in which CSN holds a 29.5% interest; the Igarapava Hydroelectric Plant, located in Minas Gerais, which has an installed capacity of 210 MW and in which CSN holds a 17.9% interest; and the thermo-electric co-generation station, with 238 MW, operational at the Presidente Vargas steelworks since 1999. The thermoelectric power plant uses residual gases deriving from its own steel production as fuel. CSN obtains 430 MW of energy from these three energy generation assets.

•           Cement

The cement division consolidates the Company’s cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces. Currently, most of the clinker used in cement production is leased from third parties, however, the production by CSN itself began in 2011, when the first stage of the Arcos factory in Minas Gerais will be completed. CSN also has a limestone mine on that site, which is already part of its cement division.

The information presented to the Management pertinent to each division is generally derived directly from the accounting records combined with a few inter-unit allocations.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Sales by geographic area are determined based on customer location. In consolidated terms, Brazilian sales consist of revenues obtained from clients in Brazil, while export sales correspond to revenues obtained from clients abroad.

							Nine-month period ended
								9/30/2011
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Result
Tonnes (thousand) - (unreviewed) (*)	3,699,349	17,041,734				1,274,707
Revenue
Domestic market	6,106,938	652,066	106,138	761,490	125,103	242,748	(305,727)	7,688,756
Foreign market	1,010,072	3,662,195					(8,129)	4,664,138
Cost of products sold and services rendered	(5,192,364)	(1,507,679)	(61,559)	(488,411)	(66,857)	(189,377)	263,827	(7,242,420)
Gross profit	1,924,646	2,806,582	44,579	273,079	58,246	53,371	(50,029)	5,110,474
Selling and administrative expenses	(345,780)	(51,892)	(12,681)	(62,519)	(18,809)	(49,099)	(242,086)	(782,866)
Depreciation	443,187	117,313	4,220	77,788	16,873	16,082	2,504	677,967
Adjusted EBITDA	2,022,053	2,872,003	36,118	288,348	56,310	20,354	(289,611)	5,005,575

								9/30/2011
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Sales by geographic area
Asia	15,633	3,137,099						3,152,732
North America	373,136							373,136
Latin America	119,173							119,173
Europe	469,787	525,096						994,883
Others	32,343						(8,129)	24,214
Foreign market	1,010,072	3,662,195					(8,129)	4,664,138
Domestic market	6,106,938	652,066	106,138	761,490	125,103	242,748	(305,727)	7,688,756
TOTAL	7,117,010	4,314,261	106,138	761,490	125,103	242,748	(313,856)	12,352,894

							Three-month period ended
								9/30/2011
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Result
Tonnes (thousand) - (unaudited) (*)	1,179,819	6,088,457				517,987
Revenue
Domestic market	1,989,590	207,161	37,618	273,286	59,445	97,523	(106,828)	2,557,795
Foreign market	310,206	1,373,741					(1,048)	1,682,899
Cost of products sold and services rendered	(1,730,580)	(566,061)	(20,319)	(181,565)	(37,490)	(80,205)	94,100	(2,522,120)
Gross profit	569,216	1,014,841	17,299	91,721	21,955	17,318	(13,776)	1,718,574
Selling and administrative expenses	(114,723)	(14,239)	(4,025)	(22,692)	(6,594)	(18,104)	(56,742)	(237,119)
Depreciation	141,590	39,266	1,414	25,939	5,623	6,546	1,347	221,725
Adjusted EBITDA	596,083	1,039,868	14,688	94,968	20,984	5,760	(69,171)	1,703,180

								9/30/2011
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Sales by geographic area
Asia	8,928	1,117,676						1,126,604
North America	126,014							126,014
Latin America	52,931							52,931
Europe	104,295	256,065						360,360
Others	18,038						(1,048)	16,990
Foreign market	310,206	1,373,741					(1,048)	1,682,899
Domestic market	1,989,590	207,161	37,618	273,286	59,445	97,523	(106,828)	2,557,795
TOTAL	2,299,796	1,580,902	37,618	273,286	59,445	97,523	(107,876)	4,240,694

(*) The mining sales volumes presented in this chart include those of the company and its stake in subsidiaries and jointly-controlled subsidiaries (Namisa 60%).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

							Nine-month period ended
								9/30/2010
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Result
Tonnes (thousand) - (unaudited) (*)	3,751,785	14,080,831				681,392
Revenue
Domestic market	6,966,524	362,045	86,285	653,625	85,224	140,393	(268,726)	8,025,370
Foreign market	838,783	2,141,863						2,980,646
Cost of products sold and services rendered	(4,718,481)	(910,386)	(55,889)	(366,324)	(31,053)	(113,250)	280,073	(5,915,310)
Gross profit	3,086,826	1,593,522	30,396	287,301	54,171	27,143	11,347	5,090,706
Selling and administrative expenses	(331,250)	(53,181)	(11,815)	(86,736)	(19,342)	(26,068)	(247,474)	(775,866)
Depreciation	388,592	108,432	9,170	71,942	16,880	9,351	(6,399)	597,968
Adjusted EBITDA	3,144,168	1,648,773	27,751	272,507	51,709	10,426	(242,526)	4,912,808

								9/30/2010
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Sales by geographic area
Asia	19,011	1,780,683						1,799,694
North America	334,768							334,768
Latin America	141,720							141,720
Europe	316,893	361,180						678,073
Others	26,391							26,391
Foreign market	838,783	2,141,863						2,980,646
Domestic market	6,966,524	362,045	86,285	653,625	85,224	140,393	(268,726)	8,025,370
TOTAL	7,805,307	2,503,908	86,285	653,625	85,224	140,393	(268,726)	11,006,016

							Three-month period ended
								9/30/2010
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Result
Tonnes (thousand) - (unaudited) (*)	1,190,720	5,270,703				308,489
Revenue
Domestic market	2,202,652	158,354	31,318	228,825	30,339	64,493	(103,906)	2,612,075
Foreign market	290,157	1,046,601						1,336,758
Cost of products sold and services rendered	(1,563,228)	(391,026)	(19,794)	(129,991)	(13,495)	(50,127)	113,574	(2,054,087)
Gross profit	929,581	813,929	11,524	98,834	16,844	14,366	9,668	1,894,746
Selling and administrative expenses	(108,474)	(19,368)	(4,494)	(53,819)	(6,342)	(12,028)	(58,294)	(262,819)
Depreciation	136,143	36,573	3,072	24,123	6,024	4,018	(6,009)	203,944
Adjusted EBITDA	957,250	831,134	10,102	69,138	16,526	6,356	(54,635)	1,835,871

								9/30/2010
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Sales by geographic area
Asia	62	909,132						909,194
North America	109,488							109,488
Latin America	59,553							59,553
Europe	108,194	137,470						245,664
Others	12,859							12,859
Foreign market	290,156	1,046,602						1,336,758
Domestic market	2,202,652	158,354	31,318	228,825	30,339	64,493	(103,906)	2,612,075
TOTAL	2,492,808	1,204,956	31,318	228,825	30,339	64,493	(103,906)	3,948,833

(*) The mining sales volumes presented in this chart include those of the company and its stake in subsidiaries and jointly-controlled subsidiaries (Namisa 60%).

The adjusted EBITDA comprises the net income plus income before taxes, income and social contribution, depreciation and amortization, in addition to other operating revenues (expenses), which are excluded, as they mainly refer to non-recurring items of the operation.

The Company’s Board of Executive Officers uses the adjusted EBITDA as means of measuring the recurring generation capacity of operating cash, allowing for comparison criteria with other companies.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

	Nine-month period ended		Three-month period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Adjusted EBITDA	5,005,575	4,912,808	1,703,180	1,835,871
Depreciation	(677,967)	(597,968)	(221,725)	(203,944)
Other operating expenses (Note 24)	333,538	(370,780)	(145,666)	(123,899)
Financial expenses and income (Note 25)	(1,508,600)	(1,373,724)	(340,500)	(475,232)
Income before taxes	3,152,546	2,570,336	995,289	1,032,796
Income and social contribution taxes (Note 9)	(302,459)	(504,481)	101,941	(294,525)
Net income	2,850,087	2,065,855	1,097,230	738,271

27.   EARNINGS PER SHARE (EPS)

Basic earnings per share:

Basic earnings per share are based on profit attributable to CSN’s controlling shareholders divided by the weighted average outstanding common shares during the year (after the stock split), excluding common shares purchased and held in treasury and was calculated as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
	Common shares		Common shares
Net income for the period
Profit attributed to CSN's shareholders	2,874,190	2,065,078	1,118,187	737,372
Profit attributed to non-controlling shareholders	(24,103)	777	(20,957)	899
Weighted average of the number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and Diluted EPS	1.97136	1.41641	0.76695	0.50575

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
	Common shares		Common shares
Net income for the period
Profit attributed to CSN's shareholders	2,874,190	2,065,078	1,118,187	737,372
Profit attributed to non-controlling shareholders
Weighted average of the number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and Diluted EPS	1.97136	1.41641	0.76695	0.50575

28.   EMPLOYEE BENEFITS

Pension plans granted by the Company substantially cover all employees. Plans are managed by Caixa Beneficente dos Empregados da CSN (“CBS”), a non-profit private pension fund, established in July 1960, whose members are employees and former employees of the parent company and some subsidiaries, which joined the fund by means of an agreement and CBS’s employees themselves. CBS’s Executive Board comprises a president and two executive officers, all of them appointed by CSN, CBS’s main sponsor. The Deliberative Council is CBS’s top authority of deliberation and guidance presided over by the president of the pension fund and composed of ten members, six of them are chosen by CSN, CBS’s main sponsor, and four of them are elected by participants.

Up to December 1995, CBS Previdência managed two benefit plans based on years of services, salary and social security benefits. On December 27, 1995, the Brazilian Department of Supplementary Private Pensions (“SPC”) approved the implementation of a new benefit plan, effective as of the abovementioned date, called Combined Supplementary Benefit Plan (“Combined Plan”), organized as a variable contribution plan. Employees hired after this date may only join the new plan (“Combined Plan"). In addition, all active employees who participated in the previous defined benefit plans had the opportunity to change to the new Combined Plan.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

On September 30, 2011, CBS had 31,623 participants (30,540 on December 31, 2010), of which 16,666 were active taxpayers (15,433 on December 31, 2010), 9,745 were retired employees (9,888 on December 31, 2010) and 5,212 were contingent beneficiaries (5,219 on December 31, 2010). Out of total participants, on September 30, 2011, 13,035 belong to the defined benefit plan and 17,786 to the combined plan.

CBS’s guarantee assets are mainly invested in restricted operations (backed by in federal public securities, federal public securities indexed to the inflation, shares, loans and real estate. On September 30, 2011, CBS held 12,788,231 common shares of CSN (12,788,231 common shares on December 31, 2010). The entity’s total guarantee assets amounted to R$3.7 billion and R$3.6 billion on September 30, 2011 and 2010, respectively. CBS’s fund managers try to combine the plan assets with the benefit liabilities payable in the long term. Brazilian pension funds are subject to certain restrictions related to their investment capacity in foreign assets and, consequently, funds invest mainly in securities in Brazil.

Guarantee assets are those assets available and investments of benefit plans, not including debts contracted with sponsors.

a.      Description of pension plans

Plan covering 35% of average salary

This plan, which began on February 1st, 1966, is a defined benefit plan for the purpose of paying retirements (due to time in service, special cases, disability or age) on a life-long basis, equivalent to 35% of the participant’s adjusted average for the last 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of benefits, death grant and a cash grant. This plan became inactive on October 31, 1977, when the Supplementary average salary plan became effective.

Supplementary average salary plan

This defined benefit plan began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average adjusted salaries of the participant and the benefit paid by the Official Social Security  to the retired employees, on a life-long basis. Like in the 35% Average Salary Plan, there is sickness allowance, death grant and pension coverage. This plan became inactive on December 26, 1995, after the mixed supplementary benefit plan has been implemented.

Mixed supplementary benefit plan

Begun on December 27, 1995, this is a variable contribution plan. Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness/accident benefit). In this plan, the retirement benefit is calculated based on the total accumulated sponsor’s and participant’s contributions per month, as well as on each participant’s payment option, which may occur during lifetime (with or without receiving death benefit) or by a percentage applied on the balance of the benefit generating fund (loss by indefinite term). Upon the participant’s retirement grant, the plan starts having a defined benefit plan.

b.      Investment policy

The investment policy sets forth principles and guidelines that should rule investments from funds of the entity, aiming to promote safety, liquidity and profitability necessary to ensure balance between the plan assets and liabilities, based on the Asset Liability Management (ALM) study, which takes into consideration the benefits of the participants and beneficiaries of each plan.

The investment plan is reviewed on a yearly basis and approved by the Deliberative Council taking into consideration a 5-year period, as set forth by CGPC Rule 7 of December 4, 2003. Investment limits and criteria set forth in the policy are based on Resolution 3,792/09, published by the Brazilian Monetary Council (“CMN”).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

c.      Employee benefits

Actuarial liabilities are adjusted at the end of each year by external actuaries and reported in the quarterly financial information according to CPC 33-Employee Benefits and IAS 19 – Employee Benefits.

	9/30/2011	12/31/2010
Obligations recorded in the Balance Sheet
Pension plan benefits
Post-employment health benefits	367,839	367,839
	367,839	367,839

Assets and liabilities reconciliation of employee benefits is described as follows:

12/31/2010
Present value of defined benefit obligations	1,982,556
Fair value of plan assets	(2,316,018)
Deficit/(surplus)	(333,462)
Restriction due to recovery limitation	280,582
Net (assets) (*)	(52,880)

(*) Assets from the actuarial valuation were not recorded by the Company as they do not clearly evidence their realization, pursuant to item 59 (c) of CPC 33 – Employee Benefits and IAS 19 – Employee Benefits.

Present value breakdown of defined benefit liability during 2010 is as follows:

12/31/2010
Present value of the obligations at the beginning of the year	1,731,767
Cost of services	1,313
Cost of interest rates	185,285
Benefits paid	(166,147)
Actuarial losses/(gains)	225,341
Others	4,999
Present value of obligations at the end of the year	1,982,558

Fair value breakdown of the plan´s assets during 2010 is as follows:

12/31/2010
Fair value of assets at the beginning of the year	(2,160,158)
Expected return of the plan assets	(218,229)
Sponsors' contributions	(63,109)
Benefits paid	166,147
Actuarial gains/(losses)	(40,669)
Fair value of the plan assets on December 31	(2,316,018)

Breakdown of amounts recognized in the statement of income on December 31, 2010 is as follows:

12/31/2010
Cost of current services	1,313
Cost of interest rates	185,285
Expected return of the plan assets	(218,229)
Total unrecognized revenue (*)	(31,631)
Total costs (income), net (*)	(31,631)

(*) Income resulting from the actuarial valuation was not recorded by the Company as it does not clearly evidence its realization, pursuant to item 59 (c) of CPC 33 – Employee Benefits, IAS 19 – Employee Benefits.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Cost is recognized in the income statement under other operating expenses.

Breakdown of actuarial gains and losses in 2010 is as follows:

12/31/2010
Actuarial gains and losses	184,671
Restriction due to recovery limitation	(99,509)
Total cost of actuarial (gains) and losses	85,162

Actuarial gains and losses history in 2010 is as follows:

12/31/2010
Present value of defined benefit obligations	1,982,556
Fair value of plan assets	(2,316,018)
Surplus	(333,462)
Adjustments to the plan liabilities	225,341
Adjustments to the plan assets	40,669

The main actuarial assumptions used were as follows:

12/31/2010
Actuarial financing method	Projected Unit Credit
Functional currency	Real (R$)
Accounting for the plan assets	Market value
Value used as estimate of equity at the end of the year	Best estimate for the equity at the end of the fiscal year, using the projection of amounts recorded in October
Discount rate	10.66%
Inflation rate	4.40%
Salary increase nominal rate	5.44%
Benefit increase nominal rate	4.40%
Rate of return on investment	11.31% - 12.21%
General mortality table	AT 2000 by gender
Disability entry table	Mercer Disability with probabilities x 2
Disabled mortality table	Winklevoss - 1%
Turnover table	2% p.a. millennium plan, null for defined benefit plans
Retirement age	100% on the first date the individual becomes eligible to a retirement benefit scheduled by the plan
Family breakdown of active participants	95% will be married at the time of retirement, the wife is 4 years younger than the husband

d.      Post-employment health care plan

Refers to the Bradesco health care plan created on December 1st, 1996 exclusively covering former retired employees, pensioners, those who were granted amnesty, veterans, widows of injured employees and retirees until March 20, 1997 and their respective legal dependents, since then, the health plan does not allow the inclusion of new beneficiaries.  The Plan is sponsored by CSN and managed by the Caixa Beneficente dos Empregados da Cia Siderúrgica Nacional – CBS.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Amounts recognized in the balance sheet on December 31, 2010, were determined as follows:

12/31/2010
Present value of obligations	367,839
Liabilities	367,839

Interest on actuarial liability was R$35,457 in 2010.

The reconciliation of liabilities of health benefits is as follows:

12/31/2010
Actuarial liabilities at the beginning of the year	317,145
Cost of current service	35,457
Sponsor's contributions calculated for the previous year	(33,064)
Recognition of (gains)/losses in the year	48,301
Actuarial liabilities at the end of the year	367,839

Actuarial gains and losses registered in shareholders’ equity are as follows:

12/31/2010
Actuarial liability losses	48,301
Losses recognized in shareholders' equity	48,301

Actuarial gains and losses history is as follows:

12/31/2010
Present value of defined benefit obligations	367,839
Deficit/(surplus)	367,839
Experience adjustments in plan obligations	48,301

Actuarial assumptions used to calculate post-employment health benefits were as follows:

2010
Biometrics
General mortality table	AT 2000 by gender
Turnover	N/A
Family composition	Real breakdown

Financial Assumptions	12/31/2010
Nominal rate of actuarial discount	10.77%
Inflation	4.40%
Increase in Medical Assistance Costs due to age	1.50%
Nominal growth rate in Medical Assistance Costs	2.31%
Average Medical Assistance Costs	316.22

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

29.   COMMITMENTS

a.       Take-or-pay contracts

On September 30, 2011, the Company had take-or-pay agreements, as shown below:

			Payments		Minimum future commitments
Company engaged	Nature of Service	Contract conditions	2010	2011	2011	2012	2013	2014	2015	After 2016	Total
MRS Logística	Iron ore transportation	Payment of at least 80% of tonnes agreed upon to be carried by MRS.	61,466	117,211	44,014	176,058	176,058	176,058	176,058	88,029	836,275

MRS Logística	Steel products transportation	Payment of at least 80% of tonnes agreed upon to be carried by MRS.		4,913	14,691	58,762	58,762	58,762	58,762	24,484	274,223

MRS Logística	Iron ore, coke and coal transportation	Transportation of 8,280,000 tonnes p.a. of iron ore and 3,600,000 tonnes p.a. of coal, coke and other reduction products.	7,138	40,979	33,193	99,578					132,771

FCA	Mining products transportation	Transportation of at least 1,900,000 tonnes p.a.	419	1,324	15,771	63,085	63,085				141,941

FCA	FCA railway transportation of clinker to CSN Cimentos	Transportation of at least 675,000 tonnes p.a. of clinker in 2011 and 738,000 tonees of p.a. clinker as of 2012.		1,071	6,159	26,937	26,937	26,937	26,937	116,727	230,634

ALL	Steel products railway transportation	Rail transportation of at least, 20,000 tonnes of steel products monthly, originated at Água Branca Terminal in São Paulo for CSN PR in the city of Araucária - State of Paraná.	6,675	10,847	3,540	3,540					7,080

White Martins	Supply of gas (oxygen, nitrogen and argon)	CSN undertakers to buy, at least, 90% of the annual volume of gas contracted with White Martins.	95,063	73,035	23,401	93,606	93,606	93,606	93,606	93,606	491,431

CEG Rio	Supply of natural gas	CSN undertakes to buy at least, 70% of the natural gas monthly volume	331,026	329,038	68,331	273,324					341,655

Vale S.A	Supply of iron ore pellets	CSN undertakes to buy at least, 90% of the volume of iron ore pellets secured by contract.	146,348	267,726	41,013	164,054	164,054	109,369			478,490

Compagás	Supply of natural gas	CSN undertakes to buy at least, 80% of the natural gas monthly volume contracted with Compagás.	11,625	11,851	3,340	13,362	13,362	13,362	13,362	120,257	177,045

COPEL	Energy supply	CSN undertakes to buy, at least, 80% of the energy annual volume contracted with COPEL.	10,005	9,477	1,872	7,487	7,487	7,487	7,487	39,934	71,754

K&K Tecnologia	Supply of Blast Furnace Mud generated in the pig iron manufacturing process	CSN undertakes to buy, at least, 3,000 tonnes monthly of blast furnace mud to be processed at CSN's mud concentration mill.		4,714	1,768	7,074	7,074	7,074	7,074	51,283	81,347

Harsco Metals	Processing of slag resulting from pig iron and steel manufacturing process	Harsco Metals undertakes to execute the processing of metal products and crushing of slag resulting from CSN pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product from multiplying unit price (R$/t) by total production of liquid steel from CSN steelmaking shop, ensuring a minimum production of liquid steel of 400,000 tonnes.	28,063	30,091	7,500	30,000	30,000	15,000			82,500

Siemens	Industrialization, repair, recovery and manufacturing of casting machine units.	Siemens undertakes to industrialize, repair, recover and manufacture, in whole or partially, the casting machines in order to supply the off-line and on-line maintenance needs of Presidente Vargas mill continued casting machines (UPV).	28,727	31,820	8,081	32,324	18,856				59,261

			726,555	934,097	272,674	1,049,191	659,281	507,655	383,286	534,320	3,406,407

b.       Concession agreements

On September 30, 2011, the minimum future payments referring to governmental concessions have the following maturities:

	Nature of service	2011	2012	2013	2014	2015	After 2016	Total
MRS	30-year concession, renewable for another 30 years, ref. to the transportation of iron ore of Casa de Pedra mines in Minas Gerais, coke and coal from Itaguaí Port in Rio de Janeiro to Volta Redonda and exports from Itaguaí and Rio de Janeiro Ports.	120,270	240,540	240,540	240,540	240,540	2,465,535	3,547,965

Transnordestina	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to explore the railway system of northeast region of Brazil. The northeast railway system comprises 4,238 km of rail network and operates in the cities of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	1,614	6,458	6,458	6,458	6,458	73,728	101,174

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals comprising Itaguaí Port, located in the city of Rio de Janeiro, for a period falling due in 2022 and renewable for another 25 years.	33,507	121,632	157,171	180,219	180,219	1,261,532	1,934,280

Tecon	25-year concession granted on September 3, 1998 , renewable for another 25 years, to operate the container terminal at Itaguaí Port.	5,259	22,129	22,129	22,129	22,129	221,293	315,069

		160,651	390,759	426,298	449,346	449,346	4,022,087	5,898,488

30.   INSURANCE COVERAGE

Aiming at properly mitigating risks and in view of the nature of its operations, the Company and its subsidiaries took out several different types of insurance policies. The policies are taken out in line with the Risk Management policy and are similar to insurances taken out by other companies operating in the same line as CSN and its subsidiaries. The coverage of these policies include: National Transportation, International Transportation, Carrier Civil Responsibility, Import, Export, Life and Personal Accidents Insurance, Health, Vehicle Fleet, D&O (Administrator Civil Responsibility Insurance), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Guarantee Insurance and Port Operator Civil Responsibility.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

The Company also contracted the Operational Risk of Property Damage and Loss of Profits policy, with Maximum Indemnification Limit (LMI) of R$850,000 to its entities and subsidiaries: Usina Presidente Vargas, Mineração Casa de Pedra, Mineração Arcos, CSN Paraná, CSN Porto Real, Terminal de Cargas TECAR, Terminal TECON, NAMISA and CSN Cimentos, which policy was negotiated with insurance and reinsurance companies in Brazil and abroad. CSN decided to undertake responsibility for an average retention of R$170,000 exceeding the property damage and loss of profits deductible and will co-participate with 54% of the risks. The Company continues striving towards reducing its co-participation.

The risk assumptions adopted, given their nature, are not part of the scope of a review of the quarterly financial information, and, consequently, they were not reviewed by our independent auditors.

31.   SUBSEQUENT EVENTS

•       On September 27, 2011, subsidiary Transnordestina Logística S.A. subscribed and paid-in 468,293,037 4th series convertible debentures through the Fundo de Desenvolvimento do Nordeste (FDNE) a government fund that invests in development projects in northeast, at the face value of R$1.00 each, totaling R$468,293, and the credit generated was received on October 7, 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Independent Auditors’ Review Report on Interim Financial Information

(a free translation from the original in Portuguese)

To

The Board of Directors and Shareholders

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“the Company”) included in the Quarterly Financial Information - ITR referring to the quarter ended September 30, 2011, comprising the balance sheet as of September 30, 2011 and the statements of income and comprehensive income for the three and nine-months periods then ended and changes in shareholders’ equity and cash flows for the nine-months period then ended, including the explanatory notes.

Management is responsible for the preparation and fair presentation of these individual interim financial information in accordance with technical pronouncement CPC 21 - Interim Financial Information and the consolidated interim financial information in accordance with CPC 21 and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB,  and presented in a manner consistent with the rules of the Brazilian Securities and Exchange Commission applicable to the preparation of Quarterly Financial Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Brazilian and International Standards on interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual Quarterly Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Quarterly Financial Information described above, were not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - September 30, 2011 – CIA SIDERURGICA NACIONAL

Conclusion on the consolidated quarterly financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Financial Information described above were not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

We also reviewed the individual and consolidated statement of value added (DVA), for the nine-months period ended on September 30, 2011, prepared under management’s responsibility, for which the disclosure in the interim information is required in accordance with the rules issued by the Brazilian Securities and Exchange Commission  applicable to the preparation of Quarterly Financial Information and considered additional information for IFRS, which does not require this disclosure. These statements were submitted to the same review procedures previously described and, based on our review, nothing has come to our attention that would lead us to believe that they have not been prepared, in all its material respects, in accordance with the individual and consolidated Quarterly Financial Information taken as whole.

São Paulo, October 27, 2011

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 15, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.